Exhibit 99.150

[EXECUTION VERSION]

CREDIT AGREEMENT

made among

STARPOINT ENERGY LTD. and
STARPOINT COMMERCIAL TRUST,

as Borrowers

and

BANK OF MONTREAL,

and those other banks and financial institutions

from time to time party hereto,

as Lenders

and

BANK OF MONTREAL,

as Administrative Agent for the Lenders, Lead Arranger and Bookrunner

and

THE BANK OF NOVA SCOTIA, ROYAL BANK OF CANADA

and THE TORONTO-DOMINION BANK,

as Co-Syndication Agents

DATED AS OF JUNE 27, 2005

TABLE OF CONTENTS

ARTICLE I INTERPRETATION		1

1.1	DEFINITIONS	1
1.2	KNOWLEDGE	24
1.3	HEADINGS AND TABLE OF CONTENTS	24
1.4	REFERENCES	25
1.5	RULES OF INTERPRETATION	25
1.6	ACCOUNTING PRINCIPLES	25
1.7	TIME	25
1.8	CURRENCY REFERENCES AND PAYMENTS	25
1.9	PAYMENT FOR VALUE	25
1.10	SCHEDULES	25

ARTICLE II THE FACILITY		25

2.1	FACILITY AMOUNT	25
2.2	SYNDICATE TRANCHE AND WORKING CAPITAL TRANCHE	26
2.3	PURPOSE OF FACILITY	26
2.4	BORROWING BASE	26
2.5	AVAILMENT OPTIONS	30
2.6	REVOLVEMENT	30
2.7	REDUCTION OF FACILITY COMMITMENT AND REPAYMENT	31
2.8	LETTERS OF CREDIT - PROCEDURES AND LIMITATIONS	31
2.9	LETTER OF CREDIT INDEMNITY	32
2.10	ELIGIBLE SWAPS; CROSS DEFAULT	33
2.11	JOINT AND SEVERAL LIABILITY OF THE BORROWERS	33
2.12	UNMATURED APF BAS	33

ARTICLE III COMMON PROVISIONS		33

3.1	PAYMENT AND NOTICE OF DRAWDOWNS, ROLLOVERS AND CONVERSIONS	33
3.2	EVIDENCE OF INDEBTEDNESS	34
3.3	REPAYMENT OF OUTSTANDINGS IN EXCESS OF COMMITMENTS DUE TO EXCHANGE FLUCTUATIONS	34
3.4	PRIME RATE ADVANCES	34
3.5	US BASE RATE ADVANCES	35
3.6	LIBOR ADVANCES	35
3.7	CO-ORDINATION OF PRIME RATE, US BASE RATE AND LIBOR ADVANCES – SYNDICATE TRANCHE	35
3.8	LIBOR PERIODS	35
3.9	BANKERS’ ACCEPTANCES - POWER OF ATTORNEY	36
3.10	SIZE AND MATURITY OF BANKERS’ ACCEPTANCES AND BA EQUIVALENT LOANS	38
3.11	CO-ORDINATION OF BA ADVANCES AND BA EQUIVALENT LOANS – SYNDICATE TRANCHE	38
3.12	PAYMENT OF BANKERS’ ACCEPTANCES AND BA EQUIVALENT LOANS	39
3.13	DEEMED ADVANCES - BANKERS’ ACCEPTANCES	39
3.14	WAIVER	39
3.15	DEGREE OF CARE	39
3.16	INDEMNITY – BANKERS’ ACCEPTANCES	40
3.17	OBLIGATIONS ABSOLUTE	40

ARTICLE IV EXTENSION AND TAKEOVER		40

4.1	EXTENSION OF THE EXTENDIBLE PERIOD	40
4.2	TAKEOVER NOTIFICATION	42

ARTICLE V INTEREST RATES AND FEES		43

5.1	INTEREST ON PRIME RATE ADVANCES	43
5.2	INTEREST ON US BASE RATE ADVANCES	44
5.3	INTEREST ON LIBOR ADVANCES	44
5.4	BA FEES	45
5.5	LETTER OF CREDIT FEES	45
5.6	INTEREST ON OVERDUE AMOUNTS	45
5.7	COMMITMENT FEES	46
5.8	MAXIMUM RATE PERMITTED BY LAW	46
5.9	INTEREST GENERALLY	46

ARTICLE VI SECURITY		47

6.1	SECURITY	47
6.2	SUBSIDIARY GUARANTEES AND SECURITY	47
6.3	CONTINUING SUBSIDIARY GUARANTEES AND SECURITY	47
6.4	DEALING WITH SUBSIDIARY GUARANTEES	48
6.5	EFFECTIVENESS	48
6.6	UNDERTAKING TO GRANT ADDITIONAL SECURITY	48
6.7	LIMITATION	48
6.8	RELEASE AND AMENDMENT OF SECURITY	48
6.9	REGISTRATIONS AND RENEWALS	48
6.10	PERMITTED ENCUMBRANCES AND PERMITTED INDEBTEDNESS	49

ARTICLE VII DISBURSEMENT CONDITIONS		49

7.1	CONDITIONS PRECEDENT TO THE INITIAL DRAWDOWN	49
7.2	CONDITIONS PRECEDENT TO ALL ADVANCES (OTHER THAN ROLLOVERS AND CONVERSIONS)	51
7.3	CONDITIONS PRECEDENT TO ROLLOVERS AND CONVERSIONS	52
7.4	WAIVER	52
7.5	DELIVERY OF DOCUMENTS UPON COMPLETION OF THE APF TRANSACTION	52
7.6	DELIVERY OF DOCUMENTS UPON COMPLETION OF THE ENCANA TRANSACTION	53

ARTICLE VIII REPRESENTATIONS AND WARRANTIES		54

8.1	REPRESENTATIONS AND WARRANTIES - GENERAL	54
8.2	FINANCIAL	56
8.3	OIL AND GAS PROPERTIES	57
8.4	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	58

ARTICLE IX COVENANTS		58

9.1	GENERAL COVENANTS	58
9.2	REPORTING REQUIREMENTS	60
9.3	PROPERTY	61
9.4	NEGATIVE CORPORATE COVENANTS	62
9.5	RESTRICTIONS ON ADDITIONAL DEBT, GUARANTEES, SECURITY AND SWAPS	62
9.6	RESTRICTIONS ON ACQUISITIONS	63
9.7	RESTRICTIONS ON DISTRIBUTIONS	63
9.8	RESTRICTIONS ON PROPERTY DISPOSITIONS	63

2

ARTICLE X DEFAULT		64

10.1	EVENTS OF DEFAULT	64
10.2	ACCELERATION, DEMAND AND TERMINATION OF RIGHTS	66
10.3	PAYMENT OF BANKERS’ ACCEPTANCES AND LETTERS OF CREDIT	66
10.4	REMEDIES	67
10.5	WAIVERS	67
10.6	SAVING	67
10.7	PERFORM OBLIGATIONS	67
10.8	THIRD PARTIES	67
10.9	REMEDIES CUMULATIVE	68
10.10	NOTICES OF EVENTS OF DEFAULT	68

ARTICLE XI THE AGENT AND THE LENDERS		68

11.1	DECISION-MAKING	68
11.2	SECURITY	69
11.3	APPLICATION OF PROCEEDS OF REALIZATION	69
11.4	PAYMENTS BY AGENT	70
11.5	PROTECTION OF AGENT	71
11.6	DUTIES OF AGENT	72
11.7	LENDERS’ OBLIGATIONS SEVERAL; NO PARTNERSHIP	73
11.8	SHARING OF INFORMATION	73
11.9	ACKNOWLEDGEMENT BY BORROWERS	73
11.10	AMENDMENTS TO ARTICLE XI	73
11.11	DELIVERIES	73
11.12	AGENCY FEE	74

ARTICLE XII CBA MODEL PROVISIONS		74

12.1	CBA MODEL PROVISIONS INCORPORATED BY REFERENCE	74

ARTICLE XIII MISCELLANEOUS PROVISIONS		75

13.1	SEVERABILITY	75
13.2	AMENDMENT, SUPPLEMENT OR WAIVER	75
13.3	GOVERNING LAW; THIS AGREEMENT TO GOVERN	75
13.4	EXPENSES AND INDEMNITY	76
13.5	INTEREST ON MISCELLANEOUS AMOUNTS	76
13.6	ADDRESS FOR NOTICE	76
13.7	TIME OF THE ESSENCE	76
13.8	FURTHER ASSURANCES	76
13.9	TERM OF AGREEMENT	76
13.10	PAYMENTS ON BUSINESS DAY	76
13.11	ENTIRE AGREEMENT	77
13.12	TOMBSTONE MARKETING	77
13.13	ACKNOWLEDGEMENT	77
13.14	LIMITATION OF LIABILITY	77

3

THIS CREDIT AGREEMENT is made as of the 27th day of June, 2005

AMONG:

STARPOINT ENERGY LTD. and

STARPOINT COMMERCIAL TRUST,

as Borrowers

- and -

BANK OF MONTREAL,

and those other banks and financial institutions

from time to time party hereto,

as Lenders

- and –

BANK OF MONTREAL,

as Administrative Agent for the Lenders, Lead Arranger and Bookrunner

WHEREAS:

A.                                    The Borrowers have requested certain extendible loan facilities from the Lenders, and the Lenders have agreed to provide such extendible loan facilities to the Borrowers on the terms and subject to the conditions set forth in this Agreement; and

B.                                    The Lenders wish the Agent to act on their behalf with regard to certain matters contemplated by this Agreement.

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE I
INTERPRETATION

1.1                               Definitions

In this Agreement, including the recitals and the Schedules hereto and in all notices given pursuant to this Agreement, the words and phrases set out in the CBA Model Provisions (as defined below) shall have the respective meanings set forth therein, and the following words and phrases shall have the following meanings:

“ABCA” means the Business Corporations Act (Alberta), including the regulations promulgated thereunder, as the same may be amended from time to time.

“Acceleration Notice” means a written notice delivered by the Agent to the Borrowers pursuant to Section 10.2 declaring the Obligations outstanding hereunder to be due and payable.

“Administration Agreement” means the administration agreement dated as of December 6, 2004 between Olympia Trust Company, in its capacity as trustee for SE Trust, and a predecessor corporation of SEL, as amended, supplemented, restated or replaced from time to time.

“Advance” means a borrowing by a Borrower by way of a Prime Rate Advance (including by way of Overdraft), a US Base Rate Advance (including by way of Overdraft), a LIBOR Advance, acceptance of a Bankers’ Acceptance, a BA Equivalent Loan or the issuance of a Letter of Credit, including deemed Advances and Conversions, renewals and Rollovers of existing Advances, and any reference relating to the amount of Advances shall mean the sum of the principal amount of all outstanding Prime Rate Advances, the Equivalent Amount in Canadian Dollars of all outstanding US Base Rate Advances and LIBOR Advances, plus the Face Amount of all outstanding Bankers’ Acceptances and Notional Bankers’ Acceptances, and the stated amount of all Letters of Credit.

“Agent” means BMO in its capacity as administration agent for the Lenders, and its successors in such capacity.

“Agent’s Account” means the account of the Borrowers maintained at the Agent’s main branch or office in Toronto, Ontario.

“Agreeing Lender” has the meaning ascribed thereto in Section 4.1(b).

“Agreement” means this credit agreement and any schedules hereto, as amended, supplemented, modified, restated or replaced from time to time.

“APF” means APF Energy Inc.

“APF Agreement” means the combination agreement dated as of April 13, 2005 between SE Trust, SEL (in its capacity as authorized administrator of SE Trust), APF Trust and APF.

“APF Trust” means APF Energy Trust, an unincorporated trust formed under the laws of the Province of Alberta.

“APF Transaction” means the indirect acquisition by SE Trust of certain Oil and Gas Properties and related assets pursuant to the APF Agreement.

“Applicable Lenders” means all Lenders who have a Proportionate Share of the Syndicate Tranche.

“Applicable Margin” means, at any time in respect of the Facility, the percentage margin or rate per annum as set forth in the table below:

	Funded Debt to EBITDA Ratio
Type of Accommodation	< 1.0:1	> 1.0:1 but < 1.5:1	> 1.5:1 but < 2.0:1	> 2.0:1 but < 2.5:1	> 2.5:1
Prime Rate	0.00%	0.00%	0.05%	0.20%	0.40%
US Base Rate	0.00%	0.00%	0.05%	0.20%	0.40%
LIBOR Rate	0.85%	0.95%	1.05%	1.20%	1.40%
BA Rate	0.85%	0.95%	1.05%	1.20%	1.40%
LC Rate (financial)	0.85%	0.95%	1.05%	1.20%	1.40%
LC Rate (performance)	0.425%	0.475%	0.525%	0.60%	0.70%
Commitment Fee Rate	0.15%	0.175%	0.20%	0.225%	0.25%

The Applicable Margin shall initially be set as if the Funded Debt to EBITDA Ratio was “>1.0:1 but < 1.5:1” pending receipt of the Compliance Certificate on September 30, 2005, and shall thereafter be recalculated and reset by the Lenders as set forth below.  For the purposes of this definition, the Funded Debt to EBITDA Ratio shall be calculated by the Borrowers and reported to the Agent in the Compliance Certificate provided by the Borrowers from time to time in respect of the applicable Fiscal Quarter end or Fiscal Year end in accordance with Section 9.2(c).  The Lenders shall be entitled to rely on such calculation, and the Applicable Margin so determined shall be applied from and after the first day of the first Fiscal Quarter of the Borrowers following the date that the Compliance Certificate was required to be delivered; provided that (i) in the event that the Borrowers should fail to provide a Compliance Certificate in respect of the applicable Fiscal Quarter end or Fiscal Year end in accordance with Section 9.2(c) setting out the Funded Debt to EBITDA Ratio as and when required, then from and after the first day of the month next following the latest month in which the Borrowers were required to have provided such Compliance Certificate, the Applicable Margin in all cases shall automatically be determined as if the Funded Debt to EBITDA Ratio was “>2.5:1” until cured, and such deemed determination shall be final for all purposes hereof; (ii) during the Term Period for any Lender, the Applicable Margin in the case of all Advances made by that Lender shall be increased by an additional 25 bps; (iii) at any time when, as a result of reducing the Borrowing Base, the Outstanding Principal exceeds the Borrowing Base, the Applicable Margin in the case of all Advances shall be increased by an additional 100 bps until cured; and (iv) the Lenders shall be entitled to disagree with the Borrowers’ calculation from time to time and in the event of any discrepancy in calculating such ratio as between the Borrowers, on the one hand, and the Lenders, on the other hand, the Lenders shall have the right to reassess and redetermine such ratio in their absolute discretion, acting reasonably.

“ATB” means Alberta Treasury Branches, in its capacity as a Lender and as Co-Agent.

“BA Advance” means the portion of an Advance effected by acceptance of a Bankers’ Acceptance.

“BA Discount Proceeds” means:

(a)                                 in respect of any Bankers’ Acceptance which is required to be purchased by a Lender hereunder, an amount (rounded to the nearest whole cent with one-half of one cent being rounded-up) determined as of the applicable Drawdown Date, Conversion Date or Rollover Date which is equal to:

Face Amount x Price
100

where “Face Amount” is the face amount of such Bankers’ Acceptance and “Price” is equal to:

100
1 + (Rate x Term)
365

where “Rate” is the applicable BA Discount Rate expressed as a decimal on the day of purchase; “Term” is the term of such Bankers’ Acceptance expressed as a number of days; and Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded-up; and

(b)                                 in respect of any Bankers’ Acceptance which is not required to be purchased by a Lender hereunder, the net cash proceeds to the applicable Borrower from such Bankers’ Acceptance, before deduction or payment of the BA Fee thereon.

“BA Discount Rate” means:

(a)                                 with respect to Bankers’ Acceptances accepted by a BA Lender that is a bank under Schedule I of the Bank Act (Canada), the CDOR Rate; and

(b)                                 with respect to Bankers’ Acceptances accepted by a BA Lender that is not a bank under Schedule I of the Bank Act (Canada), the lesser of (i) the CDOR Rate plus 10 bps, and (ii) that BA Lender’s quoted discount rate; provided that if such BA Lender (as at approximately 10:00 a.m. (Toronto time) on such day) does not furnish a timely quotation, the Agent shall determine the relevant discount rate on the basis of the CDOR Rate only, which determination by the Agent shall be conclusive and binding, absent manifest error.

“BA Equivalent Loan” has the meaning ascribed thereto in Section 3.11(b).

“BA Fee” means the amount calculated by multiplying the Face Amount of a Bankers’ Acceptance by the applicable BA Rate, and then multiplying the result by a fraction, the numerator of which is the number of days to elapse from and including the date of acceptance of such Bankers’ Acceptance by a BA Lender up to but excluding the maturity date of such Bankers’ Acceptance, and the denominator of which is 365.

“BA Lender” means any Lender which is a bank chartered under the Bank Act (Canada) and which stamps and accepts Bankers’ Acceptances.

“BA Rate” means, from time to time in respect of an acceptance of a Bankers’ Acceptance or a BA Equivalent Loan, the applicable percentage rate per annum for the applicable level indicated beside the reference to “BA Rate” in the table to the definition of “Applicable Margin”.

“Bankers’ Acceptance” means an accommodation made available to a Borrower by way of a bankers’ acceptance denominated in Canadian Dollars, drawn by such Borrower and accepted by a BA Lender, and issued for value pursuant to this Agreement.

“BBS Cure Period” has the meaning ascribed thereto in Section 2.4(i).

“BMO” means Bank of Montreal, in its capacity as a Lender.

“BNP” means BNP Paribas (Canada), in its capacity as a Lender and as a Managing Agent.

“BNS” means The Bank of Nova Scotia, in its capacity as a Lender and as a Co-Syndication Agent.

“Borrowers” means SEL and SC Trust, and “Borrower” means either of them as the context requires.

“Borrowers’ Account” means the account of the Borrowers maintained at BMO’s main branch or office in Calgary, Alberta.

“Borrowers’ Counsel” means Heenan Blaikie LLP, and/or such other firm of solicitors qualified to practice law in Alberta acceptable to the Agent, acting reasonably, as the Borrowers may from time to time designate.

“Borrowing Base” means the amount determined or redetermined by the Required Lenders as the aggregate value to be ascribed to the Oil and Gas Properties of the Borrowers and the Guarantors against which the Lenders are prepared to provide Advances to the Borrowers under the Syndicate Tranche and the Working Capital Tranche of the Facility, using their own standard and usual practices for determining borrowing base production loans and which are generally applied to borrowers in the oil and gas production business, to be determined semi-annually on April 30th and October 31st of each year and on such other occasions as required hereunder, and based upon, inter alia, the review by the Agent and the Lenders of the hydrocarbon reserves, royalty interests and other Indebtedness of the Borrowers and the Guarantors, in the manner set out in Section 2.4.

“Borrowing Base Shortfall” means the amount by which the aggregate of all outstanding Obligations under:

(a)                                 the Syndicate Tranche exceeds the Syndicate Tranche Limit; and

(b)                                 the Working Capital Tranche exceeds the Working Capital Tranche Limit,

as a result of a reduction or redetermination of the Borrowing Base, as contemplated by Section 2.4(i).

“bps” means one one-hundredth of one percent.

“Business Day” means a day of the year, other than a Saturday, Sunday or statutory holiday, on which each Lender is open for business at its main branch or office in Calgary, Alberta, Toronto, Ontario and Montreal, Quebec, as applicable, and (i) in respect of any payments made hereunder in US Dollars, a day on which banking institutions are also open for business in New York, New York, or (ii) in respect of any LIBOR Advance, a day on which banking institutions are also open for business in London, England.

“Canadian Dollars”, “Cdn$” or “$” mean lawful money of Canada.

“Capital Expenditures” means expenditures made directly or indirectly which are considered in accordance with GAAP to be classified and accounted for as capital expenditures, including the acquisition or improvement of land, plant, machinery or equipment, whether fixed or removable.

“Capital Lease” means, with respect to any Person, any lease or other arrangement relating to real or personal property which should, in accordance with GAAP, be required to be classified and accounted for as a capital lease on the consolidated balance sheet of such Person and its subsidiaries, whether synthetic or otherwise, but excluding any lease that would in accordance with GAAP be determined to be an operating lease.

“Cash Collateral” means cash, a bank draft or a letter of credit issued by a chartered bank referred to in Schedule I of the Bank Act (Canada), in a form satisfactory to the Lenders, acting reasonably.

“Cash Flow” means, subject to adjustment, the product of (a) two multiplied by (b) consolidated net income of the Borrowers and the Guarantors from operations for the two most recent Fiscal Quarters, as determined by GAAP (after taxes), without giving effect to extraordinary items, plus, to the extent deducted in the determination of net income: (i) deferred income taxes, (ii) depreciation, depletion and amortization expense and provision for future site restorations, and (iii) interest expense associated with the SE Trust Debentures.  For greater certainty, the product determined above shall be adjusted on a pro forma basis to reflect any material acquisitions or dispositions of the Borrowers and the Guarantors during such two Fiscal Quarters.

“CBA Model Provisions” means the model credit agreement provisions attached hereto as Schedule “F”, which have been revised under the direction of the Canadian Bankers’ Association Secondary Loan Market Specialist Group from provisions prepared by The Loan Syndications and Trading Association, Inc.

“CDOR Rate” means, on any day, the arithmetical average of the percentage discount rates (expressed to three decimal places, calculated on the basis of a year of 365 days) for Canadian Dollar bankers’ acceptances in comparable amounts having an identical issue date and a comparable maturity date to the Bankers’ Acceptances proposed to be issued by a Borrower which is quoted on the “Reuters’ Screen CDOR Page” (as defined in the International Swaps and Derivatives Association, Inc. definitions, as modified and amended from time to time) for acceptances of Schedule I banks under the Bank Act (Canada) (or if such screen shall not be available any successor or similar service selected by the Agent) as at approximately 10:00 a.m. (Toronto time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the

Agent in good faith after 10:00 a.m. (Toronto time) or as soon thereafter as practicable to reflect any error in a posted rate of interest or in the posted average annual rate of interest).  If neither such screen nor any successor or similar service is available, then the “CDOR Rate” shall mean the percentage discount rate (expressed to three decimal places, calculated on the basis of a year of 365 days) determined by the Agent to be the average of the quoted discount rates at which Canadian Dollar bankers’ acceptances in comparable amounts having an identical issue date and a comparable maturity date are being bid for discount by the BA Lenders which are Schedule I banks under the Bank Act (Canada) at approximately 10:00 a.m. (Toronto time) or so soon thereafter as practicable on the day of the acceptance and purchase of the Bankers’ Acceptances hereunder.  If any BA Lender does not furnish a timely quotation, the Agent shall determine the relevant discount rate on the basis of the quotation or quotations furnished by the remaining BA Lenders.  Each determination of the CDOR Rate shall be conclusive and binding, absent manifest error, and be computed using any reasonable averaging and attribution method.

“CIBC” means Canadian Imperial Bank of Commerce, in its capacity as a Lender and as a Managing Agent.

“Commitment” means, in respect of each Lender from time to time, the aggregate amount of Advances that such Lender has agreed to make at that time as set out on Schedule “A” to this Agreement (which shall be amended and distributed to all parties by the Agent from time to time as other Persons become Lenders or the Commitments of current or future Lenders are hereafter assigned, modified, cancelled, reduced, increased or otherwise changed pursuant to the provisions of this Agreement).

“Commitment Fee Rate” means, from time to time in respect of the payment of commitment fees pursuant to Section 5.7, the applicable percentage rate per annum for the applicable Funded Debt to EBITDA Ratio beside the reference to “Commitment Fee Rate” in the table to the definition of “Applicable Margin”.

“Commodity Swap” means any transaction, arrangement or agreement entered into between a Borrower and a counterparty, on a case by case basis, including a futures contract, a commodity option, a commodity swap, a forward sale or other similar commodity-related transaction, the purpose of which is to manage, mitigate or eliminate such Borrower’s exposure to fluctuations in commodity prices, including contracts settled by physical delivery of the commodity.

“Compliance Certificate” means a certificate of a Responsible Officer of each Borrower required from time to time pursuant to Section 9.2(c), the form of which is attached hereto as Schedule “B”.

“Conflicted Lender” has the meaning ascribed thereto in Section 4.2(b).

“Constating Documents” means (i) with respect to a corporation, its articles of incorporation, amalgamation or continuance or other similar documents and its by-laws, and (ii) with respect to any other Person which is not a natural Person, the organization and governance documents of such Person; in each case as amended and supplemented from time to time.

“Conversion” means a conversion or deemed conversion of one type of Advance into another type of Advance pursuant to this Agreement, and “converted” and “convert” have corresponding meanings.

“Conversion Date” means a Business Day on which a Conversion is to be made pursuant to a Conversion Notice.

“Conversion Notice” means a notice to make a Conversion, substantially in the form of Schedule “C” attached hereto.

“Credit Documents” means this Agreement, the Security, each Bankers’ Acceptance and Letter of Credit, and all other certificates, instruments, notices and documents delivered or to be delivered pursuant to this Agreement.

“Credit Limit” means:

(a)                                 in the event of closing the EnCana Transaction prior to closing the APF Transaction, the lesser of (i) $225,000,000 and (ii) an amount equal to the Borrowing Base;

(b)                                 in the event of closing the APF Transaction prior to closing the EnCana Transaction, the lesser of (i) $340,000,000 and (ii) an amount equal to the Borrowing Base; and

(c)                                  after closing both the APF Transaction and the EnCana Transaction, the lesser of (i) $450,000,000 and (ii) an amount equal to the Borrowing Base.

“Creditor Proceedings” means any dissolution, winding up, total or partial liquidation, plan of arrangement, receivership, insolvency, proposal, bankruptcy or compromise under the Insolvency Legislation, including a reorganization under section 192 of the ABCA or the equivalent provisions of any other applicable corporate law, general assignment for the benefit of creditors or similar proceedings offered with respect to either Borrower or any Guarantor, or their respective properties or liabilities.

“Currency Swap” means any transaction, arrangement or agreement entered into between a Borrower and a counterparty, on a case by case basis, including a foreign exchange futures contract, a currency option, a currency swap, a currency exchange, a forward rate or other similar currency-related transaction, the purpose of which is to manage, mitigate or eliminate such Borrower’s exposure to fluctuations in currency exchange rates.

“DBNA” means the Depository Bills and Notes Act (Canada).

“Debt” means, with respect to any person, all Indebtedness of such person which would, in accordance with GAAP, be classified on a consolidated balance sheet as indebtedness for borrowed money and, whether or not so classified, shall include (without duplication and on a consolidated basis):

(a)                                 money borrowed (including by way of overdraft) or Indebtedness represented by notes payable and drafts accepted representing extensions of credit for borrowed money;

(b)                                 the face amount of bankers’ acceptances and similar instruments not relating to the Facility;

(c)                                  the stated amount of all letters of credit, letters of guarantee and surety bonds, in each case supporting amounts which would otherwise constitute Debt within the meaning of this definition;

(d)                                 all obligations (whether or not with respect to the borrowing of money) that are evidenced by bonds, debentures, notes or other similar instruments;

(e)                                  all obligations upon which interest charges are customarily paid or payable prior to payment of the principal amount of such obligations in accordance with the terms of such obligations;

(f)                                   all obligations for or in respect of the purchase of any property, assets or undertaking, the purchase price in respect of which has been prepaid by the purchaser;

(g)                                  all obligations in respect of the deferred purchase or acquisition price of property or services (including obligations secured by any Permitted PMSI) in excess of 90 days;

(h)                                 all principal obligations as lessee under sale and leaseback transactions and Capital Leases or any other leases which would in accordance with GAAP be construed as financing leases;

(i)                                     any secured Swaps to the extent there is an obligation to the counterparty at the end of the applicable Fiscal Quarter;

(j)                                    plus or minus the average of any working capital deficiency or surplus at the end of the two most recently completed Fiscal Quarters; and

(k)                                 any guarantee or indemnity (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of an obligation included in items (a) through (j) above;

but excluding, for greater certainty, subordinated Indebtedness under the SE Trust Debentures, trade payables and accrued liabilities that are current liabilities incurred in the ordinary course of business, current and future taxes, and deferred reclamation obligations relating to Oil and Gas Properties.

“Decision Date” has the meaning ascribed thereto in Section 4.1(a).

“Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

“Distribution” means:

(a)                                 any declaration or payment of any dividend, royalty or fee directly or indirectly to any holder of Shares (other than, in the case of SEL, the Exchangeable Shares) of any Person;

(b)                                 any redemption, retraction, repurchase or other acquisition or retirement, in whole or in part, of any Shares (other than, in the case of SEL, the Exchangeable Shares) of any Person;

(c)                                  any payment by a Person of any amount of principal, interest or other amounts in respect of any Debt which is owed to any Affiliate of any Person;

(d)                                 any loan or advance which is made by a Person to or in favour of a holder of Shares in such Person or an Affiliate of such holder; or

(e)                                  the transfer by a Person of any of its property or assets for consideration of less than fair market value thereof, to any of its Affiliates,

whether any of the foregoing is made, paid or satisfied in or for cash, property or both.

“Documents of Title” means, collectively, any and all present and future documents of title and all leases, reservations, permits, licences, unit agreements, assignments, trust declarations, participation, exploration, farmout, farmin, royalty, purchase or other agreements by virtue of which any Borrower or Guarantor is entitled to:

(a)                                 explore for, drill for, recover, take or win Petroleum Substances and the present and future interests of such Borrower or Guarantor therein, and the rights of such Borrower or Guarantor thereunder, or

(b)                                 share in the production or proceeds of production or any part thereof or proceeds of royalty, production, profits, or other interests out of, referable to, payable in respect of or any amounts calculable by reference to the volume or value of Petroleum Substances and the present and future interests of such Borrower or Guarantor therein and the rights of such Borrower or Guarantor thereunder.

“Drawdown Date” means the date, which shall be a Business Day, of any Advance other than a Rollover or Conversion.

“Drawdown Notice” means a notice requesting an Advance other than by way of a Conversion or Rollover, substantially in the form of Schedule “C” attached hereto.

“EBITDA” means, with respect to any Person for any period, the consolidated net income of such Person for such period determined in accordance with GAAP before deduction of interest, income taxes, capital taxes, depreciation and amortization, and any extraordinary/unusual non-recurring items for such period agreed to by all of the Lenders, each acting reasonably.

“Eligible Swaps” means those Swaps which are entered into by a Borrower and any Swap Lender, as applicable.

“Eligible Swap Indebtedness” means Indebtedness of a Borrower to a Swap Lender under an Eligible Swap.

“EnCana” means EnCana Corporation.

“EnCana Agreement” means the partnership interest sale agreement dated as of May 9, 2005 made among EnCana and 1148607, as vendors, and SC Trust and 1167639, as purchasers.

“EnCana Transaction” means the indirect acquisition by SE Trust of certain Oil and Gas Properties and related assets pursuant to the EnCana Agreement.

“Enforcement Notice” has the meaning ascribed thereto in Section 10.4.

“Environmental Law” means all Applicable Law which pertains to public health or safety, the protection or enhancement of the environment or pursuant to which Environmental Liabilities would arise or have arisen, including relating to a Release or threatened Release of any Hazardous Material or the generation, use, storage or transportation of any Hazardous Material, and including any condition, restriction, prohibition or requirement contained in any Applicable Law.

“Environmental Liabilities” means any and all liabilities and obligations for any Release, or any environmental damage to, any contamination of or any other environmental problem with any Person, property or the environment as a result of any Release whether or not caused by a breach of Environmental Law, including all liabilities and obligations arising from or related to any surface, underground, air, groundwater or surface water contamination; restorations and reclamations; the removal of or failure to remove any foundations, structures or equipment; the cleaning up or reclamation of storage sites; any Release; the violation of pollution standards; and personal injury (including sickness, disease or death) and property damage arising from any of the foregoing.

“Equivalent Amount” in one currency (the “First Currency”) of an amount in another currency (the “Other Currency”) means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the Bank of Canada noon (Toronto time) mid-point spot rate for such currencies on such date of determination (as quoted or published from time to time by the Bank of Canada) or, if such date of determination is not a Business Day, on the Business Day immediately preceding such date of determination, or at such other rate as may have been agreed to by the Borrowers and the Agent.

“Event of Default” means any of the events or circumstances specified in Section 10.1.

“Exchangeable Shares” means the series A exchangeable shares in the capital of SEL.

“ExchangeCo” means StarPoint Exchangeco Ltd., an Alberta corporation and a wholly-owned Subsidiary of SE Trust.

“Extendible Period” means the period commencing on the Initial Drawdown Date and ending at 2:30 p.m. (Calgary time) on the Stated Term Date, or such later date to which the Stated Term Date may be extended under Section 4.1.

“Face Amount” means (i) in respect of a Bankers’ Acceptance, the amount payable to the holder thereof on its maturity, and (ii) in respect of a Notional Bankers’ Acceptance, the amount payable to the Non BA Lender under the BA Equivalent Loan represented thereby on the maturity thereof.

“Facility” means the extendible revolving operating loan facility more particularly described in Section 2.1.

“Facility Maturity Date” means the earliest to occur of (i) that date which is 365 days after the Stated Term Date, and on which the Outstanding Principal and accrued interest under the Facility is due without the giving of an Acceleration Notice, or (ii) that due date of all Obligations under the Facility resulting from the giving of an Acceleration Notice.

“Federal Funds Rate” means, for any day, the rate of interest per annum for that day set forth in the weekly statistical release designated as H.15(519), or any successor publication, published by the Board of Governors of the Federal Reserve System of the United States of America (including any such successor publication “H.15(519)”) opposite the caption “Federal Funds (Effective)” and, if on any day such rate is not yet published in H.15(519), the rate for such day shall be the rate of interest per annum set forth in the daily statistical release designated as the Composite 3:30 p.m. Quotations for US Government Securities for such day under the caption “Federal Funds Effective Rate”; provided that if such rate is not yet published in either H.15(519) or the Composite 3:30 p.m. Quotations, such rate shall be the average of the quotations for such day on overnight Federal funds (such words to have the meaning generally given to them by money market brokers of recognized standing doing business in the United States of America) transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent.

“Financial Letter of Credit” means any Letter of Credit that is not a Performance Letter of Credit.

“Financial Statements” means the consolidated financial statements of SE Trust and its Subsidiaries as at a specified date and for the period then ended and shall include a balance sheet, statement of income and retained earnings, statement of cash flows and application of funds, together with comparative figures in each case (where a comparative period on an earlier statement exists), all prepared, maintained and stated in accordance with GAAP applied consistently, except as may be set forth in the notes thereto.

“Fiscal Quarter” means, in respect of each Borrower, the three calendar month period commencing on the first day of each Fiscal Year and each successive three calendar month period thereafter during such Fiscal Year.

“Fiscal Year” means, in respect of each Borrower, its fiscal year commencing on January 1 of each year and ending on December 31 of the next following year, or such other fiscal year as may be proposed by such Borrower and agreed to by the Agent acting on the instructions of the Majority Lenders.

“Funded Debt” means, with respect to any Person, all interest-bearing Debt of such Person.

“Funded Debt to EBITDA Ratio” means, at any time in respect of the Borrowers on a consolidated basis, the ratio of (i) the aggregate of Funded Debt at the end of its most recently completed Fiscal Quarter, to (ii) the product of two times the aggregate EBITDA (before management fees) for its two most recently completed Fiscal Quarters.  For greater certainty, EBITDA for the purposes of this definition shall (a) include the normalized EBITDA attributable to any acquisition made in the previous two Fiscal Quarters as if the acquisition had been made at the beginning of such two Fiscal Quarter period, and (b) exclude the EBITDA attributable to any disposition made during the previous two Fiscal Quarters as if the disposition had occurred at the beginning of such two Fiscal Quarter period.

“GAAP” means generally accepted accounting principles consistently applied which are in effect from time to time in Canada, as published in the Handbook of the Canadian Institute of Chartered Accountants.

“Guarantee” means any undertaking to assume, guarantee, indemnify, endorse (other than the routine endorsement of cheques in the ordinary course of business), contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any Indebtedness of any Person; provided that the amount of each Guarantee shall be deemed to be the amount of the Indebtedness guaranteed thereby unless the Guarantee is limited to a specified amount as to realization exclusively on specified assets in which case the amount of such Guarantee shall be deemed to be the lesser of such specified amount or the fair market value of such specified assets, as the case may be, or the amount of such Indebtedness.

“Guarantors” means (i) SEL in respect of the Obligations of SC Trust to the Agent and the Lenders, (ii) SC Trust in respect of the Obligations of SEL to the Agent and the Lenders, and (iii) in respect of the Obligations of the Borrowers to the Agent and the Lenders, SE Trust, all present and future direct and indirect Subsidiaries of SE Trust (other than SEL and SC Trust), including without limitation as of the date hereof, 1167639, Trend and the Partnership, all additional direct and indirect Subsidiaries of SE Trust acquired specifically pursuant to the APF Transaction, and all additional direct and indirect Subsidiaries of SE Trust acquired specifically pursuant to the EnCana Transaction; and “Guarantor” means any of such Persons as the context requires.

“Hazardous Material” means any substance or mixture of substances, or any pollutant or contaminant, toxic or dangerous waste, or hazardous material, as defined in or regulated by any Environmental Law, from time to time, that if Released to the environment would reasonably be expected to cause, immediately or at some future time, harm or damage to or impairment of the environment, or any risk to human health or safety or property.

“Independent Engineering Report” means an engineering evaluation report prepared by an independent engineering firm chosen by the Borrowers and acceptable to the Agent, acting reasonably, covering, in any given year, 90% of the Oil and Gas Properties.

“Initial Drawdown Date” means the day on which the conditions precedent set forth in Section 7.1 have been satisfied or waived.

“Indebtedness” means, with respect to any Person, all present and future indebtedness, liabilities and obligations created, incurred, assumed or guaranteed by such Person, whether absolute or contingent including all indebtedness for borrowed money, any obligation arising in respect of any Swap or similar obligation and all liabilities (other than indebtedness for borrowed money) which in accordance with GAAP would appear on the liability side of a balance sheet of such Person prepared as at such time, except items of capital, retained earnings, surplus or deferred tax reserves.

“Insolvency Default” means an Event of Default described in Sections 10.1(e) or (f).

“Insolvency Legislation” means legislation in any applicable jurisdiction relating to reorganization, compromise or re-adjustment of debt, dissolution or winding-up, or any similar legislation, and specifically includes for greater certainty, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) and any applicable corporations or company legislation.

“Interest Expense” means, with respect to any Person for any period, without duplication, interest expense of such Person calculated on a consolidated basis and in accordance with GAAP as the same would be set forth or reflected in a consolidated statement of earnings of such Person and, in any event and without limitation, shall include:

(a)                                 all interest paid or payable in respect of such period;

(b)                                 all fees (including standby, letter of credit, guarantee, commitment and BA Fees) accrued or payable in respect of such period and which relate to any Debt, prorated (as required) over such period;

(c)                                  any difference between the face amount and the discount proceeds of any bankers’ acceptances issued by such Person and other obligations issued at a discount, prorated (as required) over such period;

(d)                                 the interest component of capital lease obligations and any other financing lease obligations (whether a synthetic lease or otherwise and whether categorized as a true lease or a financing lease for income tax purposes) accrued or payable in respect of such period; and

(e)                                  all net amounts charged or credited to interest expense in respect of such period under any Interest Swap.

“Interest Payment Date” means, with respect to Prime Rate Advances and US Base Rate Advances under the Facility, the last Business Day of each calendar month, or such other date or dates as the Borrowers and the Agent may agree in writing.

“Interest Swap” means any transaction, arrangement or agreement entered into between a Borrower and a counterparty, on a case by case basis, including a futures contract, an interest rate swap, an interest rate option, a cap transaction, a floor transaction, a collar transaction or other similar interest-related transaction, the purpose of which is to manage, mitigate or eliminate such Borrower’s exposure to fluctuations in interest rates.

“ISDA Master Agreement” means the 1992 International Swap and Derivatives Association, Inc. Master Agreement (Multi Currency - Cross-Border) as from time to time amended, restated or replaced by the International Swap and Derivatives Association, Inc., including the schedule thereto and any confirmation thereunder as entered into by a Borrower with any Swap Lender.

“LC Rate” means, from time to time in respect of a Letter of Credit Advance, the applicable percentage rate per annum for the applicable Funded Debt to EBITDA Ratio indicated beside the reference to “LC Rate” in the table to the definition of “Applicable Margin”.

“Lenders” means ATB, BMO, BNP, BNS, CIBC, NBC, RBC and TD, and any other banks and financial institutions who from time to time become party to this Agreement as a Lender hereunder and have a Commitment in respect of the Facility as set out in Schedule “A” attached hereto, as such Schedule may hereafter be amended from time to time, and each of their respective successors and assigns, and “Lender” means any one of them.

“Lenders’ Counsel” means the firm of Fraser Milner Casgrain LLP, or such other firm or legal counsel as the Agent may from time to time designate.

“Letter of Credit” means a documentary letter of credit, standby letter of credit or letter of guarantee (in a form acceptable to the Lender issuing such letter of credit or letter of guarantee) in Canadian Dollars or US Dollars.

“Letter of Credit Advance” means an Advance under the Syndicate Tranche by the Applicable Lenders or an Advance under the Working Capital Tranche by the Operating Lender, in each case pursuant to this Agreement, by the issuance of a Letter of Credit at the request and for the account of a Borrower.

“LIBOR Advance” means an Advance in US Dollars bearing interest at the LIBOR Rate.

“LIBOR Period” means the period selected by a Borrower for a LIBOR Advance which shall be 30, 60, 90 or 180 days commencing on the Drawdown Date, the Rollover Date or the Conversion Date of such Advance, as applicable, provided that:

(a)                                 in the case of a Rollover, the last day of each LIBOR Period shall also be the first day of the next LIBOR Period;

(b)                                 the last day of each LIBOR Period shall be a Business Day and, if not, the Borrower shall be deemed to have selected a LIBOR Period the last day of which is the first Business Day following the last day of the LIBOR Period selected by such Borrower; and

(c)                                  the last day of each LIBOR Period shall be on or prior to the Facility Maturity Date.

“LIBOR Rate” means, for any LIBOR Period and LIBOR Advance:

(a)                                 the simple average of the interest rates (rounded up to the nearest 1/16%) expressed as a percentage per annum (on the basis of a 360 day year) as quoted on the Telerate Page 3750, at which deposits in US Dollars are offered for deposit in the London interbank market at 11:00 a.m. (London time) three (3) Business Days before the first day of the LIBOR Period, for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance; or

(b)                                 if such rates are not available at or about such time, the rate of interest (rounded up to the nearest 1/16%) expressed as a percentage per annum (on the basis of a 360 day year) at which the Agent, in accordance with its normal practice, would be prepared to quote and offer leading banks in the London interbank market deposits in US Dollars at 11:00 a.m. (London time) three (3) Business Days before the first day of the LIBOR Period, for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance;

and in either such case, plus the applicable percentage rate per annum for the applicable Funded Debt to EBITDA Ratio indicated beside the reference to “LIBOR Rate” in the table to the definition of “Applicable Margin”.

“Long-Term Debt” means, at any particular time and in respect of the Borrowers, Indebtedness which does not mature within one year.

“Majority Lenders” means:

(a)                                 when there are less than three Lenders, all of the Lenders; and

(b)                                 when there are three or more Lenders, those Lenders holding, in the aggregate, a minimum of two-thirds (66 2/3%) of the Total Commitment.

“Material Adverse Effect” means any matter, event or circumstance that individually or in the aggregate would have a material adverse effect on:

(a)                                 the business, financial condition, operations, property, assets or undertaking of the Borrowers and the Guarantors (taken as a whole);

(b)                                 the ability of the Borrowers and the Guarantors to perform their respective obligations under any Credit Documents to which each is a party;

(c)                                  the ability of the Borrowers to pay and perform their Obligations in accordance with this Agreement;

(d)                                 the validity or enforceability of this Agreement or any other Credit Document;

(e)                                  the rights and remedies of the Lenders and the Agent under the Credit Documents; or

(f)                                   the priority ranking of any of the Security Interests granted by the Security or the rights or remedies intended or purported to be granted to the Agent and the Lenders under or pursuant to the Security.

“Material Subsidiary” means, at any time, any direct or indirect wholly-owned Subsidiary of SE Trust whose total assets constitute more than 5% of the consolidated total assets of SE Trust, whose annualized total revenue (calculated on its preceding Fiscal Quarter period multiplied times four) constitutes more than 5% of the consolidated revenue of SE Trust for such annualized Fiscal Quarter period, or who has provided a Subsidiary Guarantee and Security to the Agent.

“NBC” means National Bank of Canada, in its capacity as a Lender and as a Managing Agent.

“New Stated Term Date” has the meaning ascribed thereto in Section 4.1(a).

“Non-Agreeing Lender” has the meaning ascribed thereto in Section 4.1(b).

“Non BA Lender” means a Lender which is not permitted by Applicable Law or by customary market practices to stamp, for purposes of subsequent sale of, or to accept, a Bankers’ Acceptance.

“Non-Conflicted Lender” has the meaning ascribed thereto in Section 4.2(b).

“Note Indenture” means the note indenture dated as of January 4, 2005 between SEL and Olympia Trust Company, in its capacity as note trustee, providing for (among other things) issuance of the Notes, as amended, supplemented, restated or replaced from time to time.

“Notes” means the 12% unsecured subordinated notes of SEL in the aggregate amount of $383,806,908.20, due December 31, 2035, issued to SE Trust pursuant to the Note Indenture.

“Notification Date” has the meaning ascribed thereto in Section 4.1(a).

“Notional Bankers’ Acceptance” has the meaning ascribed thereto in Section 3.11(b).

“NPI Agreement” means the net profits interest agreement dated as of January 7, 2005 between the Partnership and SE Trust relating to that certain net profits interest granted to SE Trust by the Partnership.

“1148607” means 1148607 Alberta Ltd., a corporation incorporated under the laws of the Province of Alberta and a wholly-owned subsidiary of EnCana.

“1167639” means 1167639 Alberta Ltd., a corporation incorporated under the laws of the Province of Alberta and a wholly-owned subsidiary of SC Trust.

“Obligations” means, at any time, all of the present and future Indebtedness, direct or indirect, absolute or contingent, matured or unmatured of the Borrowers owing to any of the Agent, the Lenders and the Swap Lenders under, pursuant to or in connection with (i) this Agreement and the other Credit Documents, and (ii) Eligible Swaps; including all principal, interest, fees, indemnities, costs and expenses thereunder.

“Offer of Extension” means a written offer by the Agent, on behalf of the Agreeing Lenders, to the Borrowers to extend the Stated Term Date to a date up to 364 days after the then current Stated Term Date, and setting forth the terms and conditions on which such extension is being offered by the Agreeing Lenders.

“Oil and Gas Properties” means all of the interest, right, title and estate of the Borrowers and the Guarantors, now owned or hereafter acquired, in and to:

(a)                                 all present and future lands, other real and immovable property interests (including leasehold lands and licenses relating thereto) owned, held or used in connection with the exploration for and development (including, without limitation, such interests in respect of which no proved reserves are attributed), production, processing, transportation and marketing of Petroleum Substances;

(b)                                 the Petroleum Substances within, upon or under all lands, real and immovable property interests referred to in subclause (a) of this definition;

(c)                                  royalty, production, profits and other interests or payments out of, referable to, or payable in respect of, Petroleum Substances or the value thereof produced from or allocable to the lands, real and immovable property interests and off-shore interests referred to in subclause (a) of this definition;

(d)                                 the Documents of Title;

(e)                                  any and all rights and interests in the foregoing substantially replacing, extending or renewing any thereof in the event of termination, surrender, negotiation, renegotiation or supercession thereof; and

(f)                                   any and all rights to acquire any of the foregoing.

“Operating Lender” means BMO in respect of Advances made by it to SEL under the Working Capital Tranche.

“Outstanding Principal” means, at any time in relation to the Facility, the aggregate at such time of: (a) the Equivalent Amount in Canadian Dollars of the principal amounts outstanding of all Prime Rate Advances, US Base Rate Advances and LIBOR Advances; (b) the Equivalent Amount in Canadian Dollars of the maximum undrawn amounts in respect of outstanding Letters of Credit; and (c) the Face Amount of all outstanding BA Advances.

“Overdraft” means an amount owing by SEL to the Operating Lender from time to time as a result of clearance of cheques or drafts drawn on, or transfer of funds from, accounts of SEL maintained with the Operating Lender at its branch of account in Canadian Dollars or US Dollars for such purpose, including as a result of demand and payment in respect of any Letter of Credit.

“Partnership” means StarPoint Energy Partnership, an Alberta general partnership of which SEL and Trend are currently its partners, and which was formerly named Upton Resources Partnership.

“Partnership Agreement” means the partnership agreement dated as of May 1, 2002 between Upton Resources Inc. and Empire Energy Inc., as amended, in respect of the Partnership, together with a contribution agreement dated January 7, 2004 between a predecessor of SEL and the partners of the Partnership, and a contribution agreement dated June 7, 2004 between a predecessor of Trend and the partners of the Partnership, as such agreement is supplemented, amended, restated or replaced from time to time.

“Performance Letter of Credit” means a Letter of Credit issued for the purpose of providing security to the beneficiary for non-monetary performance obligations of a Borrower or another person.

“Permit” means a governmental licence, authorization, consent, registration, exemption, permit (including where applicable, export permit) and other approval required by Applicable Law.

“Permitted Disposition” means, in respect of the Borrowers and the Guarantors and subject to the restrictions in Section 9.8:

(a)                                  any sale or other disposition of any real or personal property, provided that the fair market value in any Fiscal Year of any such sales or dispositions, in the aggregate, does not exceed five percent (5%) of the Borrowing Base,

(b)                                 any sale, trade or other disposition of any tools, implements, equipment or machinery which may have become worn out, unserviceable, obsolete, unsuitable or unnecessary in operations,

(c)                                  abandonments, surrenders or terminations of properties, rights or interests in accordance with sound oil and gas industry practice,

(d)                                 any sale or other disposition of inventory made in the ordinary course of business,

(e)                                  the sale or other disposition of any properties, rights or interests by one Borrower to the other Borrower, or by a Borrower to a Guarantor, or by a Guarantor to a Borrower, or by a Guarantor to a Guarantor, and

(f)                                    any other sale or disposition which the Majority Lenders agree to in writing.

“Permitted Encumbrances” means, as at any particular time, any of the following encumbrances on the property or any portion of the property of any Borrower or Guarantor:

(a)                                  Statutory Liens in respect of any amount which is not at the time overdue, or which may be overdue but the validity of which is being contested at the time in good faith by appropriate proceedings;

(b)                                 all reservations in the original grant from the Crown of any lands or interests therein and all statutory exceptions, qualifications and reservations in respect of title to such lands;

(c)                                  undetermined or inchoate Security Interests incidental to operations arising in the ordinary course of business which relate to obligations (i) not due or delinquent and which have not at such time been filed pursuant to law and no other statutory proceedings have been taken to enforce the same, or (ii) being contested at the time in good faith by appropriate proceedings;

(d)                                 the lien of any judgment rendered, or claim filed, after the date hereof which is being contested in good faith by appropriate proceedings if during such contestation there is no risk of forfeiture of any material property because a stay of enforcement of such judgment or claim (if enforceable by seizure, sale or other remedy against any property), as the case may be, is in effect;

(e)                                  the lien of any judgment rendered, or claim filed, prior to the date hereof, as disclosed to and accepted by the Agent and the Lenders;

(f)                                    easements, rights-of-way, servitudes or other similar rights in and (including rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other Persons and other minor defects, encumbrances and restrictions which either alone or in the aggregate do not materially detract from the value of such land or materially impair its use;

(g)                                 overriding and other royalties payable in respect of Oil and Gas Properties by a Borrower or Guarantor and which were created or assumed in the ordinary course of business at the time such Oil and Gas Properties were acquired by a Borrower or Guarantor, as the case may be;

(h)                                 security given to a public utility or any Governmental Authority when required by such public utility or Governmental Authority in the ordinary course of business, provided such security does not either alone or in the aggregate materially detract from the value of the property affected thereby or materially impair its use;

(i)                                     the right reserved to or vested in any Governmental Authority by the terms of any lease by any statutory provision to terminate any lease or to require payment of royalties as a condition of the continuance thereof;

(j)                                     Security Interests in favour of the Agent and the Lenders pursuant to any of the Credit Documents;

(k)                                  Permitted PMSIs;

(l)                                     Capital Leases and operating leases in respect of machinery and equipment;

(m)                               any other Security Interests not otherwise prohibited hereunder;

(n)                                 any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Security Interest referred to in the preceding paragraphs (a) to (m) inclusive of this definition, so long as any such extension, renewal or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed or replaced (plus improvements on such property) and the principal amount of the indebtedness or obligation secured thereby is not increased, without the consent of the Lenders, acting reasonably; and

(o)                                 all such other claims and encumbrances as are specifically disclosed by notice in writing to the Agent to the extent that the Agent, acting on instructions from the Majority Lenders, by specific notice in writing to the Borrowers, advises that the Agent agrees to accept such claims and encumbrances as Permitted Encumbrances for the purposes of this Agreement;

provided, however, that the aggregate dollar value of all of the foregoing Permitted Encumbrances does not, at any time, exceed five percent (5%) of the Borrowing Base.

“Permitted Indebtedness” means, without duplication:

(a)                                  trade payables of any Borrower or Guarantor (other than Indebtedness for borrowed money) incurred in the ordinary course of business, provided that such Indebtedness is classified as a current liability on the financial statements of the Borrowers and the Guarantors;

(b)                                 all Indebtedness of the Borrowers to the Agent and the Lenders under this Agreement or under or secured by any Credit Document;

(c)                                  all Indebtedness of one Borrower to the other Borrower, or of a Borrower to a Guarantor, or of a Guarantor to a Borrower, or of a Guarantor to a Guarantor, provided that such Indebtedness has first been subordinated to all Indebtedness under the Credit Documents pursuant to the Subordination Agreement or otherwise on terms and conditions satisfactory to the Majority Lenders;

(d)                                 all Indebtedness of any Borrower or Guarantor under the SE Trust Debentures;

(e)                                  all Indebtedness secured by Permitted Encumbrances; and

(f)                                    such other Indebtedness of the Borrowers and the Guarantors which the Agent, acting on instructions of the Majority Lenders, each acting reasonably, has consented to in writing.

“Permitted PMSI” means a Security Interest created by a Borrower or Guarantor securing Debt incurred to finance the acquisition of assets, provided that (i) such Security Interest is created substantially simultaneously with the acquisition of such assets, (ii) such Security Interest does not at any time encumber any Property other than the Property financed by such Debt, (iii) the amount of Debt secured thereby is not increased subsequent to such acquisition, and (iv) the principal amount of Debt secured by any such Security Interest at no time exceeds 100% of the original purchase price of such property at the time it was acquired.

“Permitted Title Defects” means, in respect of any properties of any Borrower or Guarantor, the following defects in title to such property:

(a)                                  Permitted Encumbrances;

(b)                                 title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purposes for which it is held, or materially impair its saleability, or cause a material disruption or reduction in the production of Cash Flow (if any) associated therewith; and

(c)                                  title defects which are disclosed to and expressly consented to in writing by the Agent acting on the instructions of the Majority Lenders as constituting Permitted Title Defects hereunder.

“Petroleum Substances” means petroleum, crude oil, crude bitumen, synthetic crude oil, oilsands, bituminous sands, natural gas, natural gas liquids, condensate, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with or derived from any of the foregoing, including hydrogen sulphide, sulphur and coke.

“Prime Rate” means, on any day with respect to Prime Rate Advances, the greater of:

(a)                                  the floating annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated commercial loans made by it in Canada; and

(b)                                 a rate of interest per 365 or 366 day period, as applicable, equal to the CDOR Rate for one month Canadian Dollar bankers’ acceptances plus 100 bps.

“Prime Rate Advance” means the portion of an Advance made available to a Borrower pursuant to Section 3.4 and outstanding from time to time, which is denominated in Canadian Dollars (including all amounts advanced to SEL by the Operating Lender by way of Overdraft) and on which such Borrower has agreed to pay interest in accordance with Section 5.1.

“Proceeds of Realization”, in respect of the Security or any portion thereof, means all amounts received by the Agent and any Lender in connection with:

(a)                                  any realization thereof, whether occurring as a result of enforcement or otherwise;

(b)                                 any sale, expropriation, loss or damage or other disposition of Property or any portion thereof; and

(c)                                  the bankruptcy or winding-up of any Borrower or Guarantor or any other distribution of its assets to creditors,

together with all other amounts which are expressly deemed to constitute Proceeds of Realization in this Agreement.

“Property” means, with respect to any person, all or any portion of its undertaking, property and assets for the time being, both real and personal, tangible and intangible.

“Proportionate Share” means in respect of each Lender from time to time:

(a)                                  with respect to the Facility, (i) prior to the giving of an Acceleration Notice under Section 10.2, the percentage of the Total Commitment which a Lender has agreed to advance to the Borrowers determined by dividing the Lender’s Commitment in respect of the Facility by the aggregate of all of the Lenders’ Commitments with respect to the Facility, and (ii) after the giving of an Acceleration Notice under Section 10.2, the percentage determined by dividing the Obligations owed by the Borrowers to each Lender by the aggregate of all Obligations owed by the Borrowers to all of the Lenders;

(b)                                 with respect to an Advance or a payment only under the Facility, and prior to the giving of an Acceleration Notice under Section 10.2,

(i)                                     at any time when all of the Lenders are Agreeing Lenders, the percentage of the respective Commitment which a Lender has agreed to advance to the Borrowers determined by dividing the Lender’s Commitment in respect of the Facility by the aggregate of all of the Lenders’ Commitments with respect to the Facility, or

(ii)                                  at any time when there are one or more Agreeing Lenders and one or more Non-Agreeing Lenders, then in respect of:

(A)                              an Advance (other than by way of a Rollover or Conversion) under the Facility, the percentage of such Facility which each Agreeing Lender has agreed to advance to the Borrowers, determined by dividing the Lender’s Commitment of each Agreeing Lender in respect of the Facility by the aggregate of all of the Agreeing Lenders’ Commitments with respect to the Facility,

(B)                                a payment of interest under the Facility, the percentage thereof determined by dividing the Obligations owed by the Borrowers to each Lender with respect to the Facility by the aggregate of all Obligations owed by the Borrowers to all of the Lenders with respect to the Facility,

(C)                                subject to Sections 4.1(e)(ii)(A) and 4.2(c), and Section 3.4 of the CBA Model Provisions, a payment of principal made prior to the Facility Maturity Date of any Lender, then if such payment is (x) not made as a permanent repayment and reduction of the respective Commitment, the share shall be for Agreeing Lenders only and for each Agreeing Lender shall be determined by dividing the Obligations owed by the Borrowers to each Agreeing Lender by the aggregate of all Obligations owed by the Borrowers to all of the Agreeing Lenders with respect to the Facility, or (y) made as a permanent repayment and reduction of the respective Commitment, the share for all Lenders shall be determined by dividing each Lender’s Commitment with respect to the Facility by the aggregate of all of the Lenders’ Commitments with respect to the Facility, provided that no Lender shall be required to be paid any amount greater than required to reduce its outstanding Advances under the Facility to its respective Commitment, as so reduced,

(D)                               a payment of fees (other than BA Fees payable only on a Rollover or Conversion),  a percentage thereof for each Agreeing Lender determined by dividing the Lender’s Commitment of each Agreeing Lender with respect to the Facility by the aggregate of all of the Agreeing Lenders’ Commitments with respect to the Facility, and

(E)                                 a payment of BA Fees upon a Rollover or Conversion (and not involving an Advance that is not a Rollover or a Conversion), the percentage for each Lender determined by dividing the Obligations owed by the Borrowers to each Lender with respect to the Facility by the aggregate of all Obligations owed by the Borrowers to all of the Lenders with respect to the Facility;

(c)                                  with respect to a cancellation of any Commitment pursuant to Section 4.1 for each Non-Agreeing Lender to which the cancellation is applicable, the percentage determined by dividing such Lender’s Commitment with respect to the Facility by the aggregate of all Lenders’ Commitments with respect to the Facility;

(d)                                 on the Facility Maturity Date of any Lender, the percentage for that Lender determined by dividing the Obligations owed by the Borrowers to each Lender with respect to the Facility by the aggregate of all Obligations owed by the Borrowers to all of the Lenders with respect to the Facility having a concurrent Facility Maturity Date;

(e)                                  prior to the giving of an Acceleration Notice under Section 10.2, with respect to any other Obligations owing by the Borrowers hereunder, the pro rata aggregate unpaid amount of such outstanding Obligations owed to each Lender under this Agreement; and

(f)                                    after the giving of an Acceleration Notice under Section 10.2, the percentage of the Obligations of the Borrowers to the Lenders determined by dividing the amount of such Obligations owed by the Borrowers to each Lender by the aggregate of all of the then outstanding Obligations owed by the Borrowers to all of the Lenders (which for greater certainty shall include all Obligations under Eligible Swaps owed by the Borrowers to any Swap Lender).

“Purchasing Lender” has the meaning ascribed thereto in Section 4.1(e).

“rateably” means the proportion that the total Obligations of the Borrowers owing to each Lender bears to the aggregate of all Obligations of the Borrowers owing to all Lenders at such time.

“RBC” means Royal Bank of Canada, in its capacity as a Lender and as a Co-Syndication Agent.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, groundwater, rock formation or otherwise.

“Relevant Jurisdiction” means, from time to time, any province or territory in Canada or other relevant political subdivision of any other jurisdiction in which a Borrower or any Guarantor has material Property or in which it carries on material business and, for the purposes of this Agreement as of the date of making the initial Advance, means British Columbia, Alberta and Saskatchewan.

“Request for an Offer of Extension” means a request by the Borrowers to the Agent for an offer by the Applicable Lenders to extend the Extendible Period in respect of the Facility pursuant to Section 4.1(a), in the form attached hereto as Schedule “E”.

“Requested Lender” has the meaning ascribed thereto in Section 4.1(a).

“Required Lenders” means at least four Lenders holding, in the aggregate, a minimum of 75% of the sum of the then outstanding Total Commitment, provided that if the Commitment of the Lenders to make Advances hereunder is cancelled or otherwise terminated, “Required Lenders” shall mean at least four Lenders holding, in aggregate, a minimum of 75% of the then outstanding Obligations owing to all of the Lenders hereunder.

“Responsible Officer” means (i) in the case of SEL,  the chief executive officer, president, any executive vice-president, chief financial officer, any vice-president or the treasurer of SEL, and (ii) in the case of SC Trust, the trustee of SC Trust or any other Person which is duly authorized from time to time to manage the business and affairs of SC Trust.

“Revolving Lender” means each Lender that is not then a Non-Agreeing Lender.

“Revolving Period” means, in respect of the Facility, the period commencing on the date of this Agreement and ending at 2:30 p.m. (Calgary time) on the Stated Term Date, or such later date to which the Revolving Period may be extended pursuant to Section 4.1.

“Rollover” means a rollover of a BA Advance into another BA Advance, or a rollover of a LIBOR Advance into another LIBOR Advance, or an extension of a Letter of Credit Advance, as permitted hereby, and “Rolled Over” has a corresponding meaning.

“Rollover Date” means a Business Day on which a Rollover is to be made pursuant to a Rollover Notice.

“Rollover Notice” means a notice to make a Rollover, substantially in the form of Schedule “C” attached hereto.

“SC Trust” means StarPoint Commercial Trust, an unincorporated trust formed under the laws of the Province of Alberta, of which SE Trust is the sole beneficiary.

“SC Trust Deed” means the trust indenture dated as of January 27, 2005, relating to SC Trust, between a predecessor corporation of SEL, as settlor, and the SCT Trustee, in its capacity as trustee of SC Trust, as such trust deed may be supplemented, amended, restated or replaced from time to time.

“SCT Trustee” means 1149708 Alberta Ltd., in its capacity as trustee of SC Trust, and its successors in such capacity.

“SE Trust” means StarPoint Energy Trust, an unincorporated trust formed under the laws of the Province of Alberta.

“SE Trust Debentures” means (i) the 6.5% convertible extended unsecured subordinated debentures of SE Trust issued under the SE Trust Indenture, and (ii) any other convertible extended unsecured subordinated debentures issued by SE Trust from time to time.

“SE Trust Deed” means the trust indenture dated as of December 6, 2004, relating to SE Trust, between a predecessor corporation of SEL, as settlor, and Olympia Trust Company, in its capacity as trustee of SE Trust, as such trust deed may be supplemented, amended, restated or replaced from time to time.

“SE Trust Indenture” means the trust indenture dated as of May 26, 2005 between SE Trust and Olympia Trust Company in its capacity as debenture trustee governing the terms of the SE Trust Debentures.

“SE Trust Subscription Receipt Agreement” means the agreement dated as of May 26, 2005 made among SE Trust, certain underwriters and Olympia Trust Company, in its capacity as escrow agent, governing the terms of the SE Trust Subscription Receipts.

“SE Trust Subscription Receipts” means the 16,400,000 subscription receipts of SE Trust issued pursuant to the SE Trust Subscription Receipt Agreement.

“Section” means the designated section of this Agreement.

“Security” means the security documents listed in Section 6.1, any amendments thereto, any indentures supplemental to or in implementation of the security documents, and any and all other documents, instruments or agreements held from time to time by the Agent, securing or intended to secure payment and performance of the Obligations.

“Security Interest” means any assignment, mortgage, charge, pledge, lien, hypothec, encumbrance securing or in effect securing an obligation or any Indebtedness of any Person, conditional sale, title retention agreement or security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not, and includes the rights of a lessor pursuant to a Capital Lease and any other interest in property or assets, howsoever created or arising, that secures payment or performance of an obligation, but does not include a right of set-off or a set-off.

“SEL” means StarPoint Energy Ltd., an Alberta corporation, and a wholly-owned Subsidiary of SE Trust.

“Shares” means share capital of any class of any corporation or other ownership interests in a partnership or other Person including shares or interests which carry a residual right to participate in the earnings of such corporation, partnership or Person or, upon the liquidation or winding up of such corporation, partnership or Person, to share in its assets, and voting rights to elect the board of directors under any circumstances.

“Stated Term Date” means , in respect of each Lender, May 31, 2006, or if such Lender has from time to time extended its Stated Term Date pursuant to an accepted Offer of Extension, the date to which it has been extended.

“Statutory Lien” means a Security Interest in respect of any property or assets of any Borrower or Guarantor created by or arising pursuant to any applicable legislation in favour of any person (such as but not limited to a Governmental Authority), including in respect of obligations to deduct and remit employee source deductions and goods and services taxes pursuant to Applicable Law.

“Subordination Agreement” means the subordination agreement to be entered into by the Borrowers and the Guarantors in favour of the Agent and the Lenders concurrently with the execution and delivery of this Agreement, as supplemented, amended, restated or replaced from time to time.

“Subsidiary” means, as to any person, another person in which such person and/or one or more of its subsidiaries owns, directly or indirectly, sufficient voting securities to enable it or them (as a group) to ordinarily elect a majority of the directors (or persons performing similar functions) of such entity, and any general partnership or limited partnership if 50.1% interest in the profits or capital thereof (and in the case of a limited partnership, 50.1% in the shares of the capital of the managing general partner) is owned by such person and/or one or more of its subsidiaries (unless such partnership can and does ordinarily take major business actions without the prior approval of such person or one or more of its subsidiaries).

“Subsidiary Guarantee” means a guarantee granted or to be granted by a Guarantor to the Agent pursuant to which it guarantees the payment and performance of the Obligations of the Borrowers to the Agent and the Lenders, as the same may be amended, modified, supplemented, varied, restated or replaced from time to time.

“Swap” means any Currency Swap, Interest Swap or Commodity Swap.

“Swap Demand for Repayment” means a demand made by a Swap Lender pursuant to an agreement evidencing an Eligible Swap demanding repayment of all Indebtedness relating thereto and includes any notice under any agreement evidencing an Eligible Swap which, when delivered, would require an early termination thereof and may require a payment by a Borrower in settlement of Obligations thereunder as a result of such early termination.

“Swap Lender” means a Person which, at the time that it entered into any Eligible Swap with a Borrower, was a Lender or an Affiliate of a Lender.

“Syndicate Tranche” has the meaning ascribed thereto in Section 2.2.

“Syndicate Tranche Limit” means the amount equal to the Credit Limit minus the Working Capital Tranche.

“Takeover” has the meaning ascribed thereto in Section 4.2.

“Takeover Loan” has the meaning ascribed thereto in Section 4.2(c).

“TD” means The Toronto-Dominion Bank, in its capacity as a Lender and as a Co-Syndication Agent.

“Term Period” means the period commencing on the Stated Term Date and ending on the Facility Maturity Date.

“Trend” means Trend Energy Inc., an Alberta corporation.

“Total Commitment” means the aggregate of the Commitments of all of the Lenders under the Facility, as hereafter cancelled, reduced, increased or terminated from time to time pursuant to this Agreement.

“Trust Documents” means

(a)                                  the SE Trust Deed;

(b)                                 the SE Trust Indenture;

(c)                                  the SC Trust Deed;

(d)                                 the Note Indenture; and

(e)                                  the Administration Agreement.

“Trust Units” means trust units of SE Trust or of SC Trust, as the context requires.

“Unmatured APF BAs” means the outstanding Bankers’ Acceptances in the aggregate face amount of $100,000,000 issued by APF and/or APF Trust and accepted by the existing lenders to APF and/or APF Trust, maturing as follows:

(a)                                  $50,000,000 maturing on July 4, 2005; and

(b)                                 $50,000,000 maturing on August 2, 2005.

“US Base Rate” means, on any day with respect to US Base Rate Advances, the greater of:

(a)                                  the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on US Dollar denominated commercial loans made by it in Canada; and

(b)                                 a rate of interest per 365 or 366 day period, as applicable, equal to the Federal Funds Rate plus 100 bps.

“US Base Rate Advance” means the portion of an Advance made available to a Borrower pursuant to Section 3.5 and outstanding from time to time, which is denominated in US Dollars (including all amounts advanced to SEL by the Operating Lender by way of Overdraft) and on which such Borrower has agreed to pay interest in accordance with Section 5.2.

“US Dollars” or “US$” mean lawful money of the United States of America.

“Working Capital Tranche” has the meaning ascribed thereto in Section 2.2.

“Working Capital Tranche Limit” means the aggregate amount of $15,000,000 or the U.S. Dollar equivalent thereof.

1.2                               Knowledge

Where any representation, warranty or other provision of this Agreement is qualified by reference to the knowledge of a Borrower, after reasonable inquiry, it shall be deemed to refer to the actual knowledge of the senior management of such Borrower after having made such inquiries of its Responsible Officers.

1.3                               Headings and Table of Contents

The headings, the table of contents and the article and section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4                               References

Unless something in the subject matter or context is inconsistent therewith, all references to Sections, Articles and Schedules are to Sections, Articles of and Schedules to this Agreement.

1.5                               Rules of Interpretation

In this Agreement, unless otherwise specifically provided, the singular includes the plural and vice versa, and “in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including by facsimile.

1.6                               Accounting Principles

All financial statements required to be furnished by the Borrowers to the Agent hereunder shall be prepared in accordance with GAAP.  Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP and, except as otherwise provided herein, reference to any balance sheet item, statement of income item or statement of cash flows item means such item as computed from the applicable financial statement prepared in accordance with GAAP.

1.7                               Time

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in Calgary, Alberta.

1.8                               Currency References and Payments

All amounts of money referred to in this Agreement are in Canadian Dollars unless otherwise stated.  All payments made hereunder shall be made in Canadian Dollars except in respect of US Base Rate Advances, LIBOR Advances and US Dollar denominated Letters of Credit, which shall be repaid in US Dollars.

1.9                               Payment for Value

All payments required to be made hereunder shall be made for value on the required day in same day immediately available funds.

1.10                        Schedules

Schedule “A”                       —            Commitments of the Lenders

Schedule “B”                        —            Compliance Certificate

Schedule “C”                        —            Drawdown, Conversion or Rollover Notice

Schedule “D”                        —            Repayment Notice

Schedule “E”                        —            Request for an Offer of Extension

Schedule “F”                        —            CBA Model Provisions

ARTICLE II
THE FACILITY

2.1                               Facility Amount

Upon and subject to the terms and conditions of this Agreement, the Lenders agree to provide a revolving credit facility (the “Facility”) under which the Borrowers may at any time borrow, repay and reborrow by way of Advances from the Lenders an aggregate principal amount up to the Credit Limit; provided that the obligation of each Applicable Lender to make Advances to SEL and/or SC Trust under the Syndicate Tranche, and the obligation of the Operating Lender to make Advances to SEL only under the Working Capital Tranche, shall be several and shall not exceed its Proportionate Share of the Syndicate Tranche and the Working Capital Tranche, respectively.

2.2                               Syndicate Tranche and Working Capital Tranche

An amount of the Facility not exceeding the Working Capital Tranche Limit (the “Working Capital Tranche”) shall be solely the Commitment of and allocated to the Operating Lender.  That portion of the Facility after having deducted from the Credit Limit the amount of the Working Capital Tranche Limit (the “Syndicate Tranche”) shall be designated to the Applicable Lenders on a Proportionate Share basis.  At no time shall the aggregate of all outstanding Advances (i) to the Borrowers under the Syndicate Tranche exceed the Syndicate Tranche Limit, or (ii) to SEL under the Working Capital Tranche exceed the Working Capital Tranche Limit.

2.3                               Purpose of Facility

The Facility shall only be used for general corporate purposes of the Borrowers and the Guarantors, including without limitation: (i) to pay the fees, costs and expenses relating to the Facility and the preparation, negotiation and settlement of this Agreement, the Security and the other Credit Documents; (ii) for ongoing working capital requirements; (iii) for the purpose of funding permitted payments to SE Trust by the Borrowers and Guarantors and to permit SE Trust to fund Distributions to holders of Trust Units (but in all circumstances subject to Section 9.7); (iv) for the purpose of completing the APF Transaction and assuming any bank indebtedness of APF Trust pursuant to the APF Agreement; (v) for the purpose of completing the EnCana Transaction; and (vi) to finance such other Capital Expenditures or acquisitions to the extent not prohibited under this Agreement.

2.4                               Borrowing Base

(a)                                  Independent Engineering Report:  The Borrowers shall furnish to the Agent (for distribution to the Lenders) an Independent Engineering Report:

(i)                                     together with any Request for an Offer of Extension, or in any event prior to March 31 (or such other date as may be agreed by the Required Lenders) of any year in which a Request for an Offer of Extension is not made, which Independent Engineering Report shall be dated effective as of a date not earlier than December 31 of the immediately preceding year;

(ii)                                  if the Required Lenders have provided notice pursuant to Section 2.4(e) that in order for them to conduct the redetermination thereunder, the Required Lenders have determined (acting reasonably) that an Independent Engineering Report is required, in which case a new Independent Engineering Report shall be delivered within sixty (60) days after issuance of such notice and shall be effective not earlier than ninety (90) days prior to the date of such notice; and

(iii)                               if the Required Lenders have provided notice that they are making a redetermination of the Borrowing Base pursuant to Section 2.4(e)(iii) and have determined (acting reasonably) that an Independent Engineering Report is required in order to make such redetermination, in which case a new Independent Engineering Report shall be delivered within sixty (60) days after issuance of such notice and shall be effective not earlier than ninety (90) days prior to the date of such notice, which Independent Engineering Report shall set out actual production from Oil and Gas Properties for the twelve (12) months preceding the date of such Independent Engineering Report, the proved producing reserves in respect of the Oil and Gas Properties, the proved non-producing reserves and the proved undeveloped reserves attributable to the Oil and Gas Properties of which the Borrowers and the Guarantors have good title (subject only to Permitted Encumbrances and Permitted Title Defects) and a projection of the rate of production and cash flow with respect thereto, and concurrently with the delivery of the Independent Engineering Report required pursuant to Section 2.4(a)(i), the Borrowers shall deliver to the Agent consolidated financial statements of the Borrowers and the Guarantors, lease operating statements, updates on any acquisitions and divestitures since the last review of the Borrowing Base and an updated listing of Eligible Swaps, as the Lenders reasonably require in order to review and assess the Independent Engineering Report and the operations of the Borrowers and the Guarantors.

(b)                                 Oil and Gas Properties Information:  At the time of delivery of any Independent Engineering Report, the Borrowers shall deliver to the Agent a certificate of a Responsible Officer of each Borrower stating that, to the best of his or her knowledge, information and belief:

(i)                                     the interests of the Borrowers and the Guarantors in the Oil and Gas Properties evaluated thereby is, and is subject to no greater burdens or encumbrances than, as set forth in the Independent Engineering Report;

(ii)                                  all of the historical data provided by the Borrowers and the Guarantors to the independent petroleum engineer providing such Independent Engineering Report for use in connection therewith was prepared from information believed by the Responsible Officer signing such certificate to be complete and accurate in all material respects;

(iii)                               all data in the possession of or available to the Borrowers and the Guarantors which is material to the preparation of such Independent Engineering Report has been made available to such the independent petroleum engineer; and

(iv)                              stating whether the properties and assets evaluated thereby are owned by one or more entities other than a Borrower or a Guarantor and, if so, identifying any such properties or assets, and entities.

(c)                                  Annual or Extraordinary Redetermination of the Borrowing Base:  Upon receipt of an Independent Engineering Report and the financial statements and other information required to be delivered in conjunction therewith, the Required Lenders shall make a redetermination of the Borrowing Base in their sole discretion, acting reasonably, (i) on or before April 30th (in the case of a redetermination made pursuant to Section 2.4(a)(i), or (ii) within thirty (30) days (in the case of a redetermination made pursuant to Sections 2.4(a)(ii) or (iii)).

(d)                                 Semi-Annual Redetermination of the Borrowing Base:  Not later than September 30th of each year, the Borrowers shall provide the Agent (with sufficient copies for each of the Lenders) with:

(i)                                     a summary report of the Petroleum Substances produced and sold by the Borrowers and the Guarantors, and the compensation received therefor, during such year for a period comprising not less than the first 6 months of such year, in detail and scope acceptable to the Required Lenders (acting reasonably);

(ii)                                  a summary of all Eligible Swaps and other Commodity Swaps, updated to approximately the end of September of such year, in detail and scope acceptable to the Required Lenders (acting reasonably);

(iii)                               copies of the lease operating statements most recently received by the Borrowers and the Guarantors in respect of each of the Oil and Gas Properties; and

(iv)                              a summary of the drilling results of the Borrowers and the Guarantors for such year segregated by area, including to the extent available, projected production rates, in detail and scope which is available to the Borrowers and the Guarantors, and the Required Lenders shall make a redetermination of the Borrowing Base in their sole discretion, acting reasonably, not later than October 31st of such year.

(e)                                  Other Redeterminations:  The Required Lenders, acting reasonably, may redetermine the Borrowing Base at a time other than or in addition to the redeterminations made pursuant to Sections 2.4(c) and (d) if:

(i)                                     the Borrowers have provided a Request for an Offer of Extension;

(ii)                                  any Lender has made any change in its loan parameters for borrowing base production loans as applied generally to oil and gas borrowers, and the Required Lenders (in their sole discretion) deem such redetermination warranted;

(iii)                               the Required Lenders determine that circumstances affecting the Oil and Gas Properties in a material and adverse manner could reasonably be expected to have occurred, and in the reasonable opinion of the Required Lenders warrant a redetermination of the Borrowing Base;

(iv)                              any rights of first refusal affecting the Oil and Gas Properties are exercised and the Required Lenders (in their sole discretion) deem such redetermination warranted; or

(v)                                 at any other time, or in respect of any other circumstance, as the Borrowers and the Required Lenders may from time to time agree.

(f)                                    Sale of Oil and Gas Properties or Title Defects:  If:

(i)                                     any Borrower or Guarantor wishes to effect a sale, disposition or reconveyance of any Oil and Gas Properties (other than a Permitted Disposition), and including without limitation pursuant to any right of first refusal, the Borrowers shall provide the Agent with not less than fifteen (15) days prior written notice indicating the Oil and Gas Properties to be sold or disposed of and seeking the Required Lenders’ consent thereto; or

(ii)                                  the Agent is notified of a title defect or the Agent or any Lender otherwise becomes aware of a title defect (other than a Permitted Title Defect) affecting any Oil and Gas Property, the Required Lenders shall thereupon redetermine the Borrowing Base in accordance with this Section 2.4 at the sole cost and expense of the Borrowers with all such Oil and Gas Properties to be sold or disposed of, or which are subject to a title defect, being excluded from the Borrowing Base or an appropriate amount, as determined by the Required Lenders, being deducted from the Borrowing Base in the redetermination.  If the Required Lenders are satisfied, in their sole discretion, that the Borrowing Base as so redetermined will not result in any Borrowing Base Shortfall and that there is then no Default or Event of Default outstanding, the Required Lenders will provide their consent to such sale or disposition of Oil and Gas Properties or, in the case of a title defect, will exclude such Oil and Gas Properties from the Borrowing Base or deduct an appropriate amount, as determined by the Required Lenders, from the Borrowing Base until such title defect is cured to the satisfaction of the Required Lenders (acting reasonably).  The Borrowing Base as so redetermined shall be in effect from the date of notification by the Agent to the Borrowers of such redetermination until any subsequent redetermination of the Borrowing Base is made pursuant to this Agreement.

If any Borrower or Guarantor is in receipt of any proceeds of a sale or disposition of any Oil and Gas Properties pursuant to the exercise of a right of first refusal, prior to the Required Lenders having redetermined the Borrowing Base as a result thereof, the Borrowers shall cause such receipted proceeds to be paid to the Agent for deposit to a Cash Collateral account bearing a reasonable rate of interest for release to the Borrowers at such time as the Required Lenders have completed their redetermination, to the extent there will be no Borrowing Base Shortfall after such release, and otherwise to be applied on account of the Indebtedness hereunder.

(g)                                 Notice:  At such time as the Required Lenders make any redetermination of the Borrowing Base, the Agent shall promptly advise the Borrowers of the redetermined Borrowing Base and the Borrowing Base so redetermined shall be effective from the date of notification by the Agent of such redetermination until any subsequent redetermination of the Borrowing Base is made pursuant to this Agreement and, subject to Section 2.4(a)(i), the resulting adjustment of the Total Commitment shall occur automatically.

(h)                                 Borrowing Base:  Upon satisfaction of the conditions precedent set out in Sections 7.1, 7.2 and 7.5 relative to the APF Transaction, the Borrowing Base will automatically be set at $340,000,000, and upon satisfaction of the additional conditions precedent set out in Section 7.6 relative to the EnCana Transaction, the Borrowing Base will automatically be increased to $450,000,000.

(i)                                     Borrowing Base Shortfall and Reduction of Outstanding Principal:  If at any time the Borrowing Base, upon any redetermination hereunder by the Required Lenders, is less than the aggregate of the Outstanding Principal (determined in Cdn$ with all Advances denominated in US$ being converted to the Equivalent Amount of Cdn$, and with such deficiency amount being referred to as the “Borrowing Base Shortfall”), then any undrawn credit hereunder shall cease to be available to the Borrowers and the Total Commitment shall be reduced to an amount equal to the Borrowing Base.  In addition, the Borrowers shall within sixty (60) days from their receipt of notice in writing from the Agent (the “BBS Cure Period”) eliminate the Borrowing Base Shortfall by:

(i)                                     providing the Agent, or causing a Guarantor to provide the Agent, with additional security or third party guarantees for the Outstanding Principal in form, substance, amount and in respect of assets satisfactory to the Required Lenders in their sole discretion (provided that any additional oil and gas assets offered as security will be evaluated by the Lenders in accordance with their normal oil and gas evaluation parameters); and/or

(ii)                                  by effecting a permanent repayment of Outstanding Principal under the Syndicate Tranche or the Working Capital Tranche, as applicable.

During the BBS Cure Period, the Lenders shall not be obligated to make any further Advances available under this Agreement (other than Conversions or Rollovers which do not increase the Indebtedness or, without the prior written consent of the Required Lenders, extend any Indebtedness beyond the end of the BBS Cure Period).  If the Borrowers fail to comply with the foregoing, within the BBS Cure Period, such failure shall be an Event of Default for the purposes of this Agreement.  If the Borrowers comply with the foregoing to the satisfaction of the Required Lenders within the BBS Cure Period, then the undrawn credit hereunder shall again become available on the terms and conditions hereunder to the extent of the Total Commitment reduced by any permanent repayments effected in accordance with the provisions of this Section 2.4(i).  All amounts paid to the Lenders pursuant to this Section 2.4(i) shall be applied in the manner provided for in Section 11.3.

(j)                                     No Increase:  Any increase in the Borrowing Base shall require the consent of the Required Lenders and in any event shall not, unless otherwise agreed by all of the Lenders in their sole discretion, result in any increase of the Total Commitment or change the amount of the principal payments required during the Term Period.

(k)                                  Determination Conclusive:  Any redetermination of the Borrowing Base by the Required Lenders shall be final, binding and conclusive.  Without in any manner limiting the discretion of the Required Lenders in making any redetermination of the Borrowing Base, the Required Lenders specifically reserve the right to exclude:

(i)                                     properties, assets, undertakings and contractual rights in respect of which, in the reasonable opinion of the Required Lenders, the Agent does not then hold (and subject only to Permitted Encumbrances) a lawful, valid, binding and enforceable Security Interest by way of a fixed charge on any real or personal property purported to be subjected to a fixed charge pursuant to the Security, a first floating charge on real property and a first Security Interest in respect of personal property; and

(ii)                                  properties or assets which, in the reasonable opinion of the Required Lenders, are subject to a title defect (other than a Permitted Title Defect) unless and to the extent that the circumstances or events giving rise to such title defect are reversed or eliminated to the reasonable satisfaction of the Agent.

2.5                               Availment Options

At the option of the Borrowers, the Facility may be used by requesting Prime Rate Advances, US Base Rate Advances, LIBOR Advances, BA Advances or Letter of Credit Advances from the Applicable Lenders or the Operating Lender, as the case may be, or by requesting BA Equivalent Loans from the Non BA Lenders.  At the option of SEL, Prime Rate Advances and US Base Rate Advances under the Working Capital Tranche are also available by way of Overdraft without notice.  Each Advance under the Working Capital Tranche by way of Overdraft in Canadian Dollars shall automatically be deemed to be a Prime Rate Advance, and each Advance under the Working Capital Tranche by way of Overdraft in US Dollars shall automatically be deemed to be a US Base Rate Advance.  SEL covenants and agrees not to effect any Overdraft hereunder which would cause the Outstanding Principal under the Working Capital Tranche to exceed the Working Capital Tranche Limit at any time, and acknowledges that the Operating Lender reserves the right to refuse to honour any Overdraft hereunder which, in the opinion of the Operating Lender, would have the effect of causing the Working Capital Tranche Limit to be so exceeded.  The Operating Lender shall monitor the Working Capital Tranche for the purpose of identifying any excess Indebtedness thereunder beyond the Working Capital Tranche Limit and, upon the Operating Lender becoming aware of any such excess Indebtedness under the Working Capital Tranche in any amount which exceeds the Working Capital Tranche Limit, the Operating Lender shall forthwith provide notice to SEL to repay the amount of any such excess, whereupon SEL shall forthwith after receiving notice thereof repay the amount of any such excess.

2.6                               Revolvement

Subject to the maximum Commitment limits set out in Section 2.2, the principal amount of any Advance under the Facility that is repaid may be reborrowed from time to time until the Stated Term Date, following which all undrawn Commitments under the Facility will be cancelled, the Facility will thereafter be available only on a non-revolving basis during the Term Period, and all outstanding Obligations under the Facility shall become due and payable on the Facility Maturity Date.  Prior to the giving of an Acceleration Notice under Section 10.2, the amount of a principal repayment (that is not a permanent repayment) under this Agreement shall be applied to the tranche designated by the applicable Borrower and the amount of such repayment shall be distributed to the Applicable Lenders or the Operating Lender, as the case may be, under such tranche in accordance with each Lender’s Proportionate Share of such tranche.  If, prior to the giving of an Acceleration Notice under Section 10.2, no such designation is made with respect to such principal repayment (that is not a permanent repayment), the amount shall be distributed to each Lender in accordance with its Proportionate Share of the Facility.

2.7                               Reduction of Facility Commitment and Repayment

The Borrowers shall repay to the Agent for the benefit of the Applicable Lenders (in respect of the Syndicate Tranche) or to the Operating Lender (in respect of the Working Capital Tranche) all outstanding Obligations in respect of the Facility by way of (i) one principal repayment in the amount of all Outstanding Principal under the Syndicate Tranche due on the Facility Maturity Date, (ii) one principal repayment in the amount of all Outstanding Principal under the Working Capital Tranche on the Stated Term Date, unless the Operating Lender has agreed in its sole and absolute discretion to an extension of the Extendible Period for the Working Capital Tranche, and (iii) payments of accrued interest due and payable monthly in arrears on each Interest Payment Date; until all outstanding Obligations under the Facility owing to the Lenders have been repaid and satisfied in full; provided that (A) LIBOR Advances may not be repaid prior to the end of the applicable LIBOR Periods unless the applicable Borrower indemnifies the Agent or the Operating Lender for any loss or expense that the Agent (on behalf of the Applicable Lenders) or the Operating Lender incurs as a result thereof, and each such prepayment shall be in a minimum amount of US$1,000,000 and in whole multiples of US$100,000 thereafter, (B) Bankers’ Acceptances and BA Equivalent Loans may not be prepaid prior to their respective maturity dates; and (C) except as otherwise provided above in this Section 2.7, notice of an intended prepayment of any Advance under the Facility shall be given with the same number of Business Days’ prior notice as matches the Drawdown Notice period under Section 3.1 for that kind of Advance.  The Borrowers shall ensure that all LIBOR Advances, Bankers’ Acceptances and Letters of Credit issued under the Facility shall mature on or prior to the Facility Maturity Date (in the case of the Syndicate Tranche) or the Stated Term Date (in the case of the Working Capital Tranche).

2.8                               Letters of Credit - Procedures and Limitations

Upon timely fulfillment of all applicable conditions as set forth in this Agreement, but subject to the limitations in Section 2.2, the Agent (for and on behalf of the Applicable Lenders under the Syndicate Tranche) and the Operating Lender (under the Working Capital Tranche) each agree to issue Letters of Credit on any Business Day for the account of a Borrower.  Letters of Credit issued by the Agent shall be issued by the Agent on behalf of the Applicable Lenders each of which shall participate therein to the extent of its Proportionate Share.  The following provisions shall apply to each Letter of Credit Advance issued under the Facility:

(a)                                  the applicable Borrower shall give notice of each requested Letter of Credit Advance in accordance with the normal practices of the Agent or the Operating Lender, as applicable;

(b)                                 up to a maximum aggregate amount of $40,000,000 of Letter of Credit Advances (determined in Canadian Dollars with all Letter of Credit Advances in US Dollars being converted to the Equivalent Amount of Canadian Dollars) may be issued and outstanding under the Facility at any time;

(c)                                  Letters of Credit may not be used to secure third party Debt;

(d)                                 each Letter of Credit shall expire not later than one year from its date of issuance, unless renewed at the sole discretion of the issuing Lenders;

(e)                                  the Agent or the Operating Lender shall have no obligation to issue a Letter of Credit until:

(i)                                     the applicable fees have been paid,

(ii)                                  such ancillary documents as it normally requires for similar transactions have been executed and delivered to it, and

(iii)                               in the case of the Conversion of an existing Advance to a Letter of Credit Advance, the full amount of the Advance being converted together with all interest, fees and other amounts applicable thereto have been paid to the issuing Lenders;

(f)                                    all payments made by any Lender to any Person pursuant to a Letter of Credit shall, unless the applicable Borrower reimburses such Lender for such payment on or before the date it is made, be deemed as and from the date of such payment to be a Prime Rate Advance, in the case of a Canadian Dollar Letter of Credit, or a US Base Rate Advance, in the case of a US Dollar Letter of Credit, with the proceeds of such Prime Rate Advance or US Base Rate Advance being applied against such Borrower’s Obligations to reimburse the Lender for payment made under the Letter of Credit; and

(g)                                 a Letter of Credit may have an expiration date that is later than the current Stated Term Date; provided that the applicable Borrower shall, on or before the then current Stated Term Date, deposit in an account with the Agent (for the benefit of the Applicable Lenders under the Syndicate Tranche) or the Operating Lender (under the Working Capital Tranche) an amount of cash equal to the sum of any undrawn amount of such Letter of Credit.  Monies in that account will be held by the Agent or the Operating Lender, as applicable, for set-off against disbursements made in respect of such Letter of Credit and will bear interest at the rate declared by the Agent or the Operating Lender from time to time as that payable by it in respect of deposits for such amount on a daily basis.  To the extent that monies in that account are not set-off against disbursements made in respect of the Letter of Credit, such monies shall, after the expiry of such Letter of Credit, be set-off against Obligations payable by the applicable Borrower at that time, or be repaid to the applicable Borrower.

2.9                               Letter of Credit Indemnity

Except to the extent of any Lender’s, the Agent’s or the Operating Lender’s gross negligence or wilful misconduct, each Borrower hereby indemnifies and holds each Lender, the Agent and the Operating Lender harmless from and against any loss or expense with respect to any Letter of Credit Advances made pursuant to this Agreement, including to the extent of:

(a)                                  any payment made thereunder to and for the account of the applicable beneficiary thereof, including all obligations imposed by foreign laws and all fees and commissions and all charges and expenses paid or incurred by the issuing Lenders, the Agent and/or the Operating Lender in connection with the Letter of Credit plus any interest, where applicable;

(b)                                 all losses, costs, damages or expenses suffered or incurred by the issuing Lenders, the Agent and/or the Operating Lender in any manner whatsoever by reason or in consequence of making any Letter of Credit Advance, either directly or indirectly, or any renewal thereof;

(c)                                  any claim that the issuing Lenders, the Agent and/or the Operating Lender should have refrained from making payment under any Letter of Credit by virtue of (i) being aware, actually, constructively or otherwise, of facts justifying a decision to decline making a payment under the Letter of Credit, or (ii) some impropriety by the beneficiary or its successors, assigns or other Persons in seeking payment under the Letter of Credit;

(d)                                 all claims and expenses, whether awarded by a court or not, incurred by the issuing Lenders, the Agent and/or the Operating Lender in the prosecution or defence of any claim in any way related to the Letter of Credit; and

(e)                                  reasonable legal fees on a solicitor and client basis incurred in connection with any of the foregoing.

2.10                        Eligible Swaps; Cross Default

Prior to engaging in any Eligible Swaps, a Borrower shall first execute and deliver an ISDA Master Agreement with each Swap Lender for any such transactions, the terms of which are not inconsistent with this Agreement and which provide for cross default hereto. For greater certainty, the Eligible Swaps are deemed to be Obligations of the Borrowers under this Agreement, shall be secured by the Security on a pari passu basis and shall rank pari passu with all Obligations under the Facility.

2.11                        Joint and Several Liability of the Borrowers

The Obligations owing to the Agent, the Lenders and the Swap Lenders by each Borrower shall be jointly and severally binding on each Borrower.

2.12                        Unmatured APF BAs

Until the Unmatured APF BAs are satisfied on their maturity, the Lenders agree to severally provide an indemnity to the existing lenders to APF and/or APF Trust, and for greater certainty, such indemnity obligations of the Lenders shall be deemed to be BA Advances in respect of the Syndicate Tranche under this Agreement.

ARTICLE III
COMMON PROVISIONS

3.1                               Payment and Notice of Drawdowns, Rollovers and Conversions

(a)                                  The Borrowers shall give the Agent (in respect of the Syndicate Tranche) or the Operating Lender (in respect of the Working Capital Tranche) irrevocable written notice, in the form of a Conversion Notice for a Conversion, in the form of a Rollover Notice for a Rollover, and in the form of a Drawdown Notice for any Advance (other than an Advance that is a Rollover or a Conversion) under the Facility, as applicable.

(b)                                 The Borrowers shall give the Agent (in respect of the Syndicate Tranche) or the Operating Lender (in respect of the Working Capital Tranche) irrevocable written notice in the form of a Drawdown Notice for any Advance not later than 10:00 a.m. (Calgary time) on any Business Day.

(c)                                  If a Drawdown Notice relating to a Prime Rate Advance, US Base Rate Advance or LIBOR Advance is received by the Agent or the Operating Lender, as applicable, before 10:00 a.m. (Calgary time) on any Business Day, (i) such Prime Rate Advance or US Base Rate Advance shall be advanced on the first Business Day after the Drawdown Notice is received by the Agent or the Operating Lender, and (ii) such LIBOR Advance shall be advanced on the third Business Day after the Drawdown Notice is received by the Agent or the Operating Lender.

(d)                                 If a Drawdown Notice relating to a BA Advance, request for a BA Equivalent Loan or a Letter of Credit Advance is received by the Agent or the Operating Lender, as applicable, before 10:00 a.m. (Calgary time) on any Business Day, (i) such BA Advance or BA Equivalent Loan shall be advanced on the second Business Day after the Drawdown Notice is received by the Agent or the Operating Lender, and (ii) such Letter of Credit Advance shall be advanced on the third Business Day after the Drawdown Notice is received by the Agent or the Operating Lender.

(e)                                  Payments (other than those being made solely from the proceeds of Rollovers and Conversions) must be made prior to 10:00 a.m. (Calgary time) on any Business Day that such payment is due.

(f)                                    Subject to the other terms of this Agreement, the Borrowers may from time to time convert all or any part of the outstanding amount of any Advance under the Facility into another form of Advance permitted by this Agreement.

(g)                                 If a notice or payment is not given or made by the times required by this Section 3.1, it shall be deemed to have been given or made on the next Business Day unless all Lenders affected by the late notice or payment agree, in their sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

3.2                               Evidence of Indebtedness

The Obligations of the Borrowers resulting from Advances (including by way of Overdraft) made by the Lenders under the Facility shall be evidenced by records maintained by the Agent and each Lender (in the case of the Syndicate Tranche) or by the Operating Lender (in the case of the Working Capital Tranche) concerning those Advances it has made.  The records maintained by the Agent or the Operating Lender shall constitute, in the absence of manifest error, prima facie evidence of the Obligations of the Borrowers to the Lenders in respect of Advances made and all details relating thereto.  The failure by the Agent, the Operating Lender or any other Lender to correctly record any such amount or date shall not, however, adversely affect the Obligations of the Borrowers to pay amounts due hereunder to the Lenders in accordance with this Agreement.

3.3                               Repayment of Outstandings in Excess of Commitments Due to Exchange Fluctuations

If the amount of Outstanding Principal (determined in Canadian Dollars with all Advances denominated in US Dollars being converted to the Equivalent Amount of Canadian Dollars) under the Facility due to exchange rate fluctuations exceeds on any day the amount of such Lender’s Commitment in respect thereof, the Borrowers shall within five (5) Business Days after receiving notice thereof (i) repay such excess, (ii) provide Cash Collateral to be held by the Agent (on behalf of the Applicable Lenders under the SyndicateTranche) or the Operating Lender (under the Working Capital Tranche), or (iii) otherwise reduce a portion of such Advances under the respective tranches to the extent of the amount of the excess.

3.4                               Prime Rate Advances

Subject to the other provisions of this Agreement, upon timely fulfillment of all applicable conditions as set forth in this Agreement, the Agent (for and on behalf of the Lenders under the Syndicate Tranche) and the Operating Lender (under the Working Capital Tranche) will make the requested amount of a Prime Rate Advance available to the applicable Borrower on the Drawdown Date requested by such Borrower by crediting such amount to the Agent’s Account or the Borrowers’ Account, respectively.   Each Prime Rate Advance under the Syndicate Tranche shall be in a minimum amount of $1,000,000 and in whole multiples of $100,000 thereafter.  There shall be no minimum amount for a Prime Rate Advance under the Working Capital Tranche.

3.5                               US Base Rate Advances

Subject to the other provisions of this Agreement, upon timely fulfillment of all applicable conditions as set forth in this Agreement, the Agent (for and on behalf of the Lenders under the Syndicate Tranche) and the Operating Lender (under the Working Capital Tranche) will make the requested amount of a US Base Rate Advance available to the applicable Borrower on the Drawdown Date requested by such Borrower by crediting such amount to the Agent’s Account or the Borrowers’ Account, respectively. Each US Base Rate Advance under the Syndicate Tranche shall be in a minimum amount of US$1,000,000 and in whole multiples of US$100,000 thereafter.  There shall be no minimum amount for a US Base Rate Advance under the Working Capital Tranche.

3.6                               LIBOR Advances

Subject to the other provisions of this Agreement, upon timely fulfillment of all applicable conditions as set forth in this Agreement, the Agent (for and on behalf of the Lenders under the Syndicate Tranche) and the Operating Lender (under the Working Capital Tranche) will make the requested amount of a LIBOR Advance available to the applicable Borrower on the Drawdown Date requested by such Borrower by crediting such amount to the Agent’s Account or the Borrowers’ Account, respectively.  Each LIBOR Advance shall be in a minimum amount of US$1,000,000 and in whole multiples of US$100,000 thereafter.

3.7                               Co-ordination of Prime Rate, US Base Rate and LIBOR Advances – Syndicate Tranche

Each Applicable Lender under the Syndicate Tranche shall advance its Proportionate Share of each Prime Rate Advance, US Base Rate Advance and LIBOR Advance under the Syndicate Tranche in accordance with the following provisions:

(a)                                  the Agent shall advise each Applicable Lender of its receipt of notice from a Borrower pursuant to Section 3.1 on the day such notice is received, and shall as soon as possible advise each Applicable Lender of such Lender’s Proportionate Share of the Advance requested by such notice;

(b)                                 each Applicable Lender shall deliver its Proportionate Share of the requested Advance to the Agent not later than 12:00 noon (Calgary time) on the Drawdown Date; and

(c)                                  subject to the applicable Borrower meeting the conditions precedent in respect thereof by not later than 12:00 noon (Calgary time) on the Drawdown Date, the Agent shall advance to such Borrower the amount delivered by each Applicable Lender by crediting the Agent’s Account, provided that if the conditions precedent to the Advance are not met by 12:00 noon (Calgary time) on the Drawdown Date, the Agent shall return the funds to the Applicable Lenders or invest them in an overnight investment in the Agent’s discretion until such time as the Advance is made.

3.8                               LIBOR Periods

The Borrowers may select, by irrevocable notice to the Agent or the Operating Lender, the LIBOR Period to apply to any particular LIBOR Advance. The Borrowers shall from time to time select and give notice to the Agent or the Operating Lender, as applicable, of the LIBOR Period for a LIBOR Advance which shall commence upon the making of the LIBOR Advance or at the expiry of any outstanding LIBOR Period applicable to a LIBOR Advance that is being Rolled Over.  If the Borrowers fail to select and give notice of a LIBOR Period for a LIBOR Advance in accordance with Section 3.1, any such LIBOR Advance shall be made as a US Base Rate Advance or converted to a US Base Rate Advance on the last day of the LIBOR Period applicable to such LIBOR Advance.

3.9                               Bankers’ Acceptances - Power of Attorney

(a)                                  To facilitate the acceptance of drafts hereunder, each Borrower hereby appoints each BA Lender, acting by the commercial paper clerk or other designated securities officer (the “Attorney”) for the time being at each BA Lender’s branch of account, the attorney of such Borrower:

(i)                                     to complete and sign (by handwritten, facsimile or mechanical signature) for and on behalf and in the name of the applicable Borrower, as drawer, drafts in each BA Lender’s standard form which are “depository bills” under and as defined in the DBNA drawn on that BA Lender payable to a “clearing house” under the DBNA or its nominee for deposit by that BA Lender with the “clearing house” after acceptance thereof by that BA Lender, and

(ii)                                  to fill in the amount, date and maturity date of such drafts,

and drafts so completed, signed and endorsed on behalf of such Borrower by any BA Lender shall bind such Borrower as fully and effectively as if so performed by duly authorized officers of such Borrower; provided that such acts in each case are to be undertaken by such BA Lender in accordance with instructions given to that BA Lender by such Borrower as provided in this Section 3.9.

(b)                                 Instructions to the BA Lenders relating to the execution, completion, discount and/or deposit by the BA Lenders on behalf of each Borrower of drafts which such Borrower wishes to submit to the BA Lenders for acceptance by the BA Lenders shall be communicated by the Agent and/or such Borrower to the BA Lenders in writing at their respective branches of account following delivery by such Borrower of a Drawdown Notice, Conversion Notice or Rollover Notice pursuant to this Agreement, and shall specify the following information:

(i)                                     reference to this power of attorney;

(ii)                                  a Canadian Dollar amount, which shall be the aggregate Face Amount of the drafts to be accepted by the BA Lenders in respect of a particular Advance;

(iii)                               a specified period of time as provided in this Agreement which shall be the number of days after the date of acceptance of such drafts that such drafts are to be payable, and the dates of issue and maturity of such drafts; and

(iv)                              payment instructions specifying the account number of such Borrower and the financial institution at which the BA Discount Proceeds are to be credited.

(c)                                  The communication in writing by a Borrower to the BA Lenders of the instructions referred to above shall constitute the authorization and instruction of such Borrower to the BA Lenders to complete and execute drafts in accordance with such information as set out above and the request of such Borrower to the BA Lenders to accept such drafts and deposit the same with the “clearing house” against payment as set out in the instructions.  Each Borrower acknowledges that the BA Lenders shall not be obligated to accept any such drafts except in accordance with the provisions of this Agreement.  The BA Lenders shall be and they are hereby authorized to act on behalf of the Borrowers upon and in compliance with instructions communicated to the BA Lenders as provided herein if the BA Lenders reasonably believe them to be genuine.

(d)                                 Each Borrower agrees to indemnify the BA Lenders and their respective directors, officers, employees, affiliates and agents and to hold them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby including the deposit of any draft with the “clearing house”; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the gross negligence or wilful misconduct of the BA Lenders or any of their respective directors, officers, employees, affiliates or agents.

(e)                                  This power of attorney may be revoked by a Borrower at any time upon not less than five  (5) Business Days’ written notice served upon the BA Lenders; provided that (i) it may be replaced with another power of attorney forthwith in accordance with the requirements of this Agreement; and (ii) no such revocation shall reduce, limit or otherwise affect the obligations of such Borrower in respect of any draft executed, completed, discounted and/or deposited in accordance herewith prior to the time at which such revocation becomes effective.  This power of attorney may be terminated by any BA Lender at any time not less than five (5) Business Days’ written notice to the Borrowers. Any revocation or termination of this power of attorney shall not affect the rights of the BA Lenders and the obligations of the Borrowers with respect to the indemnities of the Borrowers stated above.

(f)                                    This power of attorney is in addition to and not in substitution for any agreement to which the BA Lenders and the Borrowers, or any of them, are parties.

(g)                                 Each Borrower may, at its option, execute any draft by the facsimile signatures of any two authorized signing officers of the Borrower, and the Agent and each BA Lender is hereby authorized to accept or pay, as the case may be, any draft of such Borrower which has been completed pursuant to a power of attorney referred to in this Section 3.9 or which purports to bear such facsimile signatures notwithstanding that, subsequent to the issuance of the Bankers’ Acceptance, the power of attorney has been revoked or any such individual has ceased to be an authorized signing officer of such Borrower, and any such draft or Bankers’ Acceptance so executed and completed or executed and completed pursuant to the power of attorney shall be as valid as if it has been signed by an authorized signing officer of such Borrower at the date of issue of such Bankers’ Acceptance.  Any such draft or Bankers’ Acceptance may be dealt with by the Agent or any BA Lender to all intents and purposes and shall bind such Borrower as if duly signed in each signing officer’s own handwriting and issued by such Borrower, and such Borrower hereby agrees to hold the Agent and each BA Lender harmless and indemnified against all loss, costs, damages and expenses arising out of the payment or negotiation of any such draft or Bankers’ Acceptance resulting from such drafts not having been duly signed. No BA Lender shall be liable for its failure to accept a Bankers’ Acceptance as required hereunder if the cause of such failure, in whole or in part, is due to the revocation or termination of the power of attorney or the failure of a Borrower to provide the power of attorney or executed drafts to the Agent on a timely basis.

(h)                                 The receipt by the Agent or the Operating Lender of a request for an Advance by way of Bankers’ Acceptances shall be each BA Lender’s sufficient authority to complete and sign (as applicable), and each BA Lender shall, subject to the terms and conditions of this Agreement, complete and sign (as applicable) such drafts in accordance with such request and the advice of the Agent or the Operating Lender given pursuant to Section 3.1, and the drafts so completed and signed (as applicable) shall thereupon be deemed to have been presented for acceptance.

3.10                        Size and Maturity of Bankers’ Acceptances and BA Equivalent Loans

Each Advance of Bankers’ Acceptances and BA Equivalent Loans shall be in a minimum initial amount of $1,000,000 and in whole multiples of $100,000 thereafter.  Each Bankers’ Acceptance or BA Equivalent Loan shall have a term, selected by the applicable Borrower, of 30 to 180 days after the date of acceptance of the draft by the BA Lenders or the date of advancing such BA Equivalent Loan by the Non BA Lenders, as applicable, but no Bankers’ Acceptance or BA Equivalent Loan may mature on a day which is not a Business Day or on a date which is later than the respective Maturity Date.  The Face Amount at maturity of a Bankers’ Acceptance or a Notional Bankers’ Acceptance may be Rolled Over or Converted into another form of Advance permitted by this Agreement.

3.11                        Co-ordination of BA Advances and BA Equivalent Loans – Syndicate Tranche

Each Lender under the Syndicate Tranche shall advance its Proportionate Share of each Advance by way of Bankers’ Acceptances and BA Equivalent Loans in accordance with the following provisions:

(a)                                  the Agent, as soon as reasonably practicable following its receipt of a notice from the applicable Borrower pursuant to Section 3.1 requesting an Advance by way of Bankers’ Acceptances under the Facility shall (i) advise each BA Lender of the Face Amount of the Bankers’ Acceptances to be accepted by it, and (ii) advise each Non BA Lender of the Face Amount of its Notional Bankers’ Acceptance.  The aggregate Face Amount of the Bankers’ Acceptances to be accepted by a BA Lender and the Face Amount of the Notional Bankers’ Acceptance for each Non BA Lender shall be determined by the Agent by reference to the respective Commitments of the Lenders under the Facility; provided that, if the Face Amount of a Bankers’ Acceptance in the case of a BA Lender or the Face Amount of a Notional Bankers’ Acceptance used to determine the amount of a BA Equivalent Loan in the case of a Non BA Lender would not be $1,000,000 or a whole multiple thereof, the Face Amount shall be increased or reduced by the Agent in its sole discretion to the nearest whole multiple of $100,000;

(b)                                 whenever a Borrower requests an Advance that includes Bankers’ Acceptances, each Non BA Lender shall, in lieu of accepting its pro rata amount of such Bankers’ Acceptances, make available to such Borrower on the Drawdown Date a loan (a “BA Equivalent Loan”) in Canadian Dollars and in an amount which would be equal to the BA Discount Proceeds of the Bankers’ Acceptances (which are referred to herein collectively as “Notional Bankers’ Acceptances”) that such Non BA Lender would have been required to accept on the Drawdown Date if it were a BA Lender.  Each Non BA Lender shall also be entitled to deduct from the BA Equivalent Loan an amount equal to the applicable BA Fee that would have been applicable to the Notional Bankers’ Acceptance had it been a Bankers’ Acceptance;

(c)                                  subject to the terms and conditions of this Agreement, each BA Lender agrees to accept drafts issued by the Borrowers pursuant to this Section 3.11 and purchase such Bankers’ Acceptances discounted at the applicable BA Discount Rate.  Each BA Lender shall provide the BA Discount Proceeds thereof to the Agent, less the BA Fee payable to such BA Lender.  Each such BA Lender shall be entitled to sell, assign or otherwise transfer such Bankers’ Acceptances to any third party without any notice to or the consent of the Borrowers;

(d)                                 each BA Lender and Non BA Lender, as applicable, shall transfer to the Agent for value on each Drawdown Date immediately available Canadian Dollars in an aggregate amount equal to (i) in the case of a BA Lender, the BA Discount Proceeds (net of the applicable BA Fee in respect of such Bankers’ Acceptances) of all Bankers’ Acceptances accepted by it on such Drawdown Date, and (ii) in the case of a Non BA Lender, the amount of each BA Equivalent

Loan (net of the applicable BA Fee in respect of such BA Equivalent Loan) to be made by it on the Drawdown Date.  The Agent may designate such offices in Toronto or Calgary as it may see fit for the purposes referred to in this Section 3.11.  The Agent shall make such amounts received by it from the BA Lenders as aforesaid available to the Borrowers by crediting the Agent’s Account on the applicable Drawdown Date;

(e)                                  each Borrower hereby authorizes each BA Lender to complete, stamp, hold, sell, rediscount or otherwise dispose of all Bankers’ Acceptances accepted by it in accordance with the instructions provided by the Borrower hereunder or pursuant to the power of attorney referred to in Section 3.9; and

(f)                                    if a Borrower requests that a BA Lender complete incomplete drafts pursuant to telephone instructions, such instructions are at the risk of such Borrower until confirmed in writing and the BA Lender shall not have any liability for any failure to carry out the same, in whole or in part, or for any error or omission in such instructions or the interpretation or execution thereof by such BA Lender.

3.12                        Payment of Bankers’ Acceptances and BA Equivalent Loans

The Borrowers shall provide for payment to the Agent or the Operating Lender, as applicable, for the account of the applicable BA Lender or Non BA Lender, as the case may be, the full Face Amount of each Bankers’ Acceptance and each Notional Bankers’ Acceptance on the earlier of (i) its date of maturity, and (ii) the date on which the Agent (acting upon instructions of the Majority Lenders) demands payment of the Obligations outstanding under the Facility.

3.13                        Deemed Advances - Bankers’ Acceptances

Except in the case of amounts which are paid from the proceeds of a Rollover of or Conversion to a Bankers’ Acceptance or BA Equivalent Loan, any amount which a BA Lender pays to any third party on or after the date of maturity of a Bankers’ Acceptance in satisfaction thereof or which is owing to a BA Lender by a Borrower in respect of such Bankers’ Acceptance or BA Equivalent Loan on or after the date of maturity of such Bankers’ Acceptance or BA Equivalent Loan shall be deemed to be a Prime Rate Advance made to such Borrower under this Agreement.  If a Borrower fails to give notice to the Agent or the Operating Lender, as applicable, upon a Rollover of a maturing Bankers’ Acceptance or BA Equivalent Loan, the Agent or the Operating Lender will be entitled to assume that such amounts are deemed to be a Prime Rate Advance made to such Borrower and give notice thereof to the Lenders.  Interest shall be payable on such Prime Rate Advances in accordance with the terms applicable to Prime Rate Advances.

3.14                        Waiver

The Borrowers shall not claim from a Lender or any other Person any days of grace for the payment at maturity of any Bankers’ Acceptances or Notional Bankers’ Acceptances presented and accepted by a Lender pursuant to this Agreement.  Each Borrower waives any defence to payment which might otherwise exist if for any reason a Bankers’ Acceptance shall be held by a BA Lender in its own right at the maturity thereof, and the doctrine of merger shall not apply to any Bankers’ Acceptance that is at any time held by a BA Lender in its own right.

3.15                        Degree of Care

Any executed drafts to be used as Bankers’ Acceptances which are delivered to a BA Lender shall be held in safekeeping with the same degree of care as if they were such Lender’s own property, and shall be kept at the place at which such drafts are ordinarily held by such BA Lender.

3.16                        Indemnity – Bankers’ Acceptances

Each Borrower hereby indemnifies and holds each Lender harmless from any loss or expense with respect to any Bankers’ Acceptance dealt with by the BA Lenders, or any of them, in accordance with the provisions hereof, but shall not be obliged to indemnify a Lender for any loss or expense caused by the gross negligence or wilful misconduct of that Lender.

3.17                        Obligations Absolute

The Obligations of the Borrowers with respect to Bankers’ Acceptances under this Agreement shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances:

(a)                                  any lack of validity or enforceability of any draft accepted by a BA Lender as a Bankers’ Acceptance; or

(b)                                 the existence of any claim, set-off, defense or other right which a Borrower may have at any time against the holder of a Bankers’ Acceptance, the BA Lenders (or any of them) or any other Person or entity, whether in connection with this Agreement or otherwise.

ARTICLE IV
EXTENSION AND TAKEOVER

4.1                               Extension of the Extendible Period

(a)                                  Request for Extension.  Not more than ninety (90) days and not less than sixty (60) days prior to the then current Stated Term Date, the Borrowers may request an Offer of Extension in respect of the Facility from each Lender which has not previously refused (or been deemed to refuse) to extend the Revolving Period, as the case may be, pursuant to any prior Request for an Offer of Extension (each, a “Requested Lender”) for a further period to a specified Business Day which is 364 days after the current Stated Term Date (such requested date being the “New Stated Term Date”) by delivering to the Agent an executed Request for an Offer of Extension.  The Agent shall forthwith, and in any event within two (2) Business Days, notify each Requested Lender of such request by the Borrower (the date on which such notice is given being the “Notification Date”).  Each Requested Lender shall advise the Agent as to whether or not it agrees to such request not later than thirty (30) days prior to the then current Stated Term Date; provided that in the event any Requested Lender does not so advise the Agent not later than thirty (30) days prior to the then current Stated Term Date, such Requested Lender shall be deemed to have elected not to agree to such request.  Within three (3) Business Days of the Agent having received from all Requested Lenders their respective decision or deemed decision with regard to the Request for an Offer of Extension, the Agent shall, unless the provisions of clause (c) below are applicable at that time, advise the Borrowers which Lenders have agreed to extend the Stated Term Date to the New Stated Term Date pursuant to such Request for an Offer of Extension, and deliver to the Borrowers an Offer of Extension (the date on which the Agent notifies the Borrowers of such advice being the “Decision Date”).  Any such Offer of Extension shall be open for acceptance by the Borrowers for a period of five (5) Business Days.  Upon written notice being provided by the Borrowers to the Agent accepting an outstanding Offer of Extension and agreeing to the terms and conditions specified therein, the Stated Term Date shall be extended to the New Stated Term Date.

(b)                                 Agreeing Lenders and Non-Agreeing Lenders.  For the purposes of this Agreement:

(i)                                     a “Non-Agreeing Lender” means any Requested Lender which does not agree (or is deemed not to have agreed) to extend the Stated Term Date pursuant to Section 4.1(a); and

(ii)                                  an “Agreeing Lender” means any Requested Lender which agrees to extend the Stated Term Date pursuant to Section 4.1(a).

(c)                                  Non-Extension.  If, in respect of any Request for an Offer of Extension, at least three Non-Agreeing Lenders hold in aggregate more than one-third (33 1/3%) of the Commitments of all Requested Lenders, then:

(i)                                     the Stated Term Date for all Requested Lenders shall not be extended; and

(ii)                                  the Borrowers shall not be entitled to request any further extensions of the Stated Term Date.

(d)                                 Extension of All Requested Lenders.  If all Requested Lenders agree to the Request for an Offer of Extension and the Borrowers accept such Offer of Extension pursuant to Section 4.1(a), then the respective Stated Term Dates for all Requested Lenders shall be extended to the New Stated Term Date pursuant to such request.

(e)                                  Payment or Replacement.  If, after any Request for an Offer of Extension pursuant to Section 4.1(a), the provisions of Section 4.1(c) and (d) are not applicable, then:

(i)                                     each of the Agreeing Lenders shall have the right, but not the obligation, to purchase the Commitment of any Non-Agreeing Lender, and each of the Agreeing Lenders wishing to exercise its rights to purchase the Commitment of a Non-Agreeing Lender (each, a “Purchasing Lender”) shall forthwith so notify the Borrowers, the Agent and the other Lenders, and such Purchasing Lender shall thereupon be obligated to purchase not less than the thirtieth (30th) day after the Decision Date an amount of such Commitment equal to the Commitment of the Non-Agreeing Lender multiplied by such Purchasing Lender’s Proportionate Share of the Facility over the aggregate of all Purchasing Lenders’ Proportionate Share of the Facility, or as otherwise agreed to by the Borrowers and all Purchasing Lenders.  The Non-Agreeing Lender, the Purchasing Lender(s), the Agent, the Borrowers and each of the other Lenders, if any, shall forthwith duly execute and deliver any necessary documentation to give effect to such purchase, whereupon the Non-Agreeing Lender shall, as of the effective date thereof, be released from its obligations to the Borrowers hereunder and under the other Credit Documents arising subsequent to such date; or

(ii)                                  if none of the Agreeing Lenders exercises its rights under Section 4.1(e)(i), the Borrowers may, but are not obligated to:

(A)                              so long as there exists no Event of Default which is continuing, repay all Obligations owing hereunder to any such Non-Agreeing Lender on or prior to the thirtieth (30th) day after the Decision Date, and upon such payment any such Non-Agreeing Lender shall cease to be a Lender hereunder and each such Non-Agreeing Lender’s Commitment shall be terminated and the Total Commitment reduced accordingly; or

(B)                                arrange for a replacement lender (or lenders) (which may be one or more Lenders) to replace each Non-Agreeing Lender’s Advances and its Commitment; provided that any such replacement lender (or lenders) (if not already a Lender hereunder) shall have been approved by the Agent (acting reasonably), shall qualify as a permitted assignee and all other requirements hereunder shall have been satisfied on or prior to the thirtieth (30th) day after the Decision Date, and in respect of which the Lenders shall do all things and make all such adjustments as are reasonably necessary to give effect to any such replacement.

(f)                                    Partial Extension.  If, with respect to any Request for an Offer of Extension, the provisions of Sections 4.1(c) and (d) are not applicable, and if after any replacements or repayments under Section 4.1(e) there are remaining Non-Agreeing Lenders, then:

(i)                                     the Stated Term Date for the Agreeing Lenders shall be extended to the New Stated Term Date pursuant to the Request for an Offer of Extension;

(ii)                                  for those Non-Agreeing Lenders, the Stated Term Date of all such Lenders shall not be extended; and

(iii)                               in the case of Section 4.1(f)(ii), the Borrowers shall not be entitled to request any further extensions to the Stated Term Date from such Non-Agreeing Lenders.

(g)                                 Independent Decision.  The Borrowers understand that consideration of any Request for an Offer of Extension constitutes an independent credit decision which each Lender retains the absolute and unfettered discretion to make, and that no commitment in this regard is hereby given by any Lender.

(h)                                 Default or Event of Default.  Notwithstanding the foregoing, the Borrowers shall not be entitled to accept any offer made by the Agent on behalf of the Agreeing Lenders to extend the Stated Term Date if a Default or Event of Default has occurred and is continuing, unless such Default or Event of Default is waived by all of the Agreeing Lenders; provided that any such waiver shall be effective only for the purposes of this Section 4.1.

(i)                                     Successive Extensions.  This Section 4.1 shall apply from time to time to permit successive extensions of the Stated Term Date, if and for so long as the Agreeing Lenders have agreed to all prior extensions in accordance with the foregoing, as applicable.

4.2                               Takeover Notification

In the event the Borrowers wish to utilize Advances to offer to, or to provide funds to any Guarantor to, acquire or offer to acquire directly or indirectly (which shall include an offer to purchase securities, solicitation of an offer to sell securities, or an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding Shares or other securities of any Person (other than (i) a private issuer as defined under the Securities Act (Alberta), or (ii) a corporation or limited partnership whose shares or units are directly or indirectly held by one Person) (for the purposes of this Section 4.2, the “Target”) where, as of the date of the offer to acquire, the Shares or other securities that are subject to the offer to acquire, together with the Shares or other securities of the Target that are beneficially owned, or over which control or direction is exercised, by any Borrower or Guarantor and any Person acting jointly or in concert with any thereof on the date that the offer to acquire is made, constitute in the aggregate 9.9% of the outstanding Shares or other securities of the Target and would result in the offer to acquire being considered to be a “takeover bid” under any law or regulation applicable to the Target (a “Takeover”), then either:

(a)                                  Agreement of the Target: prior to or concurrently with delivery to the Agent of any Drawdown Notice pursuant to Section 3.1 requesting one or more Advances, the proceeds of which are to be utilized to finance such Takeover, the Borrowers shall provide to the Agent evidence satisfactory to the Agent (acting reasonably) that the board of directors or like body of the Target, or the holders all of the Shares or other securities of the Target, has or have approved, accepted or recommended to securityholders acceptance of the Takeover; or

(b)                                 No Conflict by Lenders:  the following steps shall be followed:

(i)                                     at least seven (7) Business Days prior to the delivery of any Drawdown Notice to the Agent pursuant to Section 3.1 requesting one or more Advances intended to be utilized for such Takeover, the Borrowers shall advise the Agent (who shall promptly advise each Lender) of the particulars of such Takeover in sufficient detail to enable such Lender to determine whether it has a conflict of interest if Advances from such Lender are utilized by the Borrower for such Takeover;

(ii)                                  within five (5) Business Days of being so advised, each Lender shall notify the Agent of such Lender’s determination, acting reasonably, as to whether such a conflict of interest exists, provided that in the event such Lender does not so notify the Agent within such five (5) Business Day period, such Lender shall be deemed to have notified the Agent that it does not have such a conflict of interest; and

(iii)                               the Agent shall promptly notify the Borrowers of each Lender’s determination or deemed determination;

and in the event that any Lender has such a conflict of interest (each, a “Conflicted Lender”), the Conflicted Lender shall have no obligation to provide Advances to finance such Takeover notwithstanding any other provision of this Agreement to the contrary; provided, however, that each Lender that is not a Conflicted Lender (each, a “Non-Conflicted Lender”) shall have an obligation, up to the amount of its applicable Commitment and subject to the terms, conditions and limitations of this Agreement, to provide Advances to finance such Takeover in accordance with the ratio that its Proportionate Share bears to the aggregate of the Proportionate Shares of all the Non-Conflicted Lenders; and

(c)                                  Takeover Loans:  If Advances are utilized to finance a Takeover (a “Takeover Loan”) and there are Conflicted Lenders, the Proportionate Share of each Conflicted Lender shall be temporarily adjusted in accordance with Section 4.2(b) above and, as applicable, Advances made subsequent to those Advances used to finance the Takeover shall be funded firstly by Conflicted Lenders, and subsequent repayments shall be applied firstly to Non-Conflicted Lenders, in each case until such time as each Lender is owed its Proportionate Share of the outstanding Obligations as in effect immediately prior to any Advance being made in respect of the Takeover Loan.

ARTICLE V
INTEREST RATES AND FEES

5.1                               Interest on Prime Rate Advances

The Borrowers shall pay to the Agent (on behalf of each Applicable Lender in the case of Prime Rate Advances under the Syndicate Tranche) or to the Operating Lender (in the case of Prime Rate Advances under the Working Capital Tranche) interest on each Prime Rate Advance in Canadian Dollars at a rate per three hundred sixty-five (365) day period equal to the Prime Rate plus the Applicable Margin.  A change in the Prime Rate will simultaneously cause a corresponding change in the interest payable for a Prime Rate Advance and a change in the Applicable Margin will cause a change in the interest payable as provided for in the definition of “Applicable Margin”.  Such interest shall be calculated monthly in arrears and be payable on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to and including the last day prior to the Interest Payment Date on which such interest is to be paid and shall be calculated on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days.  The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.1 are equivalent are the rates so determined multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by three hundred sixty-five (365).

5.2                               Interest on US Base Rate Advances

The Borrowers shall pay to the Agent (on behalf of each Applicable Lender in the case of US Base Rate Advances under the Syndicate Tranche) or to the Operating Lender (in the case of US Base Rate Advances under the Working Capital Tranche) interest on each US Base Rate Advance in US Dollars at a rate per three hundred sixty-five (365) day period equal to the US Base Rate plus the Applicable Margin.  A change in the US Base Rate will simultaneously cause a corresponding change in the interest payable for a US Base Rate Advance and a change in the Applicable Margin will cause a change in the interest payable as provided for in the definition of “Applicable Margin”.  Such interest shall be calculated monthly in arrears and be payable on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to and including the last day prior to the Interest Payment Date on which such interest is to be paid and shall be calculated on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days.  The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.2 are equivalent, are the rates so determined multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by three hundred sixty-five (365).

5.3                               Interest on LIBOR Advances

The Borrowers shall pay to the Agent (on behalf of each Applicable Lender in the case of LIBOR Advances under the Syndicate Tranche) or to the Operating Lender (in the case of LIBOR Advances under the Working Capital Tranche) interest on each LIBOR Advance in US Dollars at a rate per three hundred sixty (360) day period equal to the LIBOR Rate.  Such interest is payable on the last day of the applicable LIBOR Period and, if the LIBOR Period is longer than 90 days, on the 90th day after the date of the relevant LIBOR Advance and on the 90th day after the date of the last interest payment, as the case may be.  All interest shall accrue from day to day and shall be payable in arrears for the actual number of days elapsed from and including the date of the LIBOR Advance or the previous date on which interest was payable, as the case may be, to but excluding the date on which interest is payable or the last day of the LIBOR Period, as the case may be, both before and after maturity, demand, default and judgment, with interest on overdue principal and interest at the same rate payable on demand.  Interest calculated with reference to a LIBOR Advance shall be calculated on the basis of a year of 360 days and for a term equal to the applicable LIBOR Period or, if a LIBOR Period is longer than 90 days, every 90 days and at the end of the LIBOR Period.  In this Agreement, each rate of interest which is calculated with reference to a period (the “deemed interest period”) that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period.

5.4                               BA Fees

The Borrowers shall pay to the Agent (on behalf of each Applicable Lender in the case of BA Advances under the Syndicate Tranche) or to the Operating Lender (in the case of BA Advances under the Working Capital Tranche) BA Fees in Canadian Dollars forthwith upon the acceptance by each BA Lender of each Bankers’ Acceptance, or a Non BA Lender making a BA Equivalent Loan, issued by the applicable Borrower at a rate per three hundred sixty-five (365) day period equal to the Applicable Margin, calculated on the Face Amount of each such Bankers’ Acceptance or BA Equivalent Loan and on the basis of the number of days in the term of such Bankers’ Acceptance or BA Equivalent Loan divided by three hundred sixty-five (365). All fees payable pursuant to this Section 5.4 on any date in respect of any issuance of Bankers’ Acceptances or BA Equivalent Loans shall be calculated by the Agent or the Operating Lender and be payable by the applicable Borrower based on the Applicable Margin in effect on such date; provided that if during the term of any such Bankers’ Acceptance or BA Equivalent Loan a change in the Applicable Margin occurs, the fees paid by the applicable Borrower in respect of such Bankers’ Acceptance or BA Equivalent Loan shall be adjusted, effective at the time determined pursuant to the definition of “Applicable Margin”, to reflect the Applicable Margin for the remaining term of the Bankers’ Acceptance or BA Equivalent Loan, and the applicable Borrower, in the case of an increase in the Applicable Margin, shall forthwith after receipt of a notice from the Agent or the Operating Lender make such payments as are necessary to reflect such change, and the BA Lenders or Non BA Lenders, as the case may be, in the case of a decrease in the Applicable Margin, shall credit any amount which would otherwise be refundable to the applicable Borrower against amounts in respect of interest or fees accruing hereunder in relation to the applicable Borrower.

5.5                               Letter of Credit Fees

The Borrowers shall pay to the Agent (on behalf of each Applicable Lender issuing Letters of Credit under the Syndicate Tranche) or to the Operating Lender (in the case of Letters of Credit issued under the Working Capital Tranche) the following fees in respect of each Letter of Credit issued hereunder:

(a)                                  on the date of issue of each Letter of Credit and thereafter on the first day of each Fiscal Quarter until the expiry of such Letter of Credit, a fee payable in Canadian Dollars or US Dollars, as applicable, equal to the greater of (i) $150, and (ii) the amount calculated by multiplying the stated amount of such Letter of Credit by the applicable LC Rate and then multiplying the result by a fraction, (A) the numerator of which is the number of days to elapse from and including the date of issue to and including the last day of the then current Fiscal Quarter of the Borrowers and thereafter, the lesser of the number of days in the then current Fiscal Quarter of the Borrowers and the number of days until the expiry thereof, and (B) the denominator of which is the number of days in the calendar year in question;

(b)                                 on the date of each amendment of each Letter of Credit, a fee based on the then standard charges of the Agent; and

(c)                                  in the case of a Letter of Credit arranged by the Agent, a fronting fee payable to the Agent in the amount of 1/8th of one percent of the stated amount thereof.

5.6                               Interest on Overdue Amounts

Notwithstanding any other provision of this Agreement, in the event that any amount due hereunder (including any interest payment) is not paid when due (whether by acceleration or otherwise), the Borrowers shall and hereby agree to pay to the Agent (on behalf of each Applicable Lender under the Syndicate Tranche) or to the Operating Lender (under the Working Capital Tranche), as applicable, interest on such unpaid amount (including interest on interest), if and to the fullest extent permitted by Applicable Law, from the date that such amount is due until the date that such amount is paid in full (but excluding the date of such payment if the payment is made before 10:00 a.m. (Calgary time) at the place of payment on the date of such payment), and such interest shall accrue daily, be calculated and compounded on the last Business Day of each calendar month and be payable in the currency of the relevant Advance on demand, as well after as before maturity, default and judgment, at a rate per annum in respect of the Facility that is equal to:

(a)                                  if such amount is payable in Canadian Dollars, the Prime Rate plus 5.0% per annum;

(b)                                 if such amount is payable in US Dollars, the US Base Rate plus 5.0% per annum; or

(c)                                  if such amount relates to a Letter of Credit, the applicable LC Rate plus 5.0% per annum.

Each Borrower hereby waives, to the fullest extent it may do so under Applicable Law, any provisions of Applicable Law, including specifically the Interest Act (Canada) or the Judgment Interest Act (Alberta), which may be inconsistent with this Agreement.

5.7                               Commitment Fees

The Borrowers shall pay commitment fees to the Agent (on behalf of each Applicable Lender under the Syndicate Tranche) or to the Operating Lender (under the Working Capital Tranche) calculated in arrears on the last Business Day of each Fiscal Quarter commencing with the last Business Day of the Fiscal Quarter in which the Initial Drawdown Date occurs, and payable quarterly in arrears on the third Business Day of the next following Fiscal Quarter thereafter.  Each payment of commitment fees shall be calculated for the period commencing on and including the Initial Drawdown Date or the last date on which such commitment fees were payable hereunder, as the case may be, up to and including the last day of the Fiscal Quarter for which such commitment fees are to be paid and shall be in an amount equal to the Commitment Fee Rate in effect on each day during such period of calculation multiplied by the undrawn portion of the Commitment, as the case may be, for each day in the period of the calculation from the amount of such Lender’s Total Commitment in effect on each such day. Such commitment fees shall be calculated on a daily basis and on the basis of a 365 day year.  For purposes of calculating commitment fees payable pursuant to this Section 5.7, the amount of Advances outstanding from time to time in US Dollars on each day during the period for which such commitment fees are payable shall, for the purposes of determining an Equivalent Amount on such day, be notionally converted to the Equivalent Amount in Canadian Dollars using the Bank of Canada noon (Toronto time) spot rate for converting US Dollars to Canadian Dollars for the first Business Day of such Fiscal Quarter.

5.8                               Maximum Rate Permitted by Law

No interest or fee to be paid hereunder shall be paid at a rate exceeding the maximum rate permitted by Applicable Law.  In the event any such interest or fee exceeds such maximum rate, such interest or fee shall be reduced or refunded, as the case may be, so as to be payable at the highest rate recoverable under Applicable Law.

5.9                               Interest Generally

The theory of deemed reinvestment shall not apply to the calculation of interest or payment of fees or other amounts hereunder, notwithstanding anything contained in this Agreement or in any other Credit Document now or hereafter granted to or taken by the Lenders and all interest and fees payable by the Borrowers to any Lender shall accrue from day to day and be computed as described herein in accordance with the “nominal rate” method of interest calculation.

ARTICLE VI
SECURITY

6.1                               Security

To secure due repayment and satisfaction in full of all Obligations to the Agent, the Lenders and the Swap Lenders from time to time, including due performance, payment and satisfaction of all Obligations under this Agreement and the other Credit Documents, the Borrowers shall cause to be executed and delivered to the Agent the following:

(a)                                  a fixed and floating charge debenture from each Borrower and each Guarantor (other than SE Trust), in the principal amount of $1,000,000,000, mortgaging and charging to and in favour of the Agent all of its present and after acquired real and personal property, to be registered in first priority position subject only to Permitted Encumbrances at the personal property or other appropriate registry office in each applicable Relevant Jurisdiction;

(b)                                 a debenture pledge agreement from each Borrower and each Guarantor (other than SE Trust), pursuant to which it pledges its debenture to the Agent;

(c)                                  an unlimited Subsidiary Guarantee from SEL whereby it guarantees all Obligations of SC Trust to the Agent and the Lenders;

(d)                                 an unlimited Subsidiary Guarantee from SC Trust whereby it guarantees all Obligations of SEL to the Agent and the Lenders;

(e)                                  an unlimited Subsidiary Guarantee from each Guarantor whereby it agrees to guarantee all Obligations of the Borrowers to the Agent and the Lenders;

(f)                                    a pledge by SE Trust of the Units of SC Trust and the Shares of SEL registered in its name;

(g)                                 the Subordination Agreement; and

(h)                                 an assignment of insurance from the Borrowers and each Guarantor, as applicable, including all risks insurance, business interruption insurance and fire insurance over all inventory and equipment, naming the Agent as first loss payee, together with an opinion in respect of such documents from Borrowers’ Counsel, all in form and substance satisfactory to the Agent and Lenders’ Counsel.

6.2                               Subsidiary Guarantees and Security

Subject to Section 7.5, within 30 days of a new Subsidiary becoming a Material Subsidiary, the Borrowers shall cause to be executed and delivered to the Agent by each such new Material Subsidiary the documents described in Sections 6.1(a), (b), (e), (g) and (h) above, together with such other documents, certificates and opinions as the Agent may reasonably request.

6.3                               Continuing Subsidiary Guarantees and Security

The Subsidiary Guarantees and other Security shall for all purposes be treated as separate and continuing guarantees and security and shall be deemed to have been given in addition to and not in place of any other guarantee or any security now held or hereafter acquired by the Agent or any Lender.  No item or part of any Subsidiary Guarantee or any Security shall be merged or be deemed to have been merged in or by any simple contract debt or any judgment, and any realization of or steps taken or pursuant to any Subsidiary

Guarantee or any other Security shall be independent of and not create a merger with any other right available to the Agent or any Lender under this Agreement, any other Subsidiary Guarantee or Security, or any other Credit Document held by it or them or at law or in equity.

6.4                               Dealing with Subsidiary Guarantees

The Agent and the Lenders may grant extensions of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrowers, the Guarantors and other persons (including other guarantors), sureties or securities as the Agent and the Lenders may in their sole discretion see fit, and the Lenders may, subject to the provisions hereof, apply all moneys received from the Borrowers, the Guarantors and other persons, or from sureties or securities, to such part of the Obligations as the Lenders may think best, all without prejudice to or in any way limiting the liability of the Borrowers or any Guarantor under any of the Credit Documents.

6.5                               Effectiveness

The Subsidiary Guarantees and the Security contemplated or required to be created hereby shall be effective upon execution and delivery thereof, and the undertakings as to the Subsidiary Guarantees and the Security herein or in any document hereunder shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Subsidiary Guarantees or Security, or before or after or upon the date of execution of any amendments to or restatements of this Agreement, and shall not be affected by any Obligations fluctuating from time to time.

6.6                               Undertaking to Grant Additional Security

Subject to Section 6.7, if the Agent requests, acting reasonably, the Borrowers shall forthwith grant or cause to be granted to the Agent, for and on behalf of the Lenders, such additional security, including a first fixed Security Interest (subject only to Permitted Encumbrances which under Applicable Law rank in priority thereto) in such Property of the Borrowers or any Guarantor not previously subject to a fixed Security Interest as the Agent shall determine, as security for all present and future Obligations of the Borrowers under or with respect to this Agreement and the other Credit Documents.

6.7                               Limitation

The rights of the Agent and the Lenders under Section 6.6 shall be subject to, where applicable, the receipt of any consents that may be required pursuant to Applicable Law prior to any Borrower or Guarantor granting a Security Interest referred to therein.  The Borrowers shall use all reasonable efforts (which shall include the expenditure of funds) to obtain such consents.

6.8                               Release and Amendment of Security

During the term of this Agreement, the Agent shall not discharge, surrender, amend or otherwise modify any Security without the prior written consent of all of the Lenders; provided that the Agent may discharge Security provided hereunder at the discretion of the Agent with respect to any Permitted Dispositions upon the Borrowers having first certified to the Agent in writing that any such disposition is a Permitted Disposition as contemplated by this Agreement.

6.9                               Registrations and Renewals

The Borrowers shall, and shall cause each Guarantor, at the Borrowers’ sole cost and expense, to do all such commercially reasonable acts, execute all such instruments and provide such further assurances as the Agent may reasonably request to ensure that the priority of the Security Interests created by all of the Security executed and delivered to the Agent as contemplated hereby is duly protected and perfected by registration, filing or recordation of such Security or a caution, caveat, security notice or other appropriate instrument at all offices where necessary or of material advantage to the protection or perfection thereof including in the Relevant Jurisdictions; and to cooperate with the Agent and its counsel in renewing or refiling any registration, filing or recordation required hereby in order to preserve, protect and maintain the priority of such Security Interests, from time to time.

6.10                        Permitted Encumbrances and Permitted Indebtedness

None of the fact that:

(a)                                  any Borrower or Guarantor is permitted to create or suffer to exist any Permitted Encumbrance or Permitted Indebtedness;

(b)                                 any representation, warranty or covenant contained herein may make an exception for the existence of Permitted Encumbrances or Permitted Indebtedness; or

(c)                                  the Security Interests created pursuant to the Credit Documents are stated to be subject to, or are not required to rank in priority to, Permitted Encumbrances,

shall in any manner, nor in any cause or proceeding, directly or indirectly, be taken to constitute a subordination of any Security Interest created pursuant to the Credit Documents to any Permitted Encumbrance or to any other Security Interest or other obligation whatsoever, or that the Obligations under the Credit Documents are in any way subordinate or junior in right of payment to any Permitted Indebtedness, it being the intention of the parties that all Security Interests created pursuant to the Credit Documents shall at all times, to the maximum extent permitted by Applicable Law, rank as first priority Security Interests in priority to Permitted Encumbrances and all other Security Interests or other obligations whatsoever and that the Obligations under the Credit Documents will rank in right of payment at all times at least equally with such Permitted Indebtedness.

ARTICLE VII
DISBURSEMENT CONDITIONS

7.1                               Conditions Precedent to the Initial Drawdown

The obligation of the Lenders under this Agreement to make the initial Advance under this Agreement is subject to and conditional upon the following (unless waived by all of the Lenders):

(a)                                  Receipt of Documents: the Agent shall have received for and on behalf of the Lenders, each in full force and effect and in form and substance satisfactory to the Lenders, acting reasonably, the following:

(i)                                     a copy of this Agreement duly executed and delivered by the Borrowers;

(ii)                                  a copy of each other Credit Document being delivered in connection herewith (including the Security) duly executed and delivered by the Borrowers and each Guarantor;

(iii)                               a Compliance Certificate completed by the Borrowers;

(iv)                              a certificate of status in respect of SEL and each corporate Guarantor issued under the laws of the applicable Relevant Jurisdictions in which any of them carries on any material business;

(v)                                 a certified copy of the Constating Documents of each Borrower and Guarantor, including without limitation, the Trust Documents in respect of SE Trust and SC Trust;

(vi)                              environmental and corporate governance checklists completed by the Borrowers;

(vii)                           a certified copy of the resolutions of the directors of SEL and each corporate Guarantor, or of SEL in its capacity as duly authorized administrator for and on behalf of SE Trust, or of the trustee of SC Trust, or of the partners of the Partnership, in each case with respect to the authorization, execution and delivery of the Credit Documents to which the Borrowers and Guarantors are respectively a party being delivered in connection herewith;

(viii)                        a favourable opinion of Borrowers’ Counsel, addressed to the Agent, each Lender and Lenders’ counsel, relating to all matters considered relevant, including existence and capacity of each Borrower and Guarantor, and the due authorization, execution, delivery and enforceability of the Credit Documents to which each Borrower and Guarantor is a party being delivered in connection herewith;

(ix)                                a favourable opinion from Lenders’ Counsel addressed to the Agent and each Lender as to such matters as may be reasonably required to be addressed by such parties;

(x)                                   all operation of account documentation relating to the Agent’s Account as the Agent may reasonably require; and

(xi)                                such other documents, certificates, opinions and agreements as are reasonably required to confirm the completion and satisfaction of the foregoing which the Agent and the Lenders may reasonably request.

(b)                                 Review of Documents:  the Agent and the Lenders shall have reviewed and found to be satisfactory the following:

(i)                                     a copy of the APF Agreement and copies of all other material agreements relating to the APF Transaction;

(ii)                                  a copy of the EnCana Agreement and copies of all other material agreements relating to the EnCana Transaction; and

(iii)                               confirmation of adequacy of insurance policies held by the Borrowers and the Guarantors from an insurance broker acceptable to the Lenders.

(c)                                  Due Diligence:  the Lenders shall have completed and be satisfied with their business, legal and environmental due diligence review in respect of the Borrowers and the Guarantors, including without limitation:

(i)                                     review of the APF Agreement, and the organizational structure of the Borrowers, the Guarantors and any additional Guarantors to be acquired pursuant to the APF Transaction prior to and following completion of the APF Transaction, and the pro forma balance sheets and financial forecast for the Borrowers post combination with APF; and

(ii)                                  review of the EnCana Agreement, and the organizational structure of the Borrowers, the Guarantors and any additional Guarantors to be acquired pursuant to the EnCana Transaction prior to and following completion of the EnCana Transaction, and the pro forma balance sheets and financial forecast for the Borrowers post completion of the EnCana Transaction;

(d)                                 APF Transaction and EnCana Transaction:  the Agent and the Lenders, acting reasonably, shall be satisfied with the terms and conditions of each of the APF Transaction and the EnCana Transaction, and satisfaction (or waiver) of the additional conditions precedent set out in Section 7.4 or 7.5, as applicable.

(e)                                  Existing Indebtedness:  the Agent and the Lenders shall be satisfied that the current lenders to the Borrowers and the Guarantors, or any of them (including the lenders to APF and/or APF Trust as of closing the APF Transaction), immediately prior to this Agreement becoming effective, will release and discharge their respective Security Interests (other than Permitted Encumbrances, if any, and in respect of the Unmatured APF BAs) upon closing of this financing transaction.

(f)                                    Contemporaneous Funding: the initial Advance hereunder shall be made contemporaneous with the first to occur of completion of the APF Transaction or the EnCana Transaction.

(g)                                 Security Interests: all Security Interests pursuant to the Security shall have been duly registered in each applicable Relevant Jurisdiction as required by the Agent and Lender’s Counsel.

(h)                                 Fees: the Borrowers shall have paid all fees and expenses then due in respect of this Agreement.

(i)                                     Other:  satisfaction (or waiver) of the additional conditions precedent set out in Sections 7.2(a), (b) and (d).

7.2                               Conditions Precedent to All Advances (other than Rollovers and Conversions)

The obligation of each Lender to make any Advance hereunder (including the initial Advance, but excluding Rollovers and Conversions) is subject to the satisfaction of the following conditions precedent:

(a)                                  No Default: no Default or Event of Default has occurred and is continuing on the Drawdown Date, or would result from the making of any such Advance;

(b)                                 Representations and Warranties: the representations and warranties contained in Article 8  and in any other Credit Document shall be true and correct as if made on and as of the Drawdown Date and the date of any Compliance Certificate;

(c)                                  Delivery of Notice: the Borrowers shall have delivered to the Agent a duly completed Drawdown Notice; and

(d)                                 Other: all other terms and conditions of this Agreement upon which a Borrower may obtain an Advance are fulfilled, including the aggregate amount of any proposed Advance when added to the then outstanding Obligations under the Facility shall not exceed the Total Commitment.

7.3                               Conditions Precedent to Rollovers and Conversions

The obligations of the Agent to effect a Rollover or Conversion, as applicable, are subject to the satisfaction of the following conditions precedent:

(a)                                  No Default:  no Default or Event of Default has occurred and is continuing on the Rollover Date or the Conversion Date, as applicable, or would result from the making of any such Advance; and

(b)                                 Delivery of Notice:  the Borrowers shall have delivered to the Agent a duly completed Rollover Notice or Conversion Notice, as applicable.

7.4                               Waiver

The conditions in Sections 7.1, 7.2 and 7.3 are inserted for the sole benefit of the Lenders, and may be waived by the Agent upon the instructions of all of the Lenders in whole or in part (with or without terms or conditions) in respect of any particular Advance.

7.5                               Delivery of Documents upon Completion of the APF Transaction

Contemporaneous with or immediately following completion of the APF Transaction, the Borrowers shall deliver or cause to be delivered to the Agent for and on behalf of the Lenders, each in full force and effect and in form and substance satisfactory to the Lenders, acting reasonably, the following:

(a)                                  a copy of the documents described in Sections 6.1(a), (b), (e), (f) (in respect of the trust units of APF Acquisition Trust acquired by SE Trust) and (g), as applicable, duly executed by each new Guarantor acquired pursuant to the APF Transaction, and assignments of insurance, as applicable, pursuant to Section 6.1(h);

(b)                                 a copy of all material closing documents relating to the APF Transaction, including evidence of all government, regulatory and shareholder approvals in respect thereof;

(c)                                  a certificate of status in respect of each new Guarantor acquired pursuant to the APF Transaction, issued under the laws of the applicable Relevant Jurisdictions in which any of them carries on any material business;

(d)                                 a certified copy of the Constating Documents of each new Guarantor acquired pursuant to the APF Transaction;

(e)                                  environmental checklists completed by the Borrowers in respect of the APF assets;

(f)                                    a certified copy of a directors’ resolution of each new Guarantor acquired pursuant to the APF Transaction with respect to its authorization, execution and delivery of the Security to which it is a party being delivered in connection therewith;

(g)                                 a favourable opinion of Borrowers’ Counsel, addressed to the Agent and each Lender, relating to (among other things) existence and capacity of each new Guarantor acquired pursuant to the APF Transaction and the due authorization, execution, delivery and enforceability of the Security to which each such entity is a party being delivered in connection therewith;

(h)                                 a favourable opinion from Lenders’ Counsel addressed to the Agent and each Lender as to such matters as may be reasonably required to be addressed by such parties; and

(i)                                     such other documents, certificates, opinions and agreements as are reasonably required to confirm or establish the completion or satisfaction of the foregoing which the Agent and the Lenders may reasonably request.

7.6                               Delivery of Documents upon Completion of the EnCana Transaction

Contemporaneous with or immediately following completion of the EnCana Transaction, the Borrowers shall deliver or cause to be delivered to the Agent for and on behalf of the Lenders, each in full force and effect and in form and substance satisfactory to the Lenders, acting reasonably, the following:

(a)                                  a copy of the documents described in Sections 6.1(a), (b), (e), (f) and (g), as applicable, duly executed by each new Guarantor acquired pursuant to the EnCana Transaction, and assignments of insurance pursuant to Section 6.1(h);

(b)                                 a copy of all material closing documents relating to the EnCana Transaction, including evidence of all government, regulatory and shareholder approvals in respect thereof;

(c)                                  a certificate of status in respect of each new Guarantor acquired pursuant to the EnCana Transaction, issued under the laws of the applicable Relevant Jurisdictions in which any of them carries on any material business;

(d)                                 a certified copy of the Constating Documents of each new Guarantor acquired pursuant to the EnCana Transaction;

(e)                                  environmental checklists completed by the Borrowers in respect of the EnCana assets;

(f)                                    evidence of release by Olympia Trust Company, in its capacity as trustee of SE Trust, of its release (concurrent with the closing of the EnCana Transaction) of not less than $310,000,000 of proceeds from the sale of the SE Trust Subscription Receipts;

(g)                                 a certified copy of a directors’ resolution of each new Guarantor acquired pursuant to the EnCana Transaction with respect to its authorization, execution and delivery of the Security to which it is a party being delivered in connection therewith;

(h)                                 a favourable opinion of Borrowers’ Counsel, addressed to the Agent and each Lender, relating to (among other things) existence and capacity of each new Guarantor acquired pursuant to the EnCana Transaction and the due authorization, execution, delivery and enforceability of the Security to which each such entity is a party being delivered in connection therewith;

(i)                                     a favourable opinion from Lenders’ Counsel addressed to the Agent and each Lender as to such matters as may be reasonably required to be addressed by such parties; and

(j)                                     such other documents, certificates, opinions and agreements as are reasonably required to confirm or establish the completion or satisfaction of the foregoing which the Agent and the Lenders may reasonably request.

ARTICLE VIII
REPRESENTATIONS AND WARRANTIES

8.1                               Representations and Warranties - General

The Borrowers represent and warrant to the Agent and the Lenders (all of which representations and warranties the Borrowers hereby acknowledge are being relied upon by the Agent and the Lenders in entering into this Agreement):

(a)                                  Corporate Existence: SEL and each corporate Guarantor is duly incorporated, amalgamated or continued, and is duly organized, validly subsisting and in good standing under the laws of its jurisdiction of incorporation, amalgamation or continuance, as the case may be, and is duly registered and qualified as an extra-provincial corporation under the laws of each other jurisdiction in Canada in which the nature of any business transacted by it or the character of any properties and assets owned or leased by it requires such registration and qualification, except to the extent that failure to maintain such registration or qualification does not have a Material Adverse Effect;

(b)                                 Existence of SE Trust and SC Trust: each of SE Trust and SC Trust is an unincorporated trust duly settled under the laws of Alberta, and SE Trust is duly qualified as a “unit trust” and as a “mutual fund trust” under the provisions of subsections 108(2) and 132(6) of the Income Tax Act (Canada);

(c)                                  Existence of the Partnership:  the Partnership is a general partnership duly formed and organized under the laws of Alberta, of which SEL and Trend are currently its partners;

(d)                                 Power and Capacity: each Borrower and Guarantor has full corporate, trust or partnership power and capacity, as the case may be, to own its properties and assets and conduct its business as presently conducted, and to grant security over its Property, and in the case of each Borrower, to borrow money and perform its obligations hereunder, and in the case of SEL, to act as duly authorized administrator of SE Trust pursuant to the delegation provisions of the Trust Documents relating to SE Trust;

(e)                                  Authorization: the execution, delivery and performance by each Borrower and Guarantor of each of the Credit Documents to which it is a party has been duly authorized by all necessary corporate, trust or partnership action, as applicable, and are within its corporate, trust or partnership power and capacity, as applicable;

(f)                                    Execution: each Credit Document to which each Borrower or Guarantor is a party has been duly executed and delivered by it, as applicable;

(g)                                 Binding Obligations: each Credit Document to which each Borrower or Guarantor is a party is a legal, valid and binding obligation enforceable against it, as the case may be, in accordance with the respective terms of each such Credit Document, except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(h)                                 No Legal Bar or Resultant Lien: the execution, delivery and performance by each Borrower and Guarantor of each of the Credit Documents to which it is a party will not violate any provision of Applicable Law or of its respective Constating Documents or Trust Documents, and will not result in a breach of or constitute a default or require any consent under, or result in the creation of any Security Interest (other than Permitted Encumbrances) upon any of its property or assets pursuant to any indenture or other agreement or instrument to which it is a party or by which it or its property may be bound or affected; and the execution, delivery and performance by each Borrower and Guarantor of each of the Credit Documents to which it is a party does not require any governmental action, license, consent or approval of or notice to or filing with any Governmental Authority which has not been obtained;

(i)                                     Title to Assets: subject to Permitted Title Defects, each Borrower and Guarantor has good and marketable title to all of its property free and clear of all claims and Security Interests, other than Permitted Encumbrances;

(j)                                     Default of Other Contracts: none of the Borrowers nor any Guarantor is in material breach or material default of, nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a breach or default under, any material contracts to which it is a party, except to the extent any such breach or default would not reasonably be expected to have a Material Adverse Effect;

(k)                                  Ownership of SEL’s Shares: except for the Exchangeable Shares owned by ExchangeCo, SE Trust is the legal and beneficial owner of all of the Shares in the capital of SEL;

(l)                                     Litigation: there are no material actions, suits or proceedings (whether or not purportedly on behalf of any Borrower or Guarantor) pending or, to its knowledge, threatened against the any Borrower or Guarantor at law or in equity by or before any Governmental Authority, domestic or foreign, or before any arbitrator of any kind (other than as referred to in subparagraph (e) of the definition of “Permitted Encumbrances”), and none of the Borrowers nor any Guarantor is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any Governmental Authority, domestic or foreign or any arbitrator of any kind, except in each case to the extent such action, suit, proceeding or default would not reasonably be expected to have a Material Adverse Effect;

(m)                               Property Information: all Cash Flow projections and other data provided to the Agent by the Borrowers in respect of the property of each Borrower and Guarantor fairly and properly reflects in all material respects the interests of the Borrowers and the Guarantors therein and thereto as of the date hereof, net of all royalties and other burdens affecting the same;

(n)                                 Financial Condition: all financial statements in respect of the Borrowers and the Guarantors submitted by the Borrowers to the Agent fairly reflect, as of the dates thereof, the consolidated financial condition of the entities referred to therein and the results of operations for the periods covered thereby, have been prepared in accordance with GAAP and, from the date of the latest such financial statements submitted to the Agent, there has been no material adverse change in the consolidated financial condition of the entities referred to therein or their respective Property or condition which has not been disclosed in writing to the Agent;

(o)                                 Swaps:  it is not a party to any Swaps, other than Eligible Swaps;

(p)                                 Subsidiaries: SE Trust has no Material Subsidiaries other than SEL, Trend, the Partnership, SC Trust and 1167639; except as designated from time to time pursuant to Section 6.2, or as acquired pursuant to completion of the APF Transaction or the EnCana Transaction;

(q)                                 Insurance: each Borrower and Guarantor has in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring its Property and operations, including business interruption insurance and replacement cost insurance, and providing such coverage as would be maintained by a prudent operator engaged in the same or similar business in the Relevant Jurisdictions where its Property and operations are located, except to the extent that any failure to do so would not reasonably be expected to have a Material Adverse Effect;

(r)                                    Compliance with Laws: each Borrower and Guarantor is in material compliance with all Applicable Law, except to the extent that any failure to comply would not reasonably be expected to have a Material Adverse Effect;

(s)                                  Environmental Laws: each Borrower and Guarantor has obtained all material permits, licenses and other authorizations which are required by it under Environmental Law, except to the extent any failure to do so would not reasonably be expected to have a Material Adverse Effect;

(t)                                    Environmental Condition of Property: the property of each Borrower and Guarantor:

(i)                                     is not the subject of any material outstanding orders from a government agency or otherwise alleging violation of any Environmental Law; and

(ii)                                  complies, with respect to its use and condition and in all material respects, with Environmental Law and all terms and conditions of all permits, licenses and other authorizations which are required under Environmental Law, except to the extent that any such violation or failure to comply would not reasonably be expected to have a Material Adverse Effect;

(u)                                 Events of Default: no event or circumstance has occurred which constitutes, or which with the giving of notice, lapse of time or both would constitute, an Event of Default; and

(v)                                 Disclosure: there is no fact known to it as of the date hereof that has not been disclosed by the Borrowers to the Agent and the Lenders in writing that would reasonably be expected to have a Material Adverse Effect.

8.2                               Financial

The Borrowers represent and warrant to the Agent and the Lenders that:

(a)                                  since the date of the most recent quarterly consolidated financial statements of the Borrowers and the Guarantors, no change in the financial affairs of any Borrower or Guarantor has occurred which would have a Material Adverse Effect;

(b)                                 all balance sheets, statements of changes, statements of earnings and retained earnings of the Borrowers and Guarantors which have been delivered to the Agent and the Lenders since the date of the last financial statements, have been prepared in accordance with GAAP, and fairly present the financial position and condition of the Borrowers and the Guarantors (as applicable) as at the respective dates thereof, all other information, certificates, schedules, reports and other papers and data (other than forecasts, projections and budgets) which have been furnished or caused to be furnished to the Agent and the Lenders are complete, accurate and correct in all material respects at the time the same were stated to be effective and all forecasts, projections and budgets furnished to the Agent and the Lenders have been prepared in good faith, with commercially reasonable assumptions at the times of their respective preparation; and

(c)                                  each Borrower and Guarantor has duly filed on a timely basis all tax returns required to be filed by it, and has paid all taxes which are due and payable by it, and has paid all assessments and reassessments, and all other taxes, governmental charges, governmental royalties, penalties, interest and fines claimed against it (except where it is contesting the payment of same in good faith, and it has established to the satisfaction of the Agent a sufficient reserve or, if requested by the Agent, deposited with a court of competent jurisdiction or assessing authority (or to such other person as is acceptable to the Agent) sufficient funds or a surety bond, for the total amount claimed, where the application of such reserve, funds or bond would result in the discharge of such claim and the contestation thereof postpones the rights of the applicable Governmental Authority to enforce its collection remedies in respect thereof); each Borrower and Guarantor has made adequate provision for, and all required instalment payments have been made in respect of, taxes payable for the current period for which returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or the payment of any taxes; there are no actions or proceedings being taken by Canada Customs and Revenue Agency or any other Governmental Authority to enforce the payment of any taxes and it has no knowledge of any such actions or proceedings being contemplated by such authorities.

8.3                               Oil and Gas Properties

The Borrowers represent and warrant to the Agent and the Lenders that:

(a)                                  each Borrower and Guarantor, as the case may be, has good and marketable title to its Oil and Gas Properties, free and clear of any Security Interests and adverse claims, other than Permitted Title Defects and Permitted Encumbrances; and none of the Borrowers nor any Guarantor has received any notice of a defect that is not a Permitted Title Defect in its title to its Oil and Gas Properties;

(b)                                 all engineering reports and other material related data provided by or on behalf of the Borrowers with respect to the Oil and Gas Properties of the Borrowers and the Guarantors are substantially accurate and fairly reflect the interests therein net of all royalties and other encumbrances and burdens affecting such Oil and Gas Properties;

(c)                                  each Borrower and Guarantor is in compliance in all respects with all applicable Environmental Laws except to the extent failure to be in compliance would not have a Material Adverse Effect;

(d)                                 none of the Borrowers or Guarantors is subject to any judicial, administrative, government, regulatory or arbitral proceeding alleging the violation of any applicable Environmental Law or that may lead to claims for clean-up costs, remedial work, reclamation, conservation, damage to natural resources or personal injury, or to the issuance of a stop-work order, suspension order, control order, prevention order or clean-up order, and none of their respective Oil and Gas Properties have been (or could reasonably be expected to be) declared to be a “contaminated site” or equivalent designation under an applicable Environmental Law which could have a Material Adverse Effect;

(e)                                  none of the Borrowers or Guarantors is, to its knowledge, the subject of any federal, provincial, local or foreign review, audit or investigation which may lead to a proceeding referred to in paragraph (d);

(f)                                    to its knowledge, no predecessor in title to any of the Oil and Gas Properties of any Borrower or Guarantor is the subject of any federal, provincial, local or foreign review, audit or investigation which may lead to a proceeding referred to in paragraph (d);

(g)                                 all environmental reports provided to the Agent and the Lenders are accurate and complete and do not fail to disclose any fact known to the Borrowers which, if disclosed, could have a Material Adverse Effect;

(h)                                 none of the Borrowers or Guarantors has filed any notice, nor is the filing of any notice pending, under any applicable Environmental Law indicating past or present Release of any Hazardous Materials into the environment, which Release could reasonably be expected to have a Material Adverse Effect; and

(i)                                     each Borrower or Guarantor, as the case may be, has obtained and continues to hold all approvals, permits, licenses, consents, certificates of qualification and other authorizations which are required under applicable Environmental Laws except to the extent that the failure to so hold such approvals, permits, licenses, consents, certificates or authorizations would not have a Material Adverse Effect.

8.4                               Survival of Representations and Warranties

Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Credit Documents, and the representations and warranties shall be deemed to be repeated as of the date of each Advance (but not including any deemed Advance) and as of the date of delivery of each Compliance Certificate, subject to modifications made by the Borrowers to the Lenders in writing and accepted by the Lenders.  Each Lender shall be deemed to have relied upon such representations and warranties at each such time as a condition of making an Advance hereunder or continuing to extend the Facility hereunder.

ARTICLE IX
COVENANTS

9.1                               General Covenants

Each Borrower covenants and agrees with the Agent and the Lenders that, unless the Agent acting on the instructions of the Majority Lenders (each to be acting reasonably) otherwise provides its prior written consent, it shall and shall cause each Guarantor, as applicable, to:

(a)                                  Maintain Existence:  subject to Section 9.4, maintain and preserve its existence, organization and status in each jurisdiction of organization and in each other Relevant Jurisdiction, and make all corporate and other filings and registrations necessary or advisable in connection therewith except to the extent failure to make such filings would not have a Material Adverse Effect;

(b)                                 Conduct Business:  carry on and continuously conduct its business in an efficient, diligent and businesslike manner;

(c)                                  Comply With Laws:  obtain, as and when required, and maintain in good standing all permits and approvals necessary to the ownership of its Property and to the conduct of its business in each Relevant Jurisdiction, and operate its business in substantial compliance with and comply with all Applicable Law (including Environmental Law), and material contracts which, if not obtained, maintained, operated in compliance with or complied with would reasonably be expected to have a Material Adverse Effect;

(d)                                 Pay Taxes:  duly file on a timely basis all Tax returns required to be filed by it, and duly and punctually pay all Taxes levied or assessed against it or its Property (except for those Taxes which are due but are being contested diligently in good faith by appropriate proceedings), except to the extent failure to do so would not have a Material Adverse Effect;

(e)                                  Provide Access:  upon reasonable notice, permit any representative of the Agent and the Lenders to discuss with its senior management its business, material Properties, financial condition and prospects;

(f)                                    Pay Indebtedness:  duly and punctually pay all Obligations owing to the Agent and the Lenders hereunder on the dates, times and places, and in the manner specified herein;

(g)                                 Use Advances:  use the proceeds of any Advance hereunder only for the purposes set out in Section 2.3;

(h)                                 Deliver Security:  execute and deliver to the Agent the Security required by Section 6.1, and upon any new Subsidiary becoming a Material Subsidiary, as and when required by Section 6.2;

(i)                                     Maintain Effectiveness of Security:  ensure that the Security granted by it to the Agent remains legal, valid, binding and enforceable, in accordance with its respective terms (subject to Applicable Law affecting the rights of creditors generally and rules of equity of general application);

(j)                                     Maintain Accounts:  maintain all operating accounts of each Guarantor with the Agent;

(k)                                  Co-Operate:  co-operate with the Agent so as to permit the Agent to:

(i)                                     forthwith register, file and record the Security (or notices, financing statements or other registrations, including amending registrations, in respect thereof) in accordance with the terms hereof in all proper offices where such registration, filing or recording may be necessary or advantageous to perfect or protect the Security Interests constituted by the Security; and

(ii)                                  maintain all such registrations in full force and effect;

(l)                                     Maintain Intercorporate Relations:  for so long as there remains any Obligations of the Borrowers owing to the Agent or any Lender under the Facility, ensure that each Borrower remains a Subsidiary of SE Trust, and that each other Guarantor remains a direct or indirect Subsidiary of SE Trust;

(m)                               Give Notice:  promptly give written notice to the Agent of:

(i)                                     any Default or Event of Default of which it becomes aware, using reasonable diligence,

(ii)                                  any material amendment to its method of financial reporting, together with full particulars thereof, the reasons therefore and effect thereof,

(iii)                               any damage to or destruction of any Property which might give rise to a claim for insurance monies in excess of $10,000,000,

(iv)                              any proposed change in its name, at least 20 days prior to any action being taken to effect such name change, and thereafter within 10 days provide certified copies of the certificate and supporting documents effecting such name change;

(v)                                 any proposed change in the location of its chief executive office from the province in which it is currently located, at least 20 days prior to any action being taken to effect such location change together with particulars of the new address;

(vi)                              any proposed change in any Responsible Officer of a Borrower, at least 20 days prior to the anticipated occurrence of such change (or forthwith in the case where such change will occur in less than 20 days of a Borrower having knowledge thereof);

(vii)                           any Environmental Liability occurring on or in relation to its Properties which would reasonably be expected to have a Material Adverse Effect, including the existence of any Hazardous Materials located on, above or below the surface of any land which it controls or contained in the soil or water constituting such land, and any Release of Hazardous Materials that has occurred on or from such land (except those Hazardous Materials being stored, used or otherwise handled in the ordinary course of business in substantial compliance with Applicable Law);

(viii)                        any litigation, arbitration or other proceeding commenced or threatened against or affecting it which would reasonably be expected to have a Material Adverse Effect;

(ix)                                any other change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of any Borrower or Guarantor that has or would reasonably be expected to have a Material Adverse Effect;

and from time to time provide the Agent with all reasonable information requested by the Agent concerning the status of any of the foregoing;

(n)                                 Trust Administrator: promptly give written notice to the Agent in connection with the proposed termination, cancellation or non-renewal of SEL as the authorized administrator of SE Trust, or of the SCT Trustee as the trustee of SC Trust; and

(o)                                 Provide Documents:  use reasonable efforts to provide the Agent from time to time with such other documents, security, opinions, consents, acknowledgments and agreements as are requested by the Agent or the Lenders and are reasonably necessary to implement this Agreement and the Security.

9.2                               Reporting Requirements

During the term of this Agreement, unless the Agent acting on the instructions of the Majority Lenders (each to be acting reasonably) otherwise provides its prior written consent, the Borrowers shall:

(a)                                  cause to be prepared and delivered to the Agent as soon as practicable, and in any event within 45 days of the end of each Fiscal Quarter (including the fourth quarter), the interim unaudited consolidated Financial Statements for SE Trust as at the end of each such Fiscal Quarter;

(b)                                 cause to be prepared and delivered to the Agent as soon as practicable, and in any event within 90 days after the end of each Fiscal Year, the annual audited consolidated Financial Statements for SE Trust, such Financial Statements to be prepared by a nationally or internationally recognized accounting firm and to be prepared in accordance with GAAP on a consolidated basis;

(c)                                  concurrently with the delivery of the Financial Statements referred to in (a) and (b) above, provide the Agent with a Compliance Certificate in the form of Schedule “B” attached hereto, together with all calculations referred to therein;

(d)                                 provide to the Agent an Independent Engineering Report as required pursuant to Section 2.4(a) together with the certificate of a Responsible Officer of each Borrower as required pursuant to Section 2.4(b), or the summary report required pursuant to Section 2.4(d), as and when required by this Agreement;

(e)                                  no later than 45 days prior to the end of each Fiscal Year, provide the Agent with an annual business plan for the next Fiscal Year, including at a minimum its balance sheet, income statement, cash flow statement, Capital Expenditure (including Capital Lease) schedule, tax liabilities, Financial Covenant calculations and major assumptions utilized for the purposes thereof; and

(f)                                    promptly provide the Agent with such other information from time to time as the Agent may reasonably request respecting any Borrower or Guarantor.

9.3                               Property

Each Borrower covenants and agrees with the Agent and the Lenders that, unless the Agent acting on the instructions of the Majority Lenders (each to be acting reasonably) otherwise provides its prior written consent, it shall and shall cause each Guarantor to:

(a)                                  defend its Property against any Person claiming or attempting to claim the same, or asserting any interest adverse to its interests therein, and keep at an appropriate office accurate and complete records of its Property;

(b)                                 subject to normal safety precautions of the operators of same, upon reasonable notice, permit any representatives of the Agent to visit and inspect its Property during ordinary business hours, and furnish the Agent with any information thereon reasonably requested by the Agent from time to time as may be available to it;

(c)                                  maintain, protect and preserve its Property which it operates in accordance with good business practice and take reasonable steps to cause the operator(s) of its Property which it does not operate to do likewise, except to the extent that any failure to do so would not reasonably be expected to have a Material Adverse Effect;

(d)                                 comply in all material respects with Applicable Law, except to the extent that any failure to comply would not reasonably be expected to have a Material Adverse Effect;

(e)                                  where the Agent reasonably believes that any Borrower or Guarantor is in material breach of any Environmental Law and that the result of such breach would have a Material Adverse Effect, permit, or if it is not the operator seek the permission of the operator to permit, properly qualified representatives of any Borrower, Guarantor or the Agent (at the option of the Agent) to conduct tests, inspections and appraisals of or on the subject Property, including environmental audits and soil tests, and to remove soil and other samples from the subject

Property from time to time to determine whether there is a breach of Environmental Law which would have a Material Adverse Effect, provided that the results of any such tests shall also be delivered to the Borrowers, and the Borrowers shall be responsible for the costs thereof;

(f)                                    pay or cause to be paid all material rents, royalties and other obligations to pay money validly imposed upon it, or upon its Property or any part thereof, as and when the same become due and payable or provide adequate reserves (in accordance with GAAP) for payment of any such obligations, the payment of which is being contested in good faith by appropriate proceedings, except in each case to the extent that any failure to do so would not reasonably be expected to have a Material Adverse Effect; and

(g)                                 maintain insurance on all its Property with financially sound and reputable insurance companies or associations including all-risk property insurance, comprehensive general liability insurance and business interruption insurance, in amounts and against risks that are determined to be appropriate by the Borrowers acting prudently, except to the extent that any failure to do so would not reasonably be expected to have a Material Adverse Effect, and furnish to the Agent, upon written request but in any event annually, satisfactory evidence of the insurance carried.

9.4                               Negative Corporate Covenants

So long as any Obligations remain outstanding or any Commitment remains in effect, without the prior written consent of all of the Lenders (each to be acting reasonably), each Borrower shall not and shall not permit any Guarantor to:

(a)                                  (i)            merge, amalgamate or consolidate with any other Person or Persons other than a Borrower or Guarantor, or

(ii)                                  enter into any corporate reorganization or other transaction intended to effect a consolidation, amalgamation or merger, or

(iii)                               become party to any transaction whereby directly or indirectly all or any substantial part of its Property would become the property of any other Person other than a Borrower or Guarantor, whether by way of reorganization, dissolution, winding-up, liquidation, amalgamation, arrangement, transfer, lease or otherwise, if there would be an adverse impact on the perfection or priority of the Security; or

(b)                                 change in any material respect the nature of its business or operations, or engage directly or indirectly in any material business activity or purchase or otherwise acquire any material property, in either case, that would reasonably be expected to have a Material Adverse Effect.

9.5                               Restrictions on Additional Debt, Guarantees, Security and Swaps

So long as any Obligations remain outstanding or any Commitment remains in effect, without the prior written consent of the Agent upon the instructions of the Majority Lenders (each to be acting reasonably), each Borrower shall not and shall not permit any Guarantor to:

(a)                                  create, incur, assume or permit to exist any Debt, other than Debt secured by Permitted Encumbrances and Permitted Indebtedness;

(b)                                 provide any Guarantee, loans or other financial assistance to any Person other than to the Agent and the Lenders;

(c)                                  create, assume, suffer to exist or otherwise have outstanding any Security Interest on any Property except for Permitted Encumbrances; or

(d)                                 enter into or otherwise become a party to or obligated under any Swap or other similar agreement ordinarily used for the purpose of hedging currency risk, interest rate risk or commodity risk, unless such Swap or other agreement is entered into by a Borrower in the ordinary course of business and for the purpose of managing any such risk and not for speculative purposes (determined, where relevant, by reference to GAAP).  Without limiting the foregoing, a Borrower shall not, without the consent of the Majority Lenders, enter into:

(i)                                     any Commodity Swap which has a period of hedge of more than three (3) years, which when taken together with all other Commodity Swaps applicable for such period are, in the aggregate, in respect of more than sixty percent (60%) of the Petroleum Substances to be produced by the Borrowers and the Guarantors, as forecasted by the Borrowers in their most recent reasonable financial forecast; or

(ii)                                  any Currency Swap having a term greater than three years and covering more than fifty percent (50%) of foreign revenues, as forecasted by the Borrowers in their most recent reasonable financial forecast; or

(iii)                               any Interest Swap having a term greater than three years or covering more than fifty percent (50%) of the Debt of the Borrowers and the Guarantors;

provided, for greater certainty, that no prior consent of the Agent will be required for any such Swap which is an Eligible Swap.

9.6                               Restrictions on Acquisitions

Without the prior written consent of the Agent upon the instructions of the Majority Lenders (each to be acting reasonably), each Borrower shall not and shall not permit any Guarantor, as applicable, to incur any expenditures for acquisitions of or investments in persons which are not Guarantors in excess of $10,000,000 per annum, in aggregate.

9.7                               Restrictions on Distributions

Without the prior written consent of the Agent upon the instructions of the Majority Lenders (each to be acting reasonably), neither Borrower shall declare, pay or make, or permit any Guarantor to declare, pay or make, any Distribution other than Distributions made directly or indirectly by a Borrower to SE Trust or any other Guarantor, or by any other Guarantor to SE Trust, or as otherwise permitted pursuant to the Subordination Agreement; provided that, notwithstanding the foregoing, (i) Distributions shall at no time exceed the Borrowers’ free Cash Flow, on a consolidated basis, after considering ongoing capital expenditure requirements and reserves, (ii) Distributions shall not be declared, paid or made after the occurrence of a Default or an Event of Default that is continuing or if the making or giving effect to any such Distribution would result in a Default or an Event of Default, and (iii) Distributions shall not be declared, paid or made during the continuance of a Borrowing Base Shortfall, until cured.

9.8                               Restrictions on Property Dispositions

Without the prior written consent of the Agent upon the instructions of the Majority Lenders (each to be acting reasonably), each Borrower shall not and shall not permit any Guarantor to effect a proposed sale, transfer or other disposition of any Property, other than Permitted Dispositions, and other than by way of security, unless the net proceeds of disposition thereof are used to repay the Obligations.

The particulars of all dispositions, including the nature of the Property disposed of, the value attributed thereto, and the running aggregate fair market value of all dispositions made in the current Fiscal Year, and the particulars of all reinvestments by the Borrowers for the past Fiscal Quarter, shall be certified by the Borrowers in each Compliance Certificate.

ARTICLE X
DEFAULT

10.1                        Events of Default

The occurrence of any one or more of the following events, after the expiry of any applicable cure period set out below, shall constitute an “Event of Default” under this Agreement:

(a)                                  the Borrowers fail to pay any amount of principal when the same becomes due and payable hereunder, whether at maturity or otherwise (including, for greater certainty, any failure to eliminate a Borrowing Base Shortfall during the BBS Cure Period), or fail to pay any amount of interest or fees within three (3) Business Days, or any other amount not specifically referred to herein within ten (10) Business Days, after the same becomes due and payable hereunder; or

(b)                                 any Borrower or Guarantor fails to observe or perform any covenant or obligation contained herein or in any other Credit Document in any material respect (not otherwise specifically dealt with in this Section 10.1) and such breach or omission shall continue unremedied for more than thirty (30) days after such Borrower or Guarantor receiving notice from the Agent of such breach or omission; or

(c)                                  any representation, warranty or statement made by any Borrower or Guarantor to the Lenders and the Agent (or any of them) under any of the Credit Documents was incorrect in any material respect when made or deemed to have been made and (i) the incorrect representation, warranty or statement is not capable of being remedied by such Borrower or Guarantor, or (ii) if the matter is capable of being remedied by such Borrower or Guarantor, the same shall continue unremedied for more than thirty (30) days after such Borrower or Guarantor receiving written notice from the Agent of such incorrect or misleading representation, warranty or statement; or

(d)                                 any event or circumstance (including non-payment) shall occur under any agreement or instrument relating to Funded Debt of any Borrower or Guarantor which would permit a Person to declare (whether immediately or with lapse of time or both) an amount in excess of $20,000,000 or the Equivalent Amount in other currencies to become due prior to the stipulated date for repayment thereof or maturity (or in the case of Debt payable on demand whether or not under a Guarantee, if any such demand is made), and such circumstance shall continue unremedied for more than thirty (30) days (provided that such grace period shall cease to apply if a demand has been made and any applicable grace period has expired or if the default is not being contested in good faith by such Borrower or Guarantor in appropriate proceedings); or

(e)                                  any Borrower or Guarantor shall:

(i)                                     become insolvent, or generally not pay its debts or meet its liabilities as the same become due, or suspends or threatens to suspend the conduct of its business, or admit in writing its inability to pay its debts generally, or declare any general moratorium on payment of its Indebtedness or interest thereon, or propose a compromise or arrangement between it and any of its creditors;

(ii)                                  make an assignment of its Property for the general benefit of its creditors, whether or not under the Bankruptcy and Insolvency Act (Canada), or make a proposal (or file a notice of its intention to do so), whether or not under such Act;

(iii)                               institute any proceeding seeking to adjudicate it an insolvent, or seeking compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any other statute, rule or regulation relating to bankruptcy, winding-up, insolvency,  administration, plans of arrangement, relief or protection of debtors (including the Insolvency Legislation);

(iv)                              apply for the appointment of, or the taking of possession by, a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its Property; or

(v)                                 take any overt action to approve, consent to or authorize any of the actions described in this paragraph (e) or in paragraph (f) below; or

(f)                                    if any petition shall be filed, application be made or other proceeding be instituted by a third party against or in respect of any Borrower or Guarantor:

(i)                                     seeking to adjudicate it an insolvent, or a declaration that an act of bankruptcy has occurred;

(ii)                                  seeking a receiving order against it, including under the Bankruptcy and Insolvency Act (Canada);

(iii)                               seeking liquidation, dissolution, winding-up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, winding-up, insolvency, administration, plans of arrangement, relief or protection of debtors (including the Insolvency Legislation); or

(iv)                              seeking the entry of an order for relief or the appointment of a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its Property, and such petition, application or proceeding shall continue undismissed, or unstayed and in effect, for a period of thirty (30) days after the institution thereof, provided that if an order, decree or judgment which is not stayed has been granted (whether or not entered or subject to appeal) against such Borrower or Guarantor thereunder in the interim, such grace period shall cease to apply; or

(g)                                 if Property of any Borrower or Guarantor having a fair market value in excess of $20,000,000 shall be seized (including by way of execution, attachment, garnishment or distraint) or any Security Interest thereon shall be enforced, or such Property shall become subject to any receivership, or any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of $20,000,000 shall exist in respect of any Borrower or Guarantor or such Property, or any receiver, sheriff, civil enforcement agent or other Person shall become lawfully entitled to seize or distrain upon any such Property under the Civil Enforcement Act (Alberta), the Workers’ Compensation Act (Alberta), the Personal Property Security Act (Alberta) or any other Applicable Law of any jurisdiction whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, receivership, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than thirty (30) days; or

(h)                                 if one or more judgments for the payment of money in the aggregate in excess of $20,000,000 (or the Equivalent Amount in other currencies) from time to time, and not substantially covered by insurance, shall be rendered by a court of competent jurisdiction against any Borrower or Guarantor and such party shall not have (i) provided for its discharge in accordance with its terms within thirty (30) days from the date of entry thereof, or (ii) procured a stay of execution thereof within thirty (30) days from the date of entry thereof and within such period, or such longer period during which execution of such judgment shall have been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal; or

(i)                                     any Borrower or Guarantor denies, to any material extent, its obligations under the Credit Documents or claims any of the Credit Documents to be invalid or withdrawn in whole or in part; or any of the Credit Documents or any material provision becomes unlawful or is changed by virtue of legislation or by a court, statutory board or commission; or

(j)                                     if there occurs a Change of Control in respect of SE Trust or any Borrower, and the Lenders have not consented to such Change of Control.  In this Section 10.1, “Change of Control” means any Person or group of Persons acting jointly or in concert, acquiring, directly or indirectly (other than by way of security for a bona fide debt), Trust Units of SE Trust or SC Trust, or Shares of SEL, to which are attached more than 50% of the votes that may be cast to elect the directors of SEL.

10.2                        Acceleration, Demand and Termination of Rights

Upon the occurrence of an Insolvency Default, the Obligations shall become immediately due and payable without the necessity of any demand upon or notice to the Borrowers by the Agent.  Upon the occurrence and during the continuance of any Event of Default other than an Insolvency Default, the Agent may by written notice to the Borrowers declare the Obligations to be immediately due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrowers.  The Lenders shall not be obliged to make any further Advances (including honouring any cheques which are presented for payment) from and after the earliest to occur of the following: (i) delivery by the Agent to the Borrowers of an Acceleration Notice, or (ii) the occurrence of an Insolvency Default.

10.3                        Payment of Bankers’ Acceptances and Letters of Credit

Immediately upon the occurrence of an Insolvency Default or the making of a declaration by the Agent under Section 10.2, the Borrowers shall, without necessity of further act or evidence, be and become thereby unconditionally obligated to provide forthwith to the Agent, for the Lenders’ benefit, Cash Collateral equal to the full principal amount at maturity of all Bankers’ Acceptances, Notional Bankers’ Acceptances and Letters of Credit then outstanding and issued by each Lender, and the Borrowers hereby unconditionally promise and agree to deposit with the Agent, immediately upon such demand, Cash Collateral in the amount so demanded. Each Borrower authorizes the Agent to debit its account with the amount required to pay such Bankers’ Acceptances, and the amount required to pay any drawings under Letters of Credit, notwithstanding that such Bankers’ Acceptances and Notional Bankers’ Acceptances may be held by a Lender in its own right at maturity. Amounts paid to the Agent pursuant to such a demand in respect of Bankers’ Acceptances or Notional Bankers’ Acceptances shall be applied against, and in respect of a demand by the Agent shall reduce, pro rata among the BA Lenders and the Non BA Lenders, the obligation of the Borrowers to pay amounts then or thereafter payable under such Bankers’ Acceptances or Notional Bankers’ Acceptances accepted or issued under the Facility at the times amounts become payable under or in respect thereof, as the case may be.

10.4                        Remedies

Upon the occurrence of an Insolvency Default or the making of a declaration contemplated by Section 10.2, the Security shall become immediately enforceable and the Lenders may direct the Agent to take such action or proceedings as the Lenders in their sole discretion deem expedient to enforce the same (such direction is herein referred to as an “Enforcement Notice”), all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Borrowers.

10.5                        Waivers

Subject to Section 11.1, the Majority Lenders may from time to time waive a Default or an Event of Default, absolutely or for a limited time and subject to such terms and conditions as such Majority Lenders may specify. No such waiver shall be construed to extend to the occurrence of any other Default or Event of Default.  Any such waiver may be given prospectively or retrospectively.  No failure of the Agent or the Lenders to exercise, or delay by the Agent or the Lenders in exercising, any of its rights or remedies shall be construed as a waiver of any Default or Event of Default.

10.6                        Saving

None of the Lenders or the Agent shall be under any obligation to the Borrowers or any other Person to realize any collateral or enforce the Security or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of.  None of the Lenders or the Agent shall be responsible or liable to the Borrowers or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the collateral or any part thereof or the failure to allow any of the collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Lenders or the Agent will be responsible or liable for any loss or damage arising from the wilful misconduct or gross negligence of the Lenders or the Agent.

10.7                        Perform Obligations

If an Event of Default has occurred and is continuing and if any Borrower or Guarantor has failed to perform any of its covenants or agreements in the Credit Documents, the Lenders and/or the Agent may, on notice to the Borrowers or such Guarantor, but shall be under no obligation to perform, any such covenants or agreements in any manner deemed fit by the Lenders without thereby waiving any rights to enforce the Credit Documents.  The reasonable expenses (including any legal costs) paid by the Lenders and/or the Agent in respect of the foregoing shall be added to and become part of the Obligations and shall be secured by the Security.

10.8                        Third Parties

No Person dealing with a Lender, the Agent or any agent or representative of a Lender shall be concerned to inquire whether the Security has become enforceable, or whether the powers which such Lender or the Agent is purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.

10.9                        Remedies Cumulative

The rights and remedies of the Lenders under the Credit Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law.  Any single or partial exercise by the Lenders of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Lenders may be lawfully entitled for the same default or breach.  Any waiver by the Lenders of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Lenders shall be deemed not to be a waiver of any subsequent default.

10.10                 Notices of Events of Default

Each Lender agrees to promptly notify the Agent and the other Lenders, upon it having actual notice or knowledge thereof, of the occurrence of any Event of Default.

ARTICLE XI
THE AGENT AND THE LENDERS

11.1                        Decision-Making

(a)                                  Any amendment to this Agreement relating to the following matters shall be effective only if agreed between the Borrowers and the Lenders acting unanimously:

(i)                                     interest rates and fees in respect of the Facility;

(ii)                                  the Total Commitment;

(iii)                               any extension of the Stated Term Date and the Facility Maturity Date, other than as contemplated hereby in Section 4.1;

(iv)                              the scheduled dates or the scheduled amounts for repayments hereunder;

(v)                                 any change to the definition of “Majority Lenders” or the definition of “Required Lenders”;

(vi)                              any provision herein relating to the Security, except to the extent provided in Section 11.1(c) below; and

(vii)                           this Section 11.1.

(b)                                 Except for the matters described in Section 11.1(a) above, any amendment to this Agreement shall be effective if made between the Borrowers and the Majority Lenders, and for greater certainty any such amendment which is agreed to by the Majority Lenders shall be final and binding upon all Lenders.

(c)                                  The Agent may from time to time without notice to or the consent of the Lenders execute and deliver partial releases of the Security in respect of any item of collateral (whether or not the proceeds of sale thereof are received by the Agent) which any Borrower or Guarantor is permitted to dispose of without obtaining the prior written consent of the Majority Lenders; and in releasing any such security the Agent may rely upon and assume the correctness of all information contained in any certificate or document provided by any such Borrower or Guarantor, without further enquiry. Otherwise, any release or discharge in respect of the Security or any portion thereof shall require the written consent of the Lenders acting unanimously.

(d)                                 Except for the matters which require the unanimous consent of the Lenders as set out above, any action to be taken or decision to be made by the Lenders pursuant to this Agreement (specifically including for greater certainty the issuance of written notice to the Borrowers of the occurrence of a Default or Event of Default, the issuance of a demand for payment of the Obligations, the provision of any waiver in respect of a breach of any covenant or the issuance of any consent which may be required under Article 9) shall be effective if approved by the Majority Lenders; and any such decision or action shall be final and binding upon all the Lenders.

(e)                                  Any action to be taken or decision to be made by the Lenders pursuant to this Agreement which is required to be unanimous shall be made at a meeting of the Lenders called by the Agent pursuant to Section 11.6(k) or by a written instrument executed by all of the Lenders. Any action to be taken or decision to be made by the Lenders pursuant to this Agreement which is required to be made by the Majority Lenders shall be made at a meeting of the Lenders called by the Agent pursuant to Section 11.6(k) or by a written instrument executed by the Majority Lenders.  Any such instrument may be executed by fax and in counterparts.

11.2                        Security

(a)                                  Except to the extent provided in Section 11.2(b), the Security shall be granted in favour of and held by the Agent for and on behalf of the Lenders in accordance with the provisions of this Agreement. The Agent shall, in accordance with its usual practices in effect from time to time, take all steps required to perfect and maintain the Security, including: taking possession of the certificates representing the securities required to be pledged hereunder; filing renewals and change notices in respect of such Security; and ensuring that the name of the Agent is noted as loss payee or mortgagee on all property insurance policies covering the collateral. If the Agent becomes aware of any matter concerning the Security which it considers to be material, it shall promptly inform the Lenders.  The Agent shall comply with all instructions provided by the Lenders in connection with the enforcement or release of the Security which it holds.  The Agent agrees to permit each Lender to review and make photocopies of the original documents comprising the Security from time to time upon reasonable notice.

(b)                                 If any Borrower or Guarantor has provided security in favour of any Lender directly (such as but not limited to security under the Bank Act (Canada)), except for Permitted PMSls, such Lender agrees to pay to the Agent all amounts received by it in connection with the enforcement of such security, and all such amounts shall be deemed to constitute Proceeds of Realization and shall be dealt with as provided in Section 11.3.

11.3                        Application of Proceeds of Realization

Notwithstanding any other provision of this Agreement, the Proceeds of Realization of the Security or any portion thereof shall be distributed in the following order:

(a)                                  firstly, in payment of all costs and expenses as contemplated by paragraph 9(a) of the CBA Model Provisions incurred by the Agent and the Lenders in connection with such realization, including legal, accounting and receivers’ fees and disbursements;

(b)                                 secondly, against the Obligations, each Lender being entitled to receive its Proportionate Share thereof; and

(c)                                  thirdly, if all Obligations listed above have been paid and satisfied in full, any surplus Proceeds of Realization shall be paid in accordance with Applicable Law.

11.4                        Payments by Agent

(a)                                  The following provisions shall apply to all payments made by the Agent to the Lenders hereunder:

(i)                                     the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrowers;

(ii)                                  if the Agent receives a payment of principal, interest, fees or other amount owing by the Borrowers under the Facility which is less than the full amount of any such payment due, the Agent shall distribute such amount received among the Lenders under the Facility in each Lender’s Proportionate Share thereof;

(iii)                               if the Agent receives payments in respect of principal, interest, fees or other amounts owing by the Borrowers under the Syndicate Tranche and the Working Capital Tranche which are due on the same day, and if the amounts received are insufficient to satisfy all payments required under such Tranches on such day, the Agent shall distribute such amounts received among the Lenders under such Tranches in each Lender’s Proportionate Share of such Tranches;

(iv)                              if any Lender has advanced more or less than its Proportionate Share of its Commitment under the Facility, such Lender’s entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(v)                                 if a Lender’s Proportionate Share of an Advance under the Facility has been advanced for less than the full period to which any payment by a Borrower relates, such Lender’s entitlement to receive a portion of any payment of interest or fees shall be reduced in proportion to the length of time such Lender’s Proportionate Share has actually been outstanding (unless such Lender has paid all interest required to have been paid by it to the Agent pursuant to the CBA Model Provisions);

(vi)                              the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall be deemed to be prima facie correct;

(vii)                           upon request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein;

(viii)                        all payments by the Agent to a Lender hereunder shall be made to such Lender at its address previously notified to the Agent unless notice to the contrary is received by the Agent from such Lender; and

(ix)                                if the Agent has received a payment from the Borrowers on a Business Day (not later than the time required for the receipt of such payment as set out in this Agreement) and fails to remit such payment to any Lender entitled to receive its Proportionate Share of such payment on such Business Day, the Agent agrees to pay interest on such late payment at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation.

(b)                                 Each Borrower hereby irrevocably authorizes the Agent to debit any account maintained by it with the Agent in order to make payments to the Lenders as contemplated herein, if the Borrower has not paid such amount within one (1) Business Day after receipt from the Agent of a written request for such payment.

(c)                                  The Agent may in its discretion from time to time make adjustments in respect of any Lender’s share of a Drawdown, Conversion, Rollover or repayment under the Facility in order that the Outstanding Principal due to such Lender under the Facility shall be approximately in accordance with such Lender’s Proportionate Share of the Facility.

11.5                        Protection of Agent

(a)                                  Unless the Agent has actual knowledge or actual notice to the contrary, it may assume that each Lender’s address as provided to the Agent is correct, unless and until it has received from such Lender a notice designating a different address.

(b)                                 The Agent may engage and pay for the advice or services of any lawyers, accountants or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained (and to the extent that such costs are not recovered from the Borrowers pursuant to this Agreement, each Lender agrees to reimburse the Agent in such Lender’s Proportionate Share of such costs).  The Agent will endeavour to provide prior notice of such action to the Lenders unless it is not practicable to do so, in which case the Agent will provide notice of such action to the Lenders as soon as reasonably possible after the fact.

(c)                                  Unless the Agent has actual knowledge or actual notice to the contrary, it may rely as to matters of fact which might reasonably be expected to be within the knowledge of any Borrower or Guarantor upon a statement contained in any Credit Document.

(d)                                 Unless the Agent has actual knowledge or actual notice to the contrary, it may rely upon any communication or document believed by it to be genuine.

(e)                                  The Agent may refrain from exercising any right, power or discretion vested in it under this Agreement unless and until instructed by the Majority Lenders as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised (provided that such instructions shall be required to be provided by all of the Lenders in respect of any matter for which the unanimous consent of the Lenders is required as set out herein).

(f)                                    The Agent may refrain from exercising any right, power or discretion vested in it which would or might in its opinion in its sole discretion be contrary to any law of any jurisdiction or any directive or otherwise render it liable to any Person, and may do anything which is in its opinion in its sole discretion necessary to comply with any such law or directive.

(g)                                 The Agent may delegate to such other Person, such duties and responsibilities of the Agent hereunder as it shall determine to be appropriate in respect of dealings with or relating to the Borrowers or any other Person.

(h)                                 The Agent may refrain from acting in accordance with any instructions of the Majority Lenders to begin any legal action or proceeding arising out of or in connection with this Agreement or take any steps to enforce or realize upon any Security, until it shall have received such security as it may reasonably require (whether by way of payment in advance or otherwise) against all costs, claims, expenses (including legal fees) and liabilities which it will or may expend or incur in complying with such instructions.

(i)                                     The Agent shall not be bound to disclose to any Person any information relating to the Borrowers or any Guarantor if such disclosure would or might in its opinion in its sole discretion constitute a breach of any law or regulation or be otherwise actionable at the suit of any Person.

(j)                                     The Agent shall not accept any responsibility for the accuracy and/or completeness of any information supplied in connection herewith or for the legality, validity, effectiveness, adequacy or enforceability of any Credit Document and shall not be under any liability to any Lender as a result of taking or omitting to take any action in relation to any Credit Document except in the case of the Agent’s negligence or wilful misconduct.

11.6                        Duties of Agent

The Agent shall:

(a)                                  hold and maintain the Security to the extent provided in Section 11.2(a);

(b)                                 provide to each Lender copies of all financial information received from the Borrowers and the Guarantors promptly after receipt thereof, and copies of any Drawdown Notices, Conversion Notices, Rollover Notices, Repayment Notices and other notices received by the Agent from the Borrowers upon request by any Lender;

(c)                                  promptly advise each Lender of Advances required to be made by it hereunder and disburse all repayments to the Lenders hereunder in accordance with the terms of this Agreement;

(d)                                 promptly notify each Lender of the occurrence of any Default or Event of Default of which the Agent has actual knowledge or actual notice;

(e)                                  at the time of engaging any agent, receiver, receiver-manager, consultant, monitor or other party in connection with the Security or the enforcement thereof, obtain the agreement of such party to comply with the applicable terms of this Agreement in carrying out any such enforcement activities and dealing with any Proceeds of Realization;

(f)                                    account for any monies received by it in connection with this Agreement, the Security and any other agreement delivered in connection herewith or therewith;

(g)                                 each time the Borrowers request the written consent of the Lenders in connection with any matter, use its best efforts to obtain and communicate to the Borrowers the response of the

Lenders in a reasonably prompt and timely manner having due regard to the nature and circumstances of the request;

(h)                                 give written notice to the Borrowers in respect of any other matter in respect of which notice is required in accordance with or pursuant to this Agreement, promptly or promptly after receiving the consent of the Lenders, if required under the terms of this Agreement;

(i)                                     except as otherwise provided in this Agreement, act in accordance with any instructions given to it by the Majority Lenders;

(j)                                     if so instructed by the Majority Lenders, refrain from exercising any right, power or discretion vested in it under this Agreement or any document incidental thereto; and

(k)                                  call a meeting of the Lenders at any time not earlier than five (5) days and not later than thirty (30) days after receipt of a written request for a meeting provided by any Lender.

11.7                        Lenders’ Obligations Several; No Partnership

The obligations of each Lender under this Agreement are several.  The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders of any of their respective obligations hereunder. No Lender shall be responsible for the obligations of any other Lender hereunder. Neither the entering into of this Agreement nor the completion of any transactions contemplated herein shall constitute the Lenders a partnership.

11.8                        Sharing of Information

The Agent and the Lenders may share among themselves any information they may have from time to time concerning the Borrowers and the Guarantors whether or not such information is confidential; but shall have no obligation to do so (except for any obligations of the Agent to provide information to the extent required in this Agreement).

11.9                        Acknowledgement by Borrowers

Each Borrower hereby acknowledges notice of the provisions of this Article XI and agrees to be bound hereby to the extent of its obligations hereunder, and further agrees not to make any payments, take any action or omit to take any action which would result in the non-compliance by the Agent or any Lender with its obligations hereunder.

11.10                 Amendments to Article XI

Except in respect of Section 11.1 and as otherwise specifically provided herein, the Agent and the Lenders may amend any provision in this Article XI without prior notice to or the consent of the Borrowers, and the Agent shall provide a copy of any such amendment to the Borrowers reasonably promptly thereafter; provided however if any such amendment would materially adversely affect any rights, entitlements, obligations or liabilities of the Borrowers, such amendment shall not be effective until the Borrowers provide their written consent thereto, such consent not to be unreasonably withheld or arbitrarily delayed.

11.11                 Deliveries

As between the Borrowers on the one hand and the Agent and the Lenders on the other hand:

(a)                                  all statements, certificates, consents and other documents which the Agent purports to deliver to the Borrowers on behalf of the Lenders shall be binding on each of the Lenders, and the

Borrowers shall not be required to ascertain or confirm the authority of the Agent in delivering such documents;

(b)                                 all certificates, statements, notices and other documents which are delivered by the Borrowers to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders; and

(c)                                  all payments which are delivered by the Borrowers to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders.

11.12                 Agency Fee

The Borrowers hereby agree to pay to the Agent an annual agency fee in such amount as may be agreed in writing from time to time between the Borrowers and the Agent, payable in advance on the date of this Agreement and annually on each anniversary date thereafter during the term of this Agreement.

ARTICLE XII
CBA MODEL PROVISIONS

12.1                        CBA Model Provisions Incorporated by Reference

The CBA Model Provisions (except for the footnotes contained therein) form part of this Agreement and are incorporated herein by reference, subject to the following variations:

(a)                                  Each term set out below which is used as a defined term in the CBA Model Provisions shall be deemed to have been replaced as set out below, and for greater certainty, such replacement term shall have the meaning ascribed thereto in Section 1.1 of this Agreement:

“Administrative Agent” shall be replaced by “Agent”;

“Applicable Percentage” shall be replaced by “Proportionate Share”;

“Base Rate Loan” shall be replaced by “US Base Rate Advance”;

“Issuing Bank” shall mean the Agent acting in such capacity;

“LIBO Rate” shall be replaced by “LIBOR Rate”;

“LIBO Rate Loan” shall be replaced by “LIBOR Advance”;

“Loan” shall be replaced by “Advance”;

“Loan Documents” shall be replaced by “Credit Documents”;

“Obligors” shall be replaced by “Borrowers and the Guarantors”;

“Permitted Lien” shall be replaced by “Permitted Encumbrances”;

“Provisions” shall be replaced by “CBA Model Provisions”; and

“Required Lenders” shall be replaced by “Majority Lenders”.

(b)                                 Paragraphs 3.2(f) and 5(iii)(y) of the CBA Model Provisions are hereby deleted and of no force or effect.

(c)                                  The parties hereto acknowledge and agree that:

(i)                                     the consultation rights of the Borrowers referred to in Paragraph 7.7(1) of the CBA Model Provisions shall be deemed to exist only if no Default or Event of Default hereunder has occurred and is continuing, and shall be exercised by the Borrowers, acting reasonably,

(ii)                                  the indemnity contained in Paragraph 9(b)(iii) of the CBA Model Provisions is in addition to and not in substitution for the indemnities contained elsewhere in this Agreement,

(iii)                               notwithstanding Paragraph 7.3(l) of the CBA Model Provisions and footnote 6, the Agent shall take such steps as are necessary to perfect and maintain perfection of the Security in accordance with Section 11.2 of this Agreement, and

(iv)                              the processing and recording fee payable to the Agent pursuant to Paragraph 10(b)(vi) shall be deemed to be $3,500 per each such assignment.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

13.1                        Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any relevant jurisdiction shall not invalidate or impair the remaining provisions hereof which shall be deemed severable from such prohibited or unenforceable provision and any such prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  Should this Agreement fail to provide for any relevant matter, the validity, legality or enforceability of this Agreement shall not hereby be affected.

13.2                        Amendment, Supplement or Waiver

No amendment, supplement or waiver of any provision of the Credit Documents, nor any consent to any departure by the Borrowers therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Lenders and the Borrowers and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.  No waiver or act or omission of the Lenders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or breach by the Borrowers of any provision of the Credit Documents or the rights resulting therefrom.

13.3                        Governing Law; This Agreement to Govern

This Agreement shall be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.  In the event of any conflict between the terms of this Agreement and the terms of any other Credit Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict.

13.4                        Expenses and Indemnity

All statements, reports, certificates, opinions, appraisals and other documents or information required to be furnished to the Agent and the Lenders by the Borrowers under this Agreement shall be supplied without cost to the Agent and the Lenders.  The Borrowers shall pay all reasonable costs and expenses of the Agent and the Lenders, and indemnify the Agent and the Lenders, as required by Paragraph 9 of the CBA Model Provisions.  Such costs and expenses, and indemnities, shall be payable whether or not an Advance is made under this Agreement.

The provisions of this Section 13.4 shall survive the termination of this Agreement and repayment of the Obligations.

13.5                        Interest on Miscellaneous Amounts

If the Borrowers fail to pay any amount payable hereunder (other than principal, interest thereon or interest upon interest which is payable as otherwise provided in this Agreement) on the due date, the Borrowers shall, on demand, pay interest on such overdue amount to each Lender from and including such due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at a rate of interest per annum equal to the Prime Rate compounded monthly.

13.6                        Address for Notice

Notice to be given under the Credit Documents to the Borrowers or the Agent shall, except as otherwise specifically provided, be in writing addressed to the party for whom it is intended and, unless the law deems a particular notice to be received earlier, a notice shall not be deemed received until actual receipt by the other party of an original of such notice or a facsimile thereof if sent by facsimile transmission.  For the purposes hereof, (i) notice shall be given to the Borrowers care of SEL at Suite 3900, 205 – 5th Avenue S.W., Calgary, Alberta T2P 2V7, Fax No: (403) 693-0070, Attention: President, and (ii) notice shall be given to the Agent at Bank of Montreal, Global Distribution, After Sales, 19th Floor, First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1A1, Fax No: (416) 867-5718, Attention:  Manager, with a copy to Bank of Montreal, Investment and Corporate Banking, Suite 2200, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1, Fax No: (403) 515-3650, Attention: Director; or in each case at such other mailing or facsimile address as each party from to time may notify the others as aforesaid.

13.7                        Time of the Essence

Time shall be of the essence in this Agreement.

13.8                        Further Assurances

The Borrowers shall, at the request of a Lender, do all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of such Lender, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Credit Documents.

13.9                        Term of Agreement

Except as otherwise provided herein, this Agreement shall remain in full force and effect until the payment and performance in full of all of the Obligations and the termination of this Agreement.

13.10                 Payments on Business Day

Whenever any payment or performance under the Credit Documents would otherwise be due on a day other than a Business Day, such payment shall be made on the following Business Day.

76

13.4                        Expenses and Indemnity

All statements, reports, certificates, opinions, appraisals and other documents or information required to be furnished to the Agent and the Lenders by the Borrowers under this Agreement shall be supplied without cost to the Agent and the Lenders.  The Borrowers shall pay all reasonable costs and expenses of the Agent and the Lenders, and indemnify the Agent and the Lenders, as required by Paragraph 9 of the CBA Model Provisions.  Such costs and expenses, and indemnities, shall be payable whether or not an Advance is made under this Agreement.

The provisions of this Section 13.4 shall survive the termination of this Agreement and repayment of the Obligations.

13.5                        Interest on Miscellaneous Amounts

If the Borrowers fail to pay any amount payable hereunder (other than principal, interest thereon or interest upon interest which is payable as otherwise provided in this Agreement) on the due date, the Borrowers shall, on demand, pay interest on such overdue amount to each Lender from and including such due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at a rate of interest per annum equal to the Prime Rate compounded monthly.

13.6                        Address for Notice

Notice to be given under the Credit Documents to the Borrowers or the Agent shall, except as otherwise specifically provided, be in writing addressed to the party for whom it is intended and, unless the law deems a particular notice to be received earlier, a notice shall not be deemed received until actual receipt by the other party of an original of such notice or a facsimile thereof if sent by facsimile transmission.  For the purposes hereof, (i) notice shall be given to the Borrowers care of SEL at Suite 3900, 205 – 5th Avenue S.W., Calgary, Alberta T2P 2V7, Fax No: (403) 693-0070, Attention: President, and (ii) notice shall be given to the Agent at Bank of Montreal, Global Distribution, After Sales, 19th Floor, First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1A1, Fax No: (416) 867-5718, Attention:  Manager, with a copy to Bank of Montreal, Investment and Corporate Banking, Suite 2200, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1, Fax No: (403) 515-3650, Attention: Director; or in each case at such other mailing or facsimile address as each party from to time may notify the others as aforesaid.

13.7                        Time of the Essence

Time shall be of the essence in this Agreement.

13.8                        Further Assurances

The Borrowers shall, at the request of a Lender, do all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of such Lender, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Credit Documents.

13.9                        Term of Agreement

Except as otherwise provided herein, this Agreement shall remain in full force and effect until the payment and performance in full of all of the Obligations and the termination of this Agreement.

13.10                 Payments on Business Day

Whenever any payment or performance under the Credit Documents would otherwise be due on a day other than a Business Day, such payment shall be made on the following Business Day.

13.11                 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto concerning the matters addressed in this Agreement, and cancel and supersede any prior agreements, undertakings, declarations or representations, written or verbal, in respect thereof.

13.12                 Tombstone Marketing

For the purposes of “tombstone marketing”, the Borrowers authorize and consent to the reproduction, disclosure and use by the Lenders and the Agent of their names, identifying logos and the Facility (other than the amount of the Total Commitment) to enable the Lenders to publish promotional “tombstones”.  The Borrowers acknowledge and agree that the Lenders shall be entitled to determine, in their discretion, whether to use such information, that no compensation will be payable by the Lenders or the Agent in connection therewith, and that the Lenders and the Agent shall have no liability whatsoever to the Borrowers or any of their respective employees, officers, directors, Affiliates, trustees or shareholders in obtaining and lawfully using such information as contemplated herein.

13.13                 Acknowledgement

The Borrowers acknowledge that the Facility is for use by the Borrowers, and will be used by the Borrowers, only for business purposes.

13.14                 Limitation of Liability

The Agent and the Lenders hereby acknowledge that the SCT Trustee is entering into this Agreement solely in its capacity as trustee on behalf of SC Trust and the obligations of SC Trust hereunder shall not be personally binding upon the SCT Trustee or any of the beneficiaries (including its own beneficiaries, if any) of SC Trust, in their respective capacities as such, such that any recourse against SC Trust, the SCT Trustee or any beneficiary (including its own beneficiaries, if any) of SC Trust, in their respective capacities as such, in any manner in respect of any indebtedness, obligation or liability of SC Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based in contract or on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the “Trust Properties” as defined in the SC Trust Deed relating to SC Trust.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

STARPOINT ENERGY LTD.,		STARPOINT COMMERCIAL TRUST,
as a Borrower		by its trustee, 1149708 Alberta Ltd.
as a Borrower

By:		By:
Name:	fjfkd;akldlfdlfkldfs	Name:	fjfkfd;af;dfkdk
Title:	fjkfkjfd;fa;;a	Title:	fdjkfdlfdlkdfslk

By:		By:
Name:	fjkfdlkjfdkldfskl	Name:	fdjfdlkjfdlkdfldl
Title:	fjklfdlkjdfkldf	Title:	fjfldflkdl

July 20 - Material Document (Credit Agreement).doc

BANK OF MONTREAL,
as a Lender

By:
Name:	John M. Cook
Title:	Director

BANK OF MONTREAL,
as Agent

By:
Name:	fjfkdka;djfklfslflf
Title:	fkdka;a;ldkfjkds

CANADIAN IMPERIAL BANK OF COMMERCE,
as a Lender

By:
Name:	fdkjlfdkfdkldfkldsfl
Title:

By:
Name:	fkdfkldfslks
Title:	jfdkdflsdl

THE BANK OF NOVA SCOTIA,
as a Lender

By:
Name:	fkjfdkldfldll
Title:	jkfkdkdkd

By:
Name:	jfdkdfksdk
Title:	fdkjdfldlslsllls

THE TORONTO-DOMINION BANK,
as a Lender

By:
Name:	fkjfdlsllsllss
Title:	fdkdlslsllslslslsl

By:
Name:	fkdflsllalallalla
Title:	jfdkdflslls

ROYAL BANK OF CANADA,
as a Lender

By:
Name:	fkflfdldflldlld
Title:	jfdkfdlsdfl

By:
Name:	jfkfdllldfllldf
Title:	fkfdlldldsfldfldfll

NATIONAL BANK OF CANADA,
as a Lender

By:
Name:	fkflfdldflldlld
Title:	jfdkfdlsdfl

By:
Name:	jfkfdllldfllldf
Title:	fkfdlldldsfldfldfll

ALBERTA TREASURY BRANCHES,
as a Lender

By:
Name:	fkflfdldflldlld
Title:	jfdkfdlsdfl

By:
Name:	jfkfdllldfllldf
Title:	fkfdlldldsfldfldfll

BNP PARIBAS (CANADA),
as a Lender

By:
Name:	fkflfdldflldlld
Title:	jfdkfdlsdfl

By:
Name:	jfkfdllldfllldf
Title:	fkfdlldldsfldfldfll

SCHEDULE “A”

COMMITMENTS OF LENDERS

(expressed in Canadian Dollars)

Name of Lender	Syndicate Tranche Commitment	Working Capital Tranche Commitment

Bank of Montreal	$65,000,000	$15,000,000
The Bank of Nova Scotia	$65,000,000	Nil
Royal Bank of Canada	$65,000,000	Nil
The Toronto-Dominion Bank	$65,000,000	Nil
BNP Paribas (Canada)	$45,000,000	Nil
Canadian Imperial Bank of Commerce	$45,000,000	Nil
National Bank of Canada	$45,000,000	Nil
Alberta Treasury Branches	$40,000,000	Nil
	$435,000,000	$15,000,000

SCHEDULE “B”

COMPLIANCE CERTIFICATE

TO:                         BANK OF MONTREAL, as Agent (the “Agent”)

Ladies and Gentlemen:

1.             Reference is made to the Credit Agreement made as of June 27, 2005 among the Borrowers, Bank of Montreal and the other banks and financial institutions from time to time party thereto, as Lenders, and the Agent, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”).  All terms and expressions used herein but not otherwise defined shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

2.             I, [name], in my capacity as [title] of SEL and not in any personal capacity, hereby certify that as of the date hereof:

(a)           the representations and warranties set forth in the Credit Agreement are in all material respects true and correct on the date hereof;

(b)           each Borrower has performed or observed or caused to be performed or observed the covenants set forth in the Credit Agreement to be performed or observed by it to the date hereof; and

(c)           there has not occurred any unremedied Default or Event of Default.

3.             As at [March 31, June 30, September 30, or December 31, as applicable], 20    :

(a)           the Funded Debt to EBITDA Ratio is •:•,

(b)           the Cash Flow is •,

(c)           the principal amount of all Advances, in aggregate, under the Facility does not exceed, and has not at any time exceeded, the Borrowing Base, as evidenced by the attached schedule confirming such compliance, and

(d)           attached hereto is the management discussion and explanation of the variance of the actual results of operations for the Fiscal Quarter ended on the date set forth in the first list of this section 3 from the budget for such period approved by the Lenders.

Particulars of the calculation of each of the above ratios and amounts are as set out on Schedule “A” attached hereto.

4.             Attached hereto is a detailed list and description of all Swaps to which any Borrower is a party.

5.             The particulars of all dispositions, acquisitions and Capital Expenditures made by any Borrower or Guarantor during the last Fiscal Quarter, and the aggregate of all net proceeds of such dispositions in the current Fiscal Year, are attached hereto in accordance with Section 9.8 of the Credit Agreement.

DATED this           day of                            , 20  .

STARPOINT ENERGY LTD.

Name:

Title:

ACKNOWLEDGED AND CONFIRMED BY:

STARPOINT COMMERCIAL TRUST,

by its trustee, 1149708 Alberta Ltd.

Name:

Name:

B - 2

SCHEDULE “C”

DRAWDOWN, CONVERSION OR ROLLOVER NOTICE

TO:                         BANK OF MONTREAL, as Agent (the “Agent”)

Ladies and Gentlemen:

1.             Reference is made to the Credit Agreement made as of June 27, 2005 among the Borrowers, Bank of Montreal and the other banks and financial institutions from time to time party thereto, as Lenders, and the Agent, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”).  All terms and expressions used herein but not otherwise defined shall have the same meanings herein as ascribed thereto in the Credit Agreement.

2.             The Borrowers hereby request the following: ☐ Drawdown

☐ Rollover

☐ Conversion

(a) Date:

(b) Applicable Tranche(s) and Borrower(s):

• Syndicate Tranche:
• Working Capital Tranche:

(c) Total Amount:

(d) Type of Advance:

(e) Maturity Date (if applicable):

(f) Borrowers’ account(s) to be credited if applicable:

(g)           In the case of an Advance, Conversion or Rollover of Bankers’ Acceptances, the applicable Borrower intends to market the Bankers’ Acceptances provided and accepted pursuant to this notice:      ☐ Yes

☐ No

(h) Special Instructions (if any):

3.             [For Drawdowns only] The representations and warranties set forth in the Credit Agreement are true and correct in all material respects on the date hereof.

4.             The Borrowers have performed or observed or caused to be performed or observed the covenants set forth in the Credit Agreement to be performed or observed by it to the date hereof, and shall use the proceeds of any Advance only for the purposes set out in Section 2.3 of the Credit Agreement.

5.             There has not occurred any unremedied Default or Event of Default.

DATED this          day of                                  20  .

STARPOINT ENERGY LTD.

Per:

Name:

Title:

STARPOINT COMMERCIAL TRUST,
by its trustee, 1149708 Alberta Ltd.

Per:

Name:

Title:

C -2

SCHEDULE “D”

REPAYMENT NOTICE

TO:                         BANK OF MONTREAL, as Agent (the “Agent”)

Dear Sirs:

1.             Reference is made to the Credit Agreement made as of June 27, 2005 among the Borrowers, Bank of Montreal and the other banks and financial institutions from time to time party thereto, as Lenders, and the Agent, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”).  All terms and expressions used herein but not otherwise defined shall have the same meanings herein as ascribed thereto in the Credit Agreement.

2.             Pursuant to Article 4 of the Credit Agreement, the Borrowers hereby request the following repayment:

(a) Date of repayment:

(b) Applicable Tranche(s) and Borrower(s):

$• to Syndicate Tranche:

$• to Working Capital Tranche:

(c) Type of Advance:

(d) Amount of repayment:

(f) Borrowers’ account(s) to be debited (if applicable):

(g) Special Instructions (if any):

DATED this           day of                                , •.

STARPOINT ENERGY LTD.	STARPOINT COMMERCIAL TRUST,
By its trustee, 1149708 Alberta Ltd.

Per:	Per:
Name:	Name:
Title:	Title:

SCHEDULE “E”

REQUEST FOR AN OFFER OF EXTENSION

TO:                         BANK OF MONTREAL, as Agent (the “Agent”)

Ladies and Gentlemen:

We refer you to the Credit Agreement made as of June 27, 2005 among the Borrowers, Bank of Montreal and the other banks and financial institutions from time to time party thereto, as Lenders, and the Agent, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”).  All terms and expressions used herein but not otherwise defined shall have the same meanings herein as ascribed thereto in the Credit Agreement.

We hereby give notice of our request for an offer of extension of the Extendible Period for a further period of one year after the current Stated Term Date and consequent extension of the Stated Term Date and the Facility Maturity Date pursuant to Section 4.1 of the Credit Agreement.

As of the date hereof, there has not occurred any unremedied Default or Event of Default.

Yours very truly,

STARPOINT ENERGY LTD.	STARPOINT COMMERCIAL TRUST,
By its trustee, 1149708 Alberta Ltd.

Per:	Per:
Name:	Name:
Title:	Title:

SCHEDULE “F”

CBA MODEL PROVISIONS

1.                                       Definitions

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agreement” means the credit agreement of which these Provisions form part.

“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law.

“Applicable Percentage” means with respect to any Lender, the percentage of the total Commitments represented by such Lender’s Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be the percentage of the total outstanding Loans and participations in respect of Letters of Credit represented by such Lender’s outstanding Loans and participations in respect of Letters of Credit.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Administrative Agent, in substantially the form of Exhibit A or any other form approved by the Administrative Agent.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have corresponding meanings.

“Default” means any event or condition that constitutes an Event of Default or that would constitute an Event of Default except for satisfaction of any condition subsequent required to make the event or condition an Event of Default, including giving of any notice, passage of time, or both.

“Eligible Assignee” means any Person (other than a natural Person, any Obligor or any Affiliate of an Obligor), in respect of which any consent that is required by Section 10(b) has been obtained.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower under Section 3.3(b), (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee to the extent that the Borrower has expressly agreed that any withholding tax shall be an Indemnified Tax), any withholding tax that (A) is not imposed or assessed in respect of a Loan that was made on the premise that an exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 3.2(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from an Obligor with respect to such withholding tax pursuant to Section 3.2(a). For greater certainty, for purposes of item (c) above, a withholding tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the Income Tax Act (Canada) or any successor provision thereto.(1)

“Foreign Lender” means any Lender that is not organized under the laws of the jurisdiction in which the Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“Fund” means any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supranational bodies

(1) Please note that this definition of "Excluded Taxes" will result in Foreign Lenders not being grossed up for withholding taxes that exist at the time of execution and delivery of the Credit Agreement, except in the circumstances specified.  If a loan is intended to be exempt from withholding tax as a "5/25" structure or otherwise, this premise should be specified in the Credit Agreement.

such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Issuing Bank” means the Person named elsewhere in this Agreement(2) as the issuer of Letters of Credit on the basis that it is “fronting” for other Lenders and not on the basis that it is the attorney of other Lenders to sign Letters of Credit on their behalf, or any successor issuer of Letters of Credit. For greater certainty, where the context requires, references to “Lenders” in these Provisions include the Issuing Bank.

“Loan” means any extension of credit by a Lender under this Agreement, including by way of bankers’ acceptance or LIBO Rate Loan, except for any Letter of Credit or participation in a Letter of Credit.

“Obligors” means, collectively, the Borrower and each of the guarantors of the Borrower’s obligations that are identified elsewhere in this Agreement.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

“Participant” has the meaning assigned to such term in Section 10(d).

“Person” means any natural Person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Provisions” means these model credit agreement provisions.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

2.                                      Terms Generally

(1)                                  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein (including this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein), (b) any reference herein to any Person

(2) Ensure that the Credit Agreement identifies the Issuing Bank or indicates that there is none.

shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) unless otherwise expressly stated, all references in these Provisions to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, these Provisions, but all such references elsewhere in this Agreement shall be construed to refer to this Agreement apart from these Provisions, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(2)                                  If there is any conflict or inconsistency between these Provisions and the other terms of this Agreement, the other terms of this Agreement shall govern to the extent necessary to resolve the conflict or inconsistency.

3.                                      Yield Protection

3.1                                 Increased Costs

(a)                                  Increased Costs Generally. If any Change in Law shall:

(i)                                     impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii)                                  subject any Lender to any Tax of any kind whatsoever with respect to this Agreement, any Letter of Credit, any participation in a Letter of Credit or any Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 3.2 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(iii)                               impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender or the Issuing Bank of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or any other amount), then upon request of such Lender the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b)                                 Capital Requirements. If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or the Letters of Credit issued or participated in by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

(c)                                  Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)                                 Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation, except that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

3.2                                 Taxes.

(a)                                  Payments Subject to Taxes. If any Obligor, the Administrative Agent, or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other Loan Document, then (i) the sum payable shall be increased by that Obligor when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Administrative Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Obligor shall make any such deductions required to be made by it under Applicable Law and (iii) the Obligor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

(b)                                 Payment of Other Taxes by the Borrower. Without limiting the provisions of paragraph (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(c)                                  Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent and each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Administrative

Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d)                                 Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by an Obligor to a Governmental Authority, the Obligor shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)                                  Status of Lenders. Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, (a) any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (b) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Income Tax Act (Canada) or any successor provision thereto shall within five days thereof notify the Borrower and the Administrative Agent in writing.

(f)                                    Treatment of Certain Refunds and Tax Reductions. If the Administrative Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which an Obligor has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower or Obligor, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower or Obligor under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Administrative Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower or Obligor as applicable, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower or Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender if the Administrative Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

3.3                                 Mitigation Obligations: Replacement of Lenders.

(a)                                  Designation of a Different Lending Office. If any Lender requests compensation under Section 3.1, or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.2 , then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.1 or 3.2 , as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)                                 Replacement of Lenders(3). If any Lender requests compensation under Section 3.1, if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.2, if any Lender’s obligations are suspended pursuant to Section 3.4 or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort, upon 10 days’ notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(i)                                     the Borrower pays the Administrative Agent the assignment fee specified in Section 10(b)(vi);

(ii)                                  the assigning Lender receives payment of an amount equal to the outstanding principal of its Loans and participations in disbursements under Letters of Credit, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii)                               in the case of any such assignment resulting from a claim for compensation under Section 3.1 or payments required to be made pursuant to Section 3.2, such assignment will result in a reduction in such compensation or payments thereafter; and

(iv)                              such assignment does not conflict with Applicable Law.

(3) Please note that the Breakfunding section in the Credit Agreement should expressly include any amount payable as a result of an assignment required by this Section.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

3.4                                 Illegality.

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make or maintain any Loan (or to maintain its obligation to make any Loan), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

3.5                                 Inability to Determine Rates Etc.

If the Required Lenders determine that for any reason a market for bankers’ acceptances does not exist at any time or the Lenders cannot for other reasons, after reasonable efforts, readily sell bankers’ acceptances or perform their other obligations under this Agreement with respect to bankers’ acceptances, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the Borrower’s right to request the acceptance of bankers’ acceptances shall be and remain suspended until the Required Lenders determine and the Agent notifies the Borrower and each Lender that the condition causing such determination no longer exists. If the Required Lenders determine that for any reason adequate and reasonable means do not exist for determining the LIBO Rate for any requested Interest Period with respect to a proposed LIBO Rate Loan, or that the LIBO Rate for any requested Interest Period with respect to a proposed LIBO Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain LIBO Rate Loans shall be suspended until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for a borrowing, conversion or continuation of LIBO Rate Loans or, failing that, will be deemed to have converted such request into a request for a borrowing of Base Rate Loans in the amount specified therein.

4.                                      Right of Setoff.

If an Event of Default has occurred and is continuing, each of the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Obligor may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers’ lien) that the Lenders or their respective Affiliates may have. Each Lender agrees to promptly notify the Borrower and the Administrative Agent after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of a Lender exercises any rights under this Section 4, it shall share the benefit received in accordance with Section 5 as if the benefit had been received by the Lender of which it is an Affiliate.

5.                                       Sharing of Payments by Lenders.

If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Loans and accrued interest thereon or other obligations hereunder greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them, provided that:

(i)                                     if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest;

(ii)                                  the provisions of this Section shall not be construed to apply to (x) any payment made by any Obligor pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in disbursements under Letters of Credit to any assignee or participant, other than to any Obligor or any Affiliate of an Obligor (as to which the provisions of this Section shall apply); and

(iii)                               the provisions of this Section shall not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents, (x) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with the Loan Documents, (y) any reduction arising from an amount owing to an Obligor upon the termination of derivatives entered into between the Obligor and such Lender(4), or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

The Obligors consent to the foregoing and agree, to the extent they may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Obligor rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of each Obligor in the amount of such participation.

6.                                      Administrative Agent’s Clawback

(a)                                  Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any advance of funds that such Lender will not make available to the Administrative Agent such Lender’s share of such advance, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable advance available to the Administrative Agent, then the applicable Lender shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such advance. If the Lender does not do so forthwith, the Borrower shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the advance in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Administrative Agent.

(b)                                 Payments by Borrower; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of any Lender hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at a rate

(4) Those preparing Credit Agreements should consider whether this exclusion of proceeds of derivatives is appropriate in the particular circumstances of the Credit Agreement.  It may be appropriate to provide for sharing of, for example, any net amount available after the termination of all derivatives entered into between the Obligators and a Lender and the setoff of resulting amounts owing by the Obligators and to the Obligators if there is more than one such derivative.

determined by the Administrative Agent in accordance with prevailing banking industry practice on interbank compensation.

7.                                       Agency.

7.1                                 Appointment and Authority.

Each of the Lenders and the Issuing Bank hereby irrevocably appoints the Person identified elsewhere in this Agreement as the Administrative Agent(5) to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Bank, and no Obligor shall have rights as a third party beneficiary of any of such provisions.

7.2                                 Rights as a Lender.

The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Obligor or any Affiliate thereof as if such Person were not the Administrative Agent and without any duty to account to the Lenders.

7.3                                 Exculpatory Provisions.

(1)                                  The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents(6).  Without limiting the generality of the foregoing, the Administrative Agent:

(a)                                  shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)                                 shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or Applicable Law; and

(c)                                  shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the

(5) Ensure that the Credit Agreement identifies the Administrative Agent for the purpose of this reference.

(6) It is anticipated that the Credit Agreement will require the Borrower to be responsible for compliance with all requirements to maintain perfection of security.

Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

(2)                                  The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as is necessary, or as the Administrative Agent believes in good faith is necessary, under the provisions of the Loan Documents) or (ii) in the absence of its own gross negligence or wilful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing the Default is given to the Administrative Agent by the Borrower or a Lender.

(3)                                  Except as otherwise expressly specified in this Agreement, the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

7.4                                 Reliance by Administrative Agent.

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

7.5                                 Indemnification of Administrative Agent.

Each Lender agrees to indemnify the Administrative Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Administrative Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Administrative Agent’s gross negligence or wilful misconduct.

7.6                                 Delegation of Duties.

The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent from among the Lenders (including the Person serving as Administrative Agent) and their respective Affiliates. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Administrative Agent shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

7.7                                 Replacement of Administrative Agent.

(1)                                  The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Bank and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto, Ontario or Montréal, Québec, or an Affiliate of any such Lender with an office in Toronto or Montréal. The Administrative Agent may also be removed at any time by the Required Lenders upon 30 days’ notice to the Administrative Agent and the Borrower as long as the Required Lenders, in consultation with the Borrower, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto or Montréal, or an Affiliate of any such Lender with an office in Toronto or Montréal.

(2)                                  If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications specified in Section 7.7(1), provided that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in the preceding paragraph.

(3)                                  Upon a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Administrative Agent, and the former Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the termination of the service of the former Administrative Agent, the provisions of this Section 7 and of Section 9 shall continue in effect for the benefit of such former Administrative

Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Administrative Agent was acting as Administrative Agent.

7.8                                 Non-Reliance on Administrative Agent and Other Lenders.

Each Lender and the Issuing Bank acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

7.9                                 Collective Action of the Lenders.

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Administrative Agent upon the decision of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Administrative Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Administrative Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

7.10                           No Other Duties. etc.

Anything herein to the contrary notwithstanding, none of the Bookrunners, Arrangers or holders of similar titles, if any, specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

8.                                      Notices: Effectiveness; Electronic Communication

(a)                                  Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as-provided in paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified elsewhere in this Agreement(7) or, if to a Lender, to it at its address or telecopier number specified in the Register or, if to an Obligor other than the Borrower, in care of the Borrower.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a business day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b).

(b)                                 Electronic Communications. Notices and other communications to the Lenders and the Issuing Bank hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent(8), provided that the foregoing shall not apply to notices to any Lender of Loans to be made or Letters of Credit to be issued if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c)                                  Change of Address. Etc. Any party hereto may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

(7) Ensure that the Credit Agreement contains the contact information referred to.

(8) Administrative Agents may wish to prescribe procedures for electronic communications and disseminate those procedures to Lenders.

9.                                      Expenses; Indemnity: Damage Waiver(9)

(a)                                  Costs and Expenses. The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all reasonable out-of-pocket expenses incurred by the Administrative Agent, any Lender or the Issuing Bank, including the reasonable fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b)                                 Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender and the Issuing Bank, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Obligor arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or Release of Hazardous Materials on or from any property owned or operated by any Obligor, or any Environmental Liability related in any way to any Obligor, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by an Obligor and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower or any other Obligor against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Obligor has obtained a final and nonappealable judgment in its favour on such claim as determined by a court of

(9) A reference to this Section should be included in the Survival Section, if any, of the Credit Agreement.

competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 3.1, 3.2 and 9(a).

(c)                                  Reimbursement by Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under paragraph (a) or (b) of this Section to be paid by it to the Administrative Agent (or any sub-agent thereof), the Issuing Bank or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), the Issuing Bank or such Related Party, as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) or the Issuing Bank in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) or Issuing Bank in connection with such capacity. The obligations of the Lenders under this paragraph (c) are subject to the other provisions of this Agreement concerning several liability of the Lenders.

(d)                                 Waiver of Consequential Damages. Etc. To the fullest extent permitted by Applicable Law, the Obligors shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e)                                  Payments. All amounts due under this Section shall be payable promptly after demand therefore. A certificate of the Administrative Agent or a Lender setting forth the amount or amounts owing to the Administrative Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

10.                               Successors and Assigns

(a)                                  Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Obligor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of paragraph (b) of this Section, (ii) by way of participation in accordance with the provisions of paragraph (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of paragraph (f) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in paragraph (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)                                 Assignments by Lenders. Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that:

(i)                                     except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loan of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, in the case of any assignment in respect of a revolving facility, or $1,000,000, in the case of any assignment in respect of a term facility, unless each of the Administrative Agent and, so long as no Default has occurred and is continuing, the Borrower otherwise consent to a lower amount (each such consent not to be unreasonably withheld or delayed);

(ii)                                  each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate credits on a non-pro rata basis;

(iii)                               any assignment of a Commitment relating to a credit under which Letters of Credit may be issued must be approved by any Issuing Bank (such approval not to be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself already a Lender with a Commitment under that credit;

(iv)                              any assignment must be approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed) unless:

(A)                              in the case of an assignment of a Commitment relating to a revolving credit, the proposed assignee is itself already a Lender with the same type of Commitment,

(B)                                no Event of Default has occurred and is continuing, and the assignment is of a Commitment relating to a non-revolving credit that is fully advanced, or

(C)                                the proposed assignee is a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody’s Investor Services Inc., Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Dominion Bond Rating Service Limited, respectively;

(v)                                 any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is itself already a Lender with the same type of Commitment or a Default has occurred and is continuing; and

(vi)                              the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in an amount specified elsewhere in this Agreement(10)  and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to paragraph (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, including any collateral security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3 and 9, and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Loan to the Borrower.

(c)                                  Register. The Administrative Agent shall maintain at one of its offices in Toronto, Ontario or Montréal, Québec a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(10) Ensure that the Credit Agreement specifies the amount of this fee.

(d)                                 Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural Person, an Obligor or any Affiliate of an Obligor(11)) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new Loan to the Borrower.

Subject to paragraph (e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Section 3 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 4 as though it were a Lender, provided such Participant agrees to be subject to Section 5 as though it were a Lender.

(e)                                  Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 3.1 and 3.2 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.2 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 3.2(e) as though it were a Lender.

(f)                                    Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

11.                                 Governing Law: Jurisdiction: Etc.

(a)                                  Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province specified elsewhere in this Agreement(12) and the laws of Canada applicable in that Province.

(b)                                 Submission to Jurisdiction. Each Obligor irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province specified elsewhere in this Agreement, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and

(11) Consideration should be given to the percentage of Lenders required to permit the sale of a participation to an Obligor or any Affiliate or Subsidiary of an Obligor.

(12) Ensure that the Credit Agreement identifies the Province referred to here and in paragraph (b) immediately below.

unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its properties in the courts of any jurisdiction.

(c)                                  Waiver of Venue. Each Obligor irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

12.                               WAIVER OF JURY TRIAL

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

13.                               Counterparts: Integration: Effectiveness: Electronic Execution

(a)                                  Counterparts: Integration: Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in the conditions precedent Section(s) of this Agreement, this Agreement shall become effective when it has been executed by the Administrative Agent and when the Administrative Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

(b)                                 Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

14.                               Treatment of Certain Information: Confidentiality

(1)                                  Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than an Obligor.

(2)                                  For purposes of this Section, “Information” means all information received in connection with this Agreement from any Obligor relating to any Obligor or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the facilities provided hereunder as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such Person normally makes available in the course of its business of assigning identification numbers.

(3)                                  In addition, and notwithstanding anything herein to the contrary, the Administrative Agent may provide the information described on Exhibit B concerning the Borrower and the credit facilities established herein to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

EXHIBIT A

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including without limitation any letters of credit, guarantees, and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan-transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.                                       Assignor:

2.                                       Assignee:

[and is an Affiliate/Approved Fund of [identify Lender](1)]

3.                                       Borrower(s):

4.                                       Administrative Agent:                                                     , as the administrative agent under the Credit Agreement.

5.                                       Credit Agreement:                [The [amount] Credit Agreement dated as of             among [name of Borrower(s)], the Lenders parties thereto, [name of Administrative Agent], as Administrative Agent, and the other agents parties thereto]

(1) Select as applicable.

6.                                       Assigned Interest:

Facility Assigned(2)	Aggregate Amount of Commitment/Loans for all Lenders(3)	Amount of Commitment/Loans Assigned(4)	Percentage Assigned of Commitment/Loans(5)	CUSIP Number
	$	$	%
	$	$	%
	$	$	%

7.                                       [Trade Date:                                                ](6)

(2) Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Agreement (e.g. "Revolving Credit Agreement", "Term Loan Commitment", etc.)

(3) Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

(4) Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

(5) Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

(6) To be completed if the Assignor and the Assignee intend that the minimum assignment is to be determined as of the Trade Date.

Effective Date:             ,20   [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE
[NAME OF ASSIGNEE]

By:
Title:

[Consented to and](7) Accepted:

[NAME OF THE ADMINISTRATIVE AGENT],
as Administrative Agent

By:
Title:

[Consented to:](8)

[NAME OF RELEVANT PARTY]

By:
Title:

(7) To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.

(8) To be added only if the consent of the Borrower and/or other parties (e.g. Swingline Lender, L/C Issuer) is required by the terms of the Credit Agreement.

ANNEX 1 to Assignment and Assumption

[                  ](1)

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1.                                       Representations and Warranties.

1.1                                 Assignor.

The Assignor (a) represents and warrants that (I) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document(2), (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2                                 Assignee.

The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section       thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (v) if it is a Foreign Lender(3), attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

(1) Describe Credit Agreement at option of Administrative Agent.

(2) The term "Loan Document" should be conformed to the term used in the Credit Agreement.

(3) The concept of "Foreign Lender" should be conformed to the section in the Credit Agreement governing withholding taxes and gross-up.

2.                                       Payments.

From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3.                                       General Provisions.

This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

EXHIBIT B

LOAN MARKET DATA TEMPLATE

Recommended Data Fields — At Close

The items highlighted in bold are those that Loan Pricing Corporation (LPC) deem essential. The remaining items are those that LPC has seen become more prominent over time as transparency has increased in the U.S. Loan Market.

Company Level	Deal Specific	Facility Specific
Issuer Name	Currency/Amount	Currency/Amount
Location	Date	Type
SIC (Cdn)	Purpose	Purpose
Identification Number(s)	Financial Covenants	Term Out Option
Revenue		Expiration Date
	Target Company	Facility Signing Date
*Measurement of Risk	Assignment Language	Pricing
S&P Sr. Debt	Law Firms	Base Rate(s) /Spread(s)/BA/LIBOR
S&P Issuer	MAC Clause	Initial Pricing Level
Moody’s Sr. Debt	Springing lien	Pricing Grid (tied to, levels)
Moody’s Issuer	Cash Dominion	Grid Effective Date
Fitch Sr. Debt	Mandatory Prepays	Fees
Fitch Issuer	Restrct’d Payments (Neg Covs)	Participation Fee (tiered also)
S&P Implied
(internal assessment)	Other Restrictions	Commitment Fee
DBRS
Other Ratings		Annual Fee
*Industry Classification		Utilization Fee
Moody’s Industry		LC Fee(s)
S&P Industry		BA Fee
Parent		Prepayment Fee

Financial Ratios		Other Fees to Market

Security
Secured/Unsecured
Collateral and Seniority of Claim
Collateral Value
Guarantors
Lenders Names/Titles
Lender Commitment ($)
Committed/Uncommitted
Distribution Method
Amortization Schedule
Lending Margin/Advance Rates
New Money Amount
Country of Syndication
Facility Rating (Loss given default)
S&P Bank Loan
Moody’s Bank Loan
Fitch Bank Loan
DBRS
Other Ratings

* These items would be considered useful to capture from an analytical perspective